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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 8, 2005

Registration No. 333-115397

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

POST EFFECTIVE AMENDMENT NO. 5
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEW WORLD RESTAURANT GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	13-3690261 (I.R.S. Employer Identification Number)

1687 Cole Boulevard
Golden, Colorado 80401
(303) 568-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jill B. W. Sisson, Esq.
General Counsel and Secretary
New World Restaurant Group, Inc.
1687 Cole Boulevard
Golden, Colorado 80401
(303) 568-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Mashenka Lundberg, Esq.
Holme Roberts & Owen LLP
1700 Lincoln Street, Suite 4100
Denver, Colorado 80203
(303) 861-7000

Approximate date of commencement of proposed sale to public:
From time to time after the effective date of this registration statement.

        If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where such offers are not permitted.

Subject to completion,
November 8, 2005

PROSPECTUS

957,872 Shares

Common Stock

        We are registering 957,872 shares of common stock issued or issuable upon the exercise of the warrants of New World Restaurant Group, Inc., a Delaware corporation formerly known as New World Coffee-Manhattan Bagel, Inc., held by the selling stockholders. The selling stockholders will receive all of the proceeds from the sale of the shares. We will pay all expenses incident to the registration of the shares under the Securities Act of 1933, as amended.

        Our common stock is currently quoted on the "pink sheets" under the symbol "NWRG.PK." On November 2, 2005, the last reported sale price of our common stock was $3.50 per share.

        Investing in our common stock involves risks, which are described in the "Risk Factors" section beginning on page 6 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005.

TABLE OF CONTENTS

        You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything not contained in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. The selling stockholders are not offering to sell, or seeking offers to buy, our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
RISK FACTORS
USE OF PROCEEDS
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
VOTING SECURITIES AND PRINCIPAL HOLDERS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        In addition to historical information, this prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words "forecast," "estimate," "project," "intend," "expect," "should," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

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  Our ability to achieve the initiatives of our business strategy, including but not limited to revitalizing our concept and menus;

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  Our ability to open new company-owned or licensed locations under our various brands;

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  Our ability to satisfy our obligations under our indebtedness;

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  Our ability to refinance our $160 million notes and our AmSouth revolver on terms that are more favorable to us;

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  Changes in the prices, availability and quality of our ingredients;

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  Fluctuations in energy costs and natural resources;

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  The effect of inflation on our operating expenses;

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  Our ability to attract, retain and motivate qualified employees;

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  Changes in labor costs and availability of labor pool;

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  Our dependence on our suppliers and distributors;

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  Fluctuations in consumer preferences;

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  The impact of federal, state or local government regulations;

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  Competition in the restaurant industry;

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  Availability and cost of additional capital;

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  Adverse publicity or litigation in connection with our business, including food quality claims;

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  Our ability to protect our trademarks, service marks and other proprietary rights;

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  Actions taken by, and claims made against us by, our franchisees, licensees; and

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  Other risks described from time to time in our periodic reports filed with the Securities and Exchange Commission, or the SEC.

        This list of factors that may affect future performance and the accuracy of forward looking statements is illustrative but not exhaustive. Accordingly, all forward looking statements should be evaluated with an understanding of their inherent uncertainty.

        Except as required by law, we assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our consolidated financial statements and accompanying notes. Any references to "New World," "we," "us" or "our" refer to New World Restaurant Group, Inc. and our subsidiaries. The "Einstein Bros. acquisition" refers to our June 2001 acquisition of substantially all of the assets of Einstein/Noah Bagel Corp. and its majority-owned subsidiary, Einstein/Noah Bagel Partners, which we refer to collectively as "Einstein Bros."

New World Restaurant Group, Inc.

Company Overview

        We are a leader in the quick casual segment of the restaurant industry. We specialize in high-quality foods for breakfast and lunch in a café atmosphere with a neighborhood emphasis. Our product offerings include fresh baked goods, made-to-order sandwiches on a variety of breads and bagels, soups, salads, desserts, premium coffees and other café beverages. We also operate a dough production facility.

        We operate as a single business segment with a focus on our company-operated restaurants. Our manufacturing and franchise operations are either supportive or ancillary to our main business focus.

        New World Restaurant Group, Inc. is a Delaware corporation organized in November 1992, and our principal executive offices are located at 1687 Cole Boulevard, Golden, Colorado 80401. The telephone number of our principal executive offices is (303) 568-8000. Our Internet address is www.nwrgi.com. The information on our website is not incorporated by reference into this prospectus.

Industry Overview

        Demographic shifts and evolving lifestyles have affected the U.S. restaurant industry over the past 30 years. According to Technomic, Inc., a food service consulting company, the U.S. foodservice industry (i.e., food consumed outside the home) accounted for approximately 49% of total food sales in 2004, up from just 37% in 1975.

        These demographic shifts and evolving lifestyles have more recently given rise to an entirely new segment in the restaurant industry called "quick casual"—the segment in which our brands compete. As defined by Technomic, quick casual restaurants are "attractive and comfortable establishments that serve freshly prepared, wholesome, quality, authentic foods in reasonably fast service formats." According to a recent study by Technomic, quick casual represents approximately a $6.0 billion industry as of 2002 with a 3-year compound growth rate of 11%.

Our Business Strategy

        To capitalize on the success of our operating initiatives, we have developed a focused growth strategy that positions us to continue to enhance our competitive position and results of operations over the near term. The salient features of this strategy include:

        Continue to Enhance Revenue and Profitability of Stores.    We intend to build on the success of the operational enhancements that we introduced in 2004. These will include, among others (i) a continued evaluation of store-level general managers and district managers, with corrective action being taken where deemed warranted; (ii) a continued focus on enhancing the profitability of stores through the application of software tracking initiatives; (iii) the implementation of a "secret shopper" program, carried out by a third party, to ensure that customer service experiences remain uniformly high; and

(iv) the rollout, in selected markets, of a catering program that permits significant leveraging of our store base with minimal incremental invested capital.

        Rollout of Brand Refresh Program.    We believe that there is an opportunity to realize significant revenue growth from our existing Einstein Bros. Bagels asset base. To that end, we plan to deploy a refresh program using customer research and feedback to fine-tune the look and feel of our Einstein brand through a measured approach. Market and trade area demographics, site-specific opportunities and the insights afforded by outside experts will be used to guide development plans and site selection. The refresh is designed to optimize menus, update interiors and address service issues with new menu boards and a "pay first" ordering system. A pay first system is expected to improve speed of service, order accuracy and customer interaction. Menu boards will be redesigned to provide flexibility in product offerings and pricing. Brand positioning will be very focused on core strengths in bagels and the breakfast day-part.

        Leverage Core Competencies into New Revenue Streams.    We believe that we have a number of opportunities to develop multiple channels outside of our traditional retail locations. These alternatives can generate incremental revenues, enhance the brands' visibility and improve customer convenience. In particular, in-store bakeries in the grocery and warehouse club channels are increasingly seeking strong customer brands to help drive their sales of bread and bagels. We have established a supplier relationship with Costco Wholesale Corporation which allows us to sell Einstein Bros. and Noah's products, dual branded with the Kirkland signature brand, through more than 300 Costco stores. We also entered into a similar relationship with Target Corporation and sell Einstein Bros. products through more than 200 SuperTarget stores. We hope to attract alternative retail customers based on Einstein Bros. substantial brand equity and superior food quality and freshness.

        Increase Store Licensing.    We believe that we have a strong platform for growth through store licensing of our Einstein Bros. and Noah's New York Bagel brands. By licensing our brands, we should be able to increase our geographic footprint and customer recognition while enjoying a valuable royalty stream with minimal incremental capital expenditures. The licensing program is available to qualified foodservice operators and typically requires an upfront license fee that is fully earned at the time the licensee commences operations. Stores are developed on college campuses, hospitals, airports, military installations and other locations. The licensed stores are generally opened during the third and fourth calendar quarters consistent with the timing of many government and higher education projects and federal funding. We typically receive continuing royalties on sales from each licensed store location. Licensees are not required to buy all of their non-proprietary products directly from us, but rather their product sources must be approved by us.

        Evaluate Non-Core Operations for Profitable Disposal.    We continually assess the financial and operational alignment of our Manhattan Bagel Company, Chesapeake Bagel Bakery and New World Coffee brands. As Manhattan Bagel Company represents the majority of the franchise operations, revitalizing and strengthening this brand remains a challenge for management. The historical franchise model of our brands is not consistent with future operating plans due to geographic separation from the core of markets. As a result, we exited certain markets during the second quarter ended 2005. We believe that by focusing on core markets, we will continue to build stronger brand awareness, consistent levels of performance and customer loyalty.

        During the second quarter of 2005, we filled the position of Senior Vice President of Franchise Operations. We believe the addition of this position will help to build our business and accelerate the growth of the franchise system.

        During the second quarter ended 2005, we reviewed the long term strategic fit of Chesapeake utilizing the recommendations of a third party consultant previously engaged to present viable alternatives for the brand. Based upon the consultant's recommendations, we began forming an exit strategy that we believed could be completed within approximately one year. Because there had been a change in circumstances, it was necessary to review the asset for impairment. The analysis indicated that the carrying amount of the Chesapeake trademarks was greater than its fair value and accordingly we recorded an impairment charge of $1.2 million during the quarter ended June 28, 2005. Currently, we are working with our remaining franchisees on an exit strategy that we anticipate completing by the end of the year. We also continue to review the carrying amount of the assets in relation to their fair value. For the year to date period ended September 27, 2005, we have recorded impairment charges of approximately $1.3 million related to the Chesapeake trademarks.

Financings

        Debt Refinancing.    On July 8, 2003, we issued $160 million in aggregate principal amount of 13% senior secured notes due 2008, or the $160 million indenture, to replace our $140 million in aggregate principal amount of senior secured increasing rate notes due 2003 (referred to herein as the "increasing rate notes"). On that same date, we also entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank.

        Equity Recapitalization.    In September 2003, we completed an equity recapitalization with our preferred stockholders, who also held a substantial portion of our common stock. Among other things, our Mandatorily Redeemable Series F Preferred Stock, or Series F, was eliminated and our Mandatorily Redeemable Series Z Preferred Stock, or Series Z, was issued to the Halpern Denny Fund III, L.P., or Halpern Denny. For details about the equity recapitalization, see the discussion under the caption "Business—Equity Recapitalization" in this prospectus.

The Offering

        This prospectus covers the registration of 957,872 shares of our common stock issued or issuable upon the exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holders in private transactions related to the following financings:

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  our issuance of increasing rate notes which were repaid in July 2003;

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  our issuances of Series F preferred stock, which was eliminated in our equity recapitalization completed in September 2003; and

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  the formation by us and Greenlight Capital LLC (referred to herein, together with its affiliates, as Greenlight), our controlling stockholder, of a limited liability company for the purpose of acquiring Einstein Bros. 7.25% Convertible Debentures due 2004, or the Einstein bonds. In 2002, we received distributions relating to our investment in the Einstein Bonds.

If these warrant holders were to exercise all of their warrants, the shares of common stock covered by this prospectus held by them would amount to approximately 8.9% of our outstanding common stock.

        Greenlight, our controlling stockholder, holds warrants exercisable into 493,682 shares of common stock. Greenlight beneficially owns approximately 97% of our common stock.

        All of the shares of our common stock covered by this prospectus are being registered by the warrant holders as selling stockholders. Except to the extent of the proceeds we receive from the payment of warrant exercise prices, we will not receive any proceeds from the sale of shares by the selling stockholders. If all of the outstanding warrants underlying common stock covered by this prospectus were exercised for cash, we would receive aggregate proceeds of approximately $0.8 million. The warrants allow for cashless exercise and we will not receive any proceeds from a warrant exercised under the cashless exercise provisions or from any warrants that are not exercised.

        We will pay all expenses incident to the registration of the shares under the Securities Act.

Risk Factors

        You should consider carefully the information included in the "Risk Factors" section of this prospectus, as well as the other information included in this prospectus, before deciding to invest in our common stock.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

        The following table presents our historical financial and operating data for the fiscal years ended December 28, 2004, December 30, 2003, December 31, 2002, January 1, 2002 and December 31, 2000 (in thousands of dollars, except per share information) and for the year to date periods ended September 27, 2005 and September 28, 2004. The financial information for the fiscal years ended January 1, 2002 and December 31, 2000 is derived from our audited financial statements, which are not included in this prospectus. The financial information for the fiscal years ended December 28, 2004, December 30, 2003 and December 31, 2002 is derived from our audited financial statements appearing elsewhere in this prospectus. The financial information for the year to date periods ended September 27, 2005 and September 28, 2004 is derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial data reflect all normal recurring adjustments necessary for a fair presentation of these results. Our results of operations for the year to date period ended September 27, 2005 are not necessarily indicative of the results that may be expected for the full fiscal year 2005.

	Fiscal Year Ended(1):					Year to Date Ended:
	December 28, 2004	December 30, 2003	December 31, 2002	January 1, 2002	December 31, 2000	September 27, 2005	September 28, 2004
Income Statement Data:
Total revenues	$373,860	$383,306	$398,650	$234,175	$43,078	$285,190	$276,539
Gross profit	67,199	65,616	77,144	44,772	12,940	52,169	49,111
General and administrative expenses	32,755	41,794	42,640	28,647	12,733	26,857	25,260
Depreciation and amortization	27,848	34,013	35,047	18,260	2,254	19,583	20,882
Loss (gain) on sale, disposal or abandonment of assets, net	1,557	(558)	—	—	—	269	1,395
Charges (adjustments) for integration and reorganization costs	(869)	2,132	4,194	4,432	—	6	(843)
Impairment charge	450	5,292	—	3,259	1,076	1,484	402

Income (loss) from operations	5,458	(17,057)	(4,737)	(9,826)	(3,123)	3,970	2,015
Net loss available to common stockholders	$(17,405)	$(87,944)	$(72,488)	$(80,273)	$(7,911)	$(13,295)	$(15,306)
Per Share Data:
Net loss per share—basic and diluted	$(1.77)	$(22.71)	$(55.18)	$(133.43)	$(37.66)	$(1.35)	$(1.56)
Cash dividends declared	—	—	—	—	—	—	—
Other Data:
Number of locations at end of period	690	736	747	770	814	639	707
Franchised and licensed	237	272	287	287	312	204	251
Company-operated	453	464	460	483	502	439	456
Increase (decrease) in Einstein and Noah's same store sales(2)	(1.9)%	(3.5)%	1.9%	2.5%	4.6%	6.0%	(0.3)%

(1)
Effective for the quarter ended July 3, 2001, we elected to change our fiscal year end to the Tuesday closest to December 31. Our annual accounting period had previously ended on the Sunday closest to December 31. The fiscal year end dates for 2004, 2003, 2002 and 2001 are December 28, 2004, December 30, 2003, December 31, 2002 and January 1, 2002 respectively, resulting in all years containing 52 weeks.

(2)
Same store sales is calculated for Einstein and Noah's company-operated stores open as of the beginning of the previous fiscal period.

RISK FACTORS

        You should carefully consider the following risk factors, in addition to the other information in this prospectus, before deciding to invest in our common stock.

Risk Factors Relating to Our Financial Condition

        We have and expect to continue to have a substantial amount of debt.

        We have a high level of debt and are highly leveraged. In addition, we may, subject to certain restrictions, incur substantial additional indebtedness in the future. Our high level of debt, among other things, could:

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  make it difficult for us to satisfy our obligations under our indebtedness;

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  limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes;

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  increase our vulnerability to downturns in our business or the economy generally; and

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  limit our ability to withstand competitive pressures from our less leveraged competitors.

        Our AmSouth revolver and $160 million notes expire in July 2006 and July 2008, respectively. In first quarter 2005, we engaged Bear Stearns, investment bankers, to assist us in potentially refinancing our $160 million notes and the AmSouth revolver. Due to the instability of the high yield market and under advisement from Bear Stearns, we temporarily suspended further refinancing activity until just recently. Currently, market conditions appear to have improved and we are reviewing our options regarding refinancing with Bear Stearns. We believe that refinancing our debt at favorable interest rates could increase our letter of credit capacity, reduce interest expense and provide additional flexibility for future store growth. We cannot provide any assurance that we will be successful in refinancing this debt or that any refinancing will be on terms more favorable to us.

        We have certain covenants inherent in our debt agreements with which we must be in compliance.

        Our debt agreements contain certain covenants, which, among others, include certain financial covenants such as limitations on capital expenditures, maintenance of the business, use of proceeds on sales of assets and minimum Adjusted EBITDA as defined in the agreements. The covenants also preclude the declaration and payment of dividends or other distributions to holders of our common stock.

        We are subject to multiple economic, financial, competitive, legal and other risks that are beyond our control and could harm our future financial results. Any adverse effect on our business or financial results could affect our ability to maintain compliance with our debt covenants. A failure by us to comply with the covenants in the instruments and agreements governing our indebtedness could result in an event of default that, if not cured or waived, could result in all of our indebtedness becoming immediately due and payable, which could render us insolvent.

        We may not be able to generate sufficient cash flow to make payments on our indebtedness.

        Economic, financial, competitive, legislative and other factors beyond our control may affect our ability to generate cash flow from operations to make payments on our indebtedness, including the $160 million notes, and to fund necessary working capital. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on our debt, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing our debt, on terms that are not favorable to us, selling assets or raising equity. We may not be able to accomplish any of these alternatives on satisfactory terms, if at all, and even if accomplished, they may not yield sufficient funds to service our debt.

Risk Factors Relating to Our Business

        We may not be successful in implementing any or all of the initiatives of our business strategy.

        Our success depends in part on our ability to understand and satisfy our customers' needs. We believe successful deployment of our current business strategy will address customers' needs and contribute to overall company growth. While we believe our refresh strategy will strengthen the performance of our Einstein Bros. brand, its success is dependent upon various factors, including customer acceptance of new menu offerings and pricings, the new look and feel of the restaurants, and new service system. In addition, the availability of capital and opportunities to make modifications to existing stores will be significant factors in the success of our business strategy. If we improperly perceive customers' needs and/or are not successful in implementing any or all of the initiatives of our business strategy, it could have a material adverse effect on our business, results of operations, and financial condition.

        We are vulnerable to changes in consumer preferences and economic conditions that could harm our financial results.

        Food service businesses are often affected by changes in consumer tastes, dietary trends, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, local demographics and the type, number and location of competing restaurants may adversely affect the performance of individual locations. Shifts in consumer preferences away from our type of cuisine and/or the quick casual style could have a material adverse effect on our results of operations.

        We believe that the trend toward consumption of food low in carbohydrate content may have had a negative impact on our sales and revenues. In addition, inflation and increased food and energy costs may harm the restaurant industry in general and our locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing, which could harm our business prospects, financial condition, operating results and cash flow. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

        There is intense competition in the restaurant industry for personnel, real estate, advertising space, and customers, among other things.

        Our industry is intensely competitive and there are many well-established competitors with substantially greater financial and other resources than we have. In addition to current competitors, one or more new major competitors with substantially greater financial, marketing and operating resources could enter the market at any time and compete directly against us. Also, in virtually every major metropolitan area in which we operate or expect to enter, local, regional or national competitors already exist. This may make it more difficult to obtain real estate, advertising space, and retain customers and personnel.

        We are vulnerable to fluctuations in the cost, availability and quality of our raw ingredients.

        The cost, availability and quality of the ingredients we use to prepare our food are subject to a range of factors, many of which are beyond our control. Fluctuations in economic and political conditions, weather and demand could adversely affect the cost of our ingredients. We have limited control over fluctuations in the price and quality of commodities, and we may not be able to pass through any cost increases to our customers. We are dependent on frequent deliveries of fresh ingredients, thereby subjecting us to the risk of shortages or interruptions in supply. All of these factors could adversely affect our business and financial results.

        We heavily depend on our suppliers and distributors.

        We currently purchase our raw materials from various suppliers. We purchase a majority of our frozen bagel dough from one supplier (who utilizes our proprietary processes) and on which we are dependent upon in the short-term. Additionally, we purchase all of our cream cheese from a single source. Though to date we have not experienced significant difficulties with our suppliers, our reliance on our suppliers subjects us to a number of risks, including possible delays or interruption in supplies, diminished control over quality and a potential lack of adequate raw material capacity. Any disruption in the supply or degradation in the quality of the materials provided by our suppliers could have a material adverse effect on our business, operating results and financial condition. In addition, such disruptions in supply or degradations in quality could have a long-term detrimental impact on our efforts to develop and maintain a strong brand identity and a loyal consumer base.

        We depend on our network of six regional custom distributors to distribute frozen bagel dough and other materials to our locations. If any one or more of these distributors fails to perform as anticipated, or if there is any disruption in any of our distribution relationships for any reason, it could have a material adverse effect on our business, financial condition and results of operations. We are currently negotiating contract terms with a new distribution partner to improve quality and service. As a result, we anticipate increased distribution costs beginning in the fourth quarter of 2005.

        Increasing labor costs could adversely affect our continued profitability.

        We are dependent upon an available labor pool of employees, many of whom are hourly employees whose wages may be affected by an increase in the federal or state minimum wage. Numerous proposals have been made on federal, state and local levels to increase minimum wage levels. Although few, if any, of our employees are paid at the minimum wage level, an increase in the minimum wage may create pressure to increase the pay scale for our employees, which would increase our labor costs and those of our franchisees and licensees. A shortage in the labor pool or other general inflationary pressures or changes could also increase labor costs. In addition, changes in labor laws or reclassifications of employees from management to hourly employees could affect our labor costs. For example, federal overtime regulations under the Fair Labor Standards Act, which went into effect on August 23, 2004, may impact the classification of several of our positions. We are continuing to evaluate the specific impact of these changes. A significant increase in the number of overtime hours worked could have a material adverse effect on our income from operations and decrease our profitability and cash available to service our debt obligations if we are unable to recover these increases by raising the prices we charge our customers.

        We face the risk of adverse publicity and litigation in connection with our operations.

        We are from time to time the subject of complaints or litigation from our consumers alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us, regardless of whether the allegations are valid or whether we are liable. In addition, employee claims against us based on, among other things, discrimination, harassment or wrongful termination may divert financial and management resources that would otherwise be used to benefit our future performance. We have been subject to claims from time to time, and although these claims have not historically had a material impact on our operations, a significant increase in the number of these claims or the number that are successful could materially adversely affect our business, prospects, financial condition, operating results or cash flows.

        We rely in part on our franchisees and licensees.

        We rely in part on our franchisees and licensees and the manner in which they operate their locations to develop and promote our business. Although we have developed criteria to evaluate and screen prospective candidates, the candidates may not have the business acumen or financial resources necessary to operate successful locations in their respective areas. In addition, franchisees and licensees are subject to business risks similar to what we face such as competition, consumer acceptance, fluctuations in the cost, availability and quality of raw ingredients, and increasing labor costs. The failure of franchisees and licensees to operate successfully could have a material adverse effect on us, our reputation, our ability to collect royalties, our brands and our ability to attract prospective candidates.

        We face risks associated with government regulation.

        Each of our locations is subject to licensing and regulation by the health, sanitation, safety, labor, building and fire agencies of the respective states and municipalities in which it is located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of facilities for an indeterminate period of time, or third-party litigation, any of which could have a material adverse effect on us and our results of operations.

        In addition, our franchise operations are subject to regulation by the Federal Trade Commission. Our franchisees and we must also comply with state franchising laws and a wide range of other state and local rules and regulations applicable to our business. The failure to comply with federal, state and local rules and regulations would have an adverse effect on our franchisees and us.

        Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although we are not aware of any environmental conditions that require remediation by us under federal, state or local law at our properties, we have not conducted a comprehensive environmental review of our properties or operations. We may not have identified all of the potential environmental liabilities at our properties, and any such liabilities that are identified in the future may have a material adverse effect on our financial condition.

        We may not be able to protect our trademarks, service marks and other proprietary rights.

        We believe that our trademarks, service marks and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks, service marks and proprietary rights. However, the actions taken by us may be inadequate to prevent imitation of our products and concepts by others or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may assert rights in our trademarks, service marks and other proprietary rights.

Risk Factors Relating to Our Common Stock

  We have a majority stockholder.

        Greenlight Capital, L.L.C. and its affiliates, or Greenlight, beneficially owns approximately 97 percent of our common stock on a fully diluted basis. As a result, Greenlight has sufficient voting power, without the vote of any other stockholders, to determine what matters will be submitted for approval by our stockholders, to approve actions by written consent without the approval of any other stockholders, to elect all of our board of directors, and among other things, to determine whether a change in control of our company occurs. Greenlight's interests on matters submitted to stockholders may be different from those of other stockholders. Greenlight is not involved in our day-to-day operations, but Greenlight has voted its shares to elect our current board of directors. The chairman of our board of directors is a current employee of Greenlight.

        Our common stock is not currently listed on any stock exchange or Nasdaq. As a result, we are not subject to corporate governance rules adopted by the New York Stock Exchange, American Stock Exchange and Nasdaq requiring a majority of directors to be independent and requiring audit, compensation and nominating committees that are composed solely of independent directors. We are, however, subject to rules requiring that the audit committee consist entirely of independent directors. Furthermore, under the rules of these stock exchanges and Nasdaq, if a single stockholder holds more than 50% of the voting power of a listed company, that company is considered a "controlled company" and, except for the rules relating to independence of the audit committee, is exempt from the above-mentioned independence requirements. Because Greenlight beneficially owns approximately 97% of our common stock, we may take advantage of the controlled company exemption if our common stock becomes listed on an exchange or Nasdaq in the future. As a result, our stockholders do not have, and may never have, the protections that these rules are intended to provide.

  Future sales of shares of our common stock by our stockholders could cause our stock price to fall.

        If a substantial number of shares of our common stock are sold in the public market, the market price of our common stock could fall. The perception among investors that these sales will occur could also produce this effect. Our majority stockholder, Greenlight, beneficially holds approximately 97 percent of our common stock on a fully diluted basis, and sales by Greenlight or a perception that Greenlight will sell could cause a decrease in the market price of our common stock. Additionally, holders of outstanding warrants may convert and sell the underlying shares in the public market pursuant to this registration statement. We have registered 957,872 shares of common stock underlying certain warrants, of which Greenlight owns warrants to purchase 493,683 shares of our common stock. Sales of shares or a perception that there will be sales of the underlying shares could also cause a decrease in the market price of our common stock.

  Holders may find it difficult to effect transactions in our common stock.

        Our common stock is currently trading on the "pink sheets" under the symbol "NWRG.PK." Since our common stock is not listed on Nasdaq, Amex or the New York Stock Exchange, holders of our common stock may find that the liquidity of our common stock is impaired—not only in the number of securities that can be bought and sold, but also through delays in the timing of transactions, lack of security analysts' and the news media's coverage of us, and lower prices for our securities than might otherwise be attained.

        Securities that are not listed on a stock exchange, the Nasdaq National Market or the Nasdaq SmallCap Market are subject to an SEC rule that imposes special requirements on broker-dealers who sell those securities to persons other than their established customers and accredited investors. The broker-dealer must determine that the security is suitable for the purchaser and must obtain the purchaser's written consent prior to the sale. These requirements may make it more difficult for you to sell our stock than the stock of some other companies. It may also affect our ability to raise more capital if and when necessary.

USE OF PROCEEDS

        The shares offered by this prospectus are being offered solely for the account of the selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders. We would receive up to approximately $0.8 million upon payment of the exercise price of all of the outstanding warrants underlying common stock covered by this prospectus. The warrants allow for cashless exercise and we will not receive any proceeds from a warrant exercised under the cashless exercise provisions or from any warrants that are not exercised. We intend to use proceeds from the exercise of warrants, if any, for general working capital.

MARKET FOR OUR COMMON STOCK AND
RELATED STOCKHOLDER MATTERS

        Prior to November 27, 2001, our common stock was quoted on the Nasdaq National Market under the symbol "NWCI." On November 27, 2001, our common stock was delisted from the Nasdaq National Market for corporate governance violations and public interest concerns. From November 27, 2001 until May 22, 2002, our common stock was quoted on the OTC Bulletin Board under the symbol "NWCI.OB." On May 22, 2002, our common stock was removed from the eligible list on the OTC Bulletin Board for the failure to timely file our Form 10-K for the year ended January 1, 2002, a violation of NASD Rule 6350. At that time it began trading on the "pink sheets" under the symbol "NWCI.PK." Effective October 20, 2003, in connection with our equity recapitalization, our stock began trading on the "pink sheets" under the symbol "NWRG.PK."

        The following table sets forth the range of high and low closing sale prices or range of high and low bid information, as applicable (as quoted on the OTC Bulletin Board or the "pink sheets," respectively) for our common stock for each fiscal quarter during the periods indicated.

        Over-the-Counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. All share prices have been adjusted for the stock split which occurred in the third quarter of 2003.

	High	Low
Year Ended January 3, 2006:
First Quarter (from December 29, 2004 to March 29, 2005)	$4.25	$2.00
Second Quarter (from March 30, 2005 to June 28, 2005)	$4.35	$2.00
Third Quarter (from June 29, 2005 to September 27, 2005)	$3.00	$1.60
Fourth Quarter (from September 28, 2005 to November 2, 2005)	$3.77	$3.00
Year Ended December 28, 2004:
First Quarter (from December 31, 2003 to March 30, 2004)	$8.00	$3.00
Second Quarter (from March 31, 2004 to June 29, 2004)	$4.99	$2.50
Third Quarter (from June 30, 2004 to September 28, 2004)	$2.98	$1.75
Fourth Quarter (from September 29, 2004 to December 28, 2004)	$3.10	$1.60
Year Ended December 30, 2003:
First Quarter (from January 1, 2003 to April 1, 2003)	$7.16	$4.21
Second Quarter (from April 2, 2003 to July 1, 2003)	$18.66	$3.19
Third Quarter (from July 2, 2003 to September 30, 2003)	$14.39	$8.37
Fourth Quarter (from October 1, 2003 to December 30, 2003)	$10.00	$3.25
Year Ended December 31, 2002:
First Quarter (from January 1, 2002 to April 2, 2002)	$47.56	$19.26
Second Quarter (from April 3, 2002 to July 2, 2002)	$25.89	$15.05
Third Quarter (from July 3, 2002 to October 1, 2002)	$16.86	$7.83
Fourth Quarter (from October 2, 2002 to December 31, 2002)	$9.03	$3.01

        You are advised to obtain current market quotations for our common stock. No assurance can be given as to the market prices of our common stock at any time after the date of this prospectus.

        On November 2, 2005, the last reported sale price of our common stock was $3.50 per share. As of November 2, 2005, there were 387 holders of record of our common stock. This number does not include individual stockholders who own common stock registered in the name of a nominee under nominee security listings.

        We have not declared or paid any cash dividends on our common stock since our inception. We do not intend to pay any cash dividends in the foreseeable future, and we are precluded from paying cash dividends on our common stock under our financing agreements.

SELECTED FINANCIAL DATA

        The following table sets forth our selected historical financial and operating data on a consolidated basis at December 28, 2004, December 30, 2003, December 31, 2002, January 1, 2002 and December 31, 2000, and for the fiscal years then ended. The income statement data and the balance sheet data as of and for the fiscal years ended December 28, 2004, December 30, 2003 and December 31, 2002 are derived from our consolidated financial statements appearing elsewhere in this prospectus, which have been audited by Grant Thornton LLP, independent registered public accounting firm. The income statement data and the balance sheet data as of and for the fiscal years ended

January 1, 2002 and December 31, 2000 are derived from our audited consolidated financial statements which are not included in this prospectus.

        The following table also sets forth our selected historical financial and operating data on a consolidated basis at September 27, 2005 and September 28, 2004 and for the year to date periods ended September 27, 2005 and September 28, 2004, which are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of our consolidated financial position and the consolidated results of our operations for those periods.

        Historical results are not indicative of the results to be expected in the future. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

	Fiscal Years Ended(1):					Year to Date Ended:
	December 28, 2004	December 30, 2003	December 31, 2002	January 1, 2002	December 31, 2000	September 27, 2005	September 28, 2004
	(in thousands of dollars, except per share amounts)
Income Statement Data:
Revenues	$373,860	$383,306	$398,650	$234,175	$43,078	$285,190	$276,539
Cost of sales	306,661	317,690	321,506	189,403	30,138	233,021	227,428

Gross margin	67,199	65,616	77,144	44,772	12,940	52,169	49,111
Gross margin as percent of sales	18.0%	17.1%	19.4%	19.1%	30.0%	18.3%	17.8%
General and administrative expenses	32,755	41,794	42,640	28,647	12,733	26,857	25,260
Depreciation and amortization	27,848	34,013	35,047	18,260	2,254	19,583	20,882
Loss (gain) on sale, disposal or abandonment of assets, net	1,557	(558)	—	—	—	269	1,395
Charges for integration and reorganization costs	(869)	2,132	4,194	4,432	—	6	(843)
Impairment charge	450	5,292	—	3,259	1,076	1,484	402

Income (loss) from operations	5,458	(17,057)	(4,737)	(9,826)	(3,123)	3,970	2,015
Interest expense, net(2)	23,196	34,184	42,883	47,104	2,076	17,497	17,426
Cumulative change in the fair value of derivatives	—	(993)	(233)	(57,680)	—	—	—
Gain on sale of debt securities	—	(374)	(2,537)	(241)	—	—	—
Loss on exchange of Series F due to Equity Recap	—	23,007	—	—	—	—	—
Loss on extinguishment of Greenlight obligation	—	—		16,641	—	—	—
Permanent impairment in the value of investment in debt securities	—	—	—	5,805	—	—	—
Other expense (income)	(284)	(172)	(322)	131	339	(232)	(197)

Loss before income taxes	(17,454)	(72,709)	(44,528)	(21,586)	(5,538)	(13,295)	(15,214)
Provision (benefit) for state income taxes	(49)	812	366	167	—	—	92

Net loss	(17,405)	(73,521)	(44,894)	(21,753)	(5,538)	(13,295)	(15,306)

Dividends and accretion on Preferred Stock	—	(14,423)	(27,594)	(58,520)	(2,373)	—	—

Net loss available to common stockholders	$(17,405)	$(87,944)	$(72,488)	$(80,273)	$(7,911)	$(13,295)	$(15,306)
Net loss per share—basic and diluted	$(1.77)	$(22.71)	$(55.18)	$(133.43)	$(37.66)	$(1.35)	$(1.56)

Other Financial Data:
Depreciation and amortization	$27,848	$34,013	$35,047	$18,260	$2,254	$19,583	$20,882
Capital expenditures	9,393	6,921	5,172	3,757	335	5,775	5,605

Balance Sheet Data (at end of period):
Cash and cash equivalents	$9,752	$9,575	$9,935	$15,478	$2,271	$6,827	$1,862
Property, plant and equipment, net	41,855	54,513	73,780	98,064	6,502	33,685	43,604
Total assets	158,456	181,738	203,174	280,203	49,220	136,636	154,793
Short-term debt and current portion of long-term debt	295	2,105	150,872	168,394	16,240	280	280
Mandatorily redeemable Series Z preferred stock, $.001 par value, $1,000 per share liquidation value	57,000	57,000	—	—	—	57,000	57,000
Long-term debt	160,840	161,120	11,011	12,119	1,873	160,840	161,120
Mandatorily redeemable Series F preferred stock, $.001 par value, $1,000 per share liquidation value (temporary equity)(3)	—	—	84,932	57,338	—	—	—
Total stockholders' equity (deficit)	(112,483)	(95,153)	(96,146)	(30,096)	10,967	(125,705)	(110,407)

(1)
Effective for the quarter ended July 3, 2001 and as a result of the Einstein Acquisition, we elected to change our fiscal year end to the Tuesday closest to December 31. Our annual accounting period had previously ended on the Sunday closest to December 31. The fiscal year-end dates for 2004, 2003, 2002 and 2001 are December 28, 2004, December 30, 2003, December 31, 2002 and January 1, 2002, respectively, resulting in all years containing 52 weeks.

(2)
Interest expense is comprised of interest paid or payable in cash and non-cash interest expense resulting from the amortization of debt discount, notes paid-in-kind, debt issuance costs and the amortization of warrants issued in connection with debt financings.

(3)
The adoption of SFAS 150 resulted in the Series Z being presented as a liability rather than the historical mezzanine presentation of the Series F.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Company Overview

        We are a leader in the quick casual segment of the restaurant industry. We specialize in high quality foods for breakfast and lunch in a café atmosphere with a neighborhood emphasis. Our product offerings include fresh baked goods, made-to-order sandwiches, bagels, soups, salads, desserts, premium coffees and other café beverages. We operate and license locations primarily under the Einstein Bros. and Noah's brand names, and franchise locations primarily under the Manhattan brand name. We also operate a dough production facility. We view our business as a single segment with a focus on our company-operated restaurants. Our manufacturing and franchise operations are either supportive or ancillary to our main business focus.

Industry Overview

        Demographic shifts and evolving lifestyles have affected the U.S. restaurant industry over the past 30 years. The growth of women in the workforce, the resulting rise of dual income households, and a large decrease in blue collar jobs and corresponding increase in white collar employment means consumers find themselves pressed for time, but not for money. Less time, more money, different jobs and fewer stay-at-home cooks all continue to drive changes in food consumption habits in America. According to Technomic, Inc., a food service consulting company, the U.S. foodservice industry (i.e., food consumed outside the home) accounted for approximately 49% of total food sales in 2004, up from 37% in 1975. These demographic shifts and evolving lifestyles have more recently given rise to the "quick casual" segment of the restaurant industry. This is the segment in which our brands compete. As defined by Technomic, quick casual restaurants are "attractive and comfortable establishments that serve freshly prepared, wholesome, quality, authentic foods in reasonably fast service formats."

Debt Refinancing and Equity Recapitalization

        We completed a debt refinancing on July 8, 2003, when we issued $160.0 million of 13% senior secured notes due 2008, or the $160 million indenture. We used the net proceeds of the offering, among other things, to refinance the increasing rate notes. On the same date, we also entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank, or the AmSouth revolver. The AmSouth revolver was subsequently amended to make technical corrections, clarify ambiguous terms and provide for increased limits with respect to letters of credit. Effective February 11, 2005, the AmSouth revolver was amended again to increase our letter of credit sub-facility from $5 million to $7.5 million.

        The equity recapitalization with all of our preferred stockholders, who also held a substantial portion of our common stock, was approved by our board of directors on June 26, 2003 and our stockholders on September 24, 2003 and included the following transactions:

  •
  we issued Halpern Denny 57,000 shares of Series Z in exchange for 56,237.994 shares of Series F (including accrued and unpaid dividends, which were payable in additional shares of Series F), 23,264,107 shares of common stock and warrants to purchase 13,711,054 shares of common stock (collectively, the Halpern Denny interests); and

  •
  each stockholder received 0.6610444 new shares of common stock for every share of common stock held by such stockholder pursuant to a 1.6610444-for-one forward stock split in order to effect the transactions contemplated by the equity recapitalization;

  •
  the per share exercise price and the number of shares of common stock issuable upon the exercise of each outstanding option or warrant (other than the warrants that were issued in connection with the increasing rate notes pursuant to the Warrant Agreement dated June 19,

    2001, as amended between The Bank of New York, as warrant agent and us) were adjusted to reflect the forward stock split;

  •
  immediately following the forward stock split, we issued Greenlight 938,084,289 shares of common stock in exchange for 61,706.237 shares of Series F. These shares of Series F included

  •
  shares originally issued as Series F,

  •
  shares converted into Series F from the $10 million contribution plus accrued interest resulting from the bond purchase agreement entered into with Greenlight, or the Greenlight obligation; and

  •
  shares converted into Series F from the $35 million asset-backed loan to our non-restricted subsidiary, New World EnbcDeb Corp., or the bridge loan, which was acquired by Greenlight from Jefferies & Company, Inc.

        In addition to approving the equity recapitalization at the September 24, 2003 annual meeting, among other things, our stockholders also voted to amend our restated certificate of incorporation to effect a one-for-one hundred reverse stock split following the consummation of the transactions contemplated by the equity recapitalization.

        Following the closing of the equity recapitalization, Greenlight beneficially owned approximately 92% of our common stock on a fully diluted basis and warrants issued pursuant to the warrant agreement represented approximately 4.3% of our common stock on a fully diluted basis.

        As a result of the Einstein Bros. acquisition and the related financing transactions in 2001 as well as the issuance of notes under the $160 million indenture and the completion of the equity recapitalization in 2003, management believes that period-to-period comparisons of our operating results are not necessarily indicative of, and should not be relied upon as an indication of, our future performance.

Trends and/or Uncertainties

        The following factors represent currently known trends or uncertainties that may impact the comparability of operating performance or could cause reported financial information not to be necessarily indicative of future operating results or future financial condition.

Revenue Trends

        In an effort to strengthen the performance of our company-operated Einstein Bros. locations, we have developed a brand refresh strategy that will include updates of restaurant interiors and improvements to service through new menu boards and a "pay first" ordering system. Some of these enhancements reflect learning from our Einstein Bros. Café concept, comprising eight restaurants in the Denver and Colorado Springs, Colorado markets.

        We believe that dietary trends and negative publicity on products high in carbohydrate content may have had an adverse impact on our sales historically. Accordingly, we began addressing the issue with modifications to our menu beginning in 2004. Additionally, we introduced limited time offerings featuring seasonal menu items and implemented modifications to our customer service system. We strengthened our catering programs in certain markets and initiated advertising campaigns during the fourth quarter ended 2004. We believe that changes in the products sold at our restaurants, price increases and shifts in product mixes to higher priced items coupled with initiatives in customer service and overall appearance at our restaurants, and advertising programs that build consumer awareness, have recently contributed to positive comparable store sales.

        We are continuing to strengthen our existing catering programs, build catering programs in new markets, increase customer awareness of our retail products, emphasis bundling products such as "Sweetin' the Deal," and highlight favorite products such as our egg sandwiches. We believe these initiatives will positively impact revenue in future periods.

        Hurricane Wilma caused many of our Florida restaurants to be temporarily closed due to evacuations and power shortages. At this time, we cannot estimate the negative impact this event will have on our revenue and margins for the fourth quarter of 2005.

Expense Trends

        Our expense trends are generally affected by the following major categories:

  •
  Changing prices for agricultural commodities;

  •
  Rising energy costs and increasing costs of other natural resources;

  •
  Increasing labor costs; and

  •
  Increasing tax rates and costs of compliance with regulatory requirements.

        In fiscal 2004, prices for agricultural commodities such as dairy, cheese and butter increased substantially. We have experienced slight decreases in dairy prices during 2005, but the decrease has been offset by increases in commodity costs for coffee, flour and packaging. Because flour represents the most significant raw ingredient we purchase, we implemented new cost reduction solutions during the later half of the first quarter of 2005 to offset the impact of increases in commodity costs and have begun to see the benefit when comparing consecutive quarter's performance.

        Rising energy costs and the increasing costs of other natural resources affect our utility bills, the cost of packaging that is derived from petroleum products and the cost of distribution to our restaurants. We have experienced increases in the cost for energy and packaging materials during 2005 and believe such costs will continue to increase on average for the remainder of 2005. Our distribution partners and common freight carriers passed on fuel surcharges to us during fiscal 2004 and 2005. In addition, we are currently negotiating contract terms with a new distribution partner to improve quality and service. As a result, we anticipate increased distribution costs beginning in the fourth quarter of 2005. We have also experienced increases in our utility costs due to the heat wave impacting most of the United States during the third quarter of 2005. This trend negatively impacted retail sales and costs during the third quarter of 2005 but we do not anticipate a significant impact during the fourth quarter of 2005.

        Due to competition for personnel, limited availability in the labor pool, and changes in the federal overtime regulations of the Fair Labor Standards Act which went into effect on August 23, 2004, we anticipate that we may experience an increase in hourly wages during the remainder of 2005 contingent upon the number of overtime hours worked.

        Certain states and local governments have increased both the rate and nature of taxes on businesses in their regions in an effort to offset budget shortfalls. These increased taxes include real estate and property taxes, state and local income taxes, and various employment taxes.

        Changes in any of the aforementioned categories could directly impact the profitability of our company-owned locations, manufacturing operations or distribution channels. Increases in any of these expense trends in the near future may contribute to degradation in our profit margins until such time as we are able to pass on increased costs to our consumers.

Impact of Inflation

        We have not experienced a significant overall impact from inflation. As operating expenses increase, we recover increased costs through pricing increases, to the extent permitted by competition. We also review and implement alternative products or processes.

Store Portfolio Strategy

        In mid-2004, we began an in-depth strategic review of all brands and the likelihood of providing additional capital and other resources to grow each independent brand. Additionally, we focused on individual store performance and compliance at each of our company operated, franchised and licensed stores. For the Einstein Bros. Brand, we engaged Birchwood Resultants, independent consultants, to build market level and individual site level models to allow for strategic growth and portfolio rationalization decisions based on sound metrics. These models were built based on consumer research conducted at our company operated Einstein Bros. locations and external demographic, psychographic and competitive databases. We considered various factors such as local market conditions, distribution and supply chain channels, competition, comparable store sales, store-level cash flows and existing lease terms. Based on the store-level considerations, we then reviewed the economic and financial costs of exiting poorly performing locations (where the leases permitted cessation of operations) or sub-leasing the location to a third party. We also considered the long-term options of locations that perform at break-even or slightly above break-even. As a result of our strategic review, we have deliberately reduced our store count based on business decisions supported by quantitative data in an effort to improve our overall profitability. We also believe these efforts will identify markets for future store growth and contribute to long-term sustainable growth in free cash flow (cash generated from operations less capital expenditures).

        We believe we have a solid platform for growth through store licensing of our Einstein Bros. and Noah's brands. The licensing program is available to qualified foodservice operators and typically requires an upfront license fee that is fully earned at the time the licensee commences operations. Stores are developed on college campuses, hospitals, airports, military installations and other locations. The licensed stores are generally opened during the third and fourth calendar quarters consistent with the timing of many government and higher education projects and federal funding. We typically receive continuing royalties on sales from each licensed store location. Our licensees are not required to buy all of their non-proprietary products directly from us, but rather their product sources must be approved by us.

        We have a franchise base primarily in our Manhattan brand that generates a recurring revenue stream through fee and royalty payments. Our franchise base provides us with the ability to grow our brand with minimal commitment of capital by us, and creates a built-in customer base for our manufacturing operations. We continue to look for franchisee candidates with appropriate operational experience and financial stability, including specific net worth and liquidity requirements. During 2004, we worked to improve our relationship and communication with performing franchisees. In an effort to strengthen the brand, we terminated certain relationships with franchisees that were not performing in accordance with their franchise agreements. We believe that active involvement in and management of restaurant operations will result in a successful franchise strategy.

        We continually assess the financial and operational alignment of our Manhattan, Chesapeake and New World brands. As the Manhattan brand represents the majority of our franchise operations, revitalizing and strengthening this brand remains a challenge for our management team. We recognize that our historic franchise model is not consistent with future operating plans for all of our brands due to geographic separation from core markets. As a result, we exited certain markets during the second quarter ended 2005. We believe that by focusing on core markets, we will build stronger brand awareness, consistent levels of performance and customer loyalty.

        During the second quarter ended 2005, we reviewed the long term strategic fit of Chesapeake utilizing the recommendations of a third party consultant previously engaged to present viable alternatives for the brand. Based upon the consultant's recommendations, we began forming an exit strategy that we believed could be completed within one year. Because there had been a change in circumstances, it was necessary to review the Chesapeake trademarks for impairment. The analysis indicated that the carrying amount of the Chesapeake trademarks was greater than its fair value and accordingly we recorded an impairment charge of $1.2 million during the second quarter ended June 28, 2005. Currently, we are working with our remaining franchisees on an exit strategy that we anticipate completing by the end of fiscal year 2005. We also continue to review the carrying amount of the assets in relation to their fair value. For the year to date period ended September 27, 2005, we have recorded impairment charges of approximately $1.3 million related to the Chesapeake trademarks.

        The following table details the total restaurants open at the end of the respective third quarter:

	Company owned	Licensed	Franchised	Total
Einstein Bros Bagels:
2005	355	64	—	419
2004	371	53	—	424
Einstein Bros Cafe:
2005	8	—	—	8
2004	—	—	—	—
Noah's:
2005	74	3	—	77
2004	78	3	—	81
Manhattan:
2005	—	—	121	121
2004	—	—	154	154
Chesapeake:
2005	—	—	12	12
2004	—	—	32	32
New World Coffee/Willoughby's*:
2005	2	—	4	6
2004	7	—	9	16
Total Restaurants:
2005	439	67	137	643
2004	456	56	195	707

*
On October 6, 2004, we sold Willoughby's. The Willoughby's business consisted of a coffee roasting plant, three retail locations and office space.

Results of Operations for Third Quarters and Year to Date Periods ended September 27, 2005 and September 28, 2004

        This table sets forth, for the periods indicated, certain amounts included in our consolidated statements of operations, the relative percentage that those amounts represent to total revenue (unless otherwise indicated), and the percentage change in those amounts from period to period. All percentages are calculated using actual amounts rounded to the nearest thousand.

			Increase (Decrease)			Increase (Decrease)
	Third quarter ended: (in thousands of dollars)			Year to date ended: (in thousands of dollars)			Third quarter ended: (percent of total revenue)		Year to date ended: (percent of total revenue)
			2005 vs. 2004			2005 vs. 2004
	9/27/05	9/28/04		9/27/05	9/28/04		9/27/05	9/28/04	9/27/05	9/28/04
Revenues:
Retail sales	87,937	84,763	3.7%	265,912	256,982	3.5%	92.8%	93.0%	93.2%	92.9%
Manufacturing revenues	5,270	4,913	7.3%	14,905	15,270	(2.4)%	5.6%	5.4%	5.2%	5.5%
Franchise and license related revenues	1,575	1,503	4.8%	4,373	4,287	2.0%	1.7%	1.6%	1.5%	1.6%

Total revenues	94,782	91,179	4.0%	285,190	276,539	3.1%	100.0%	100.0%	100.0%	100.0%
Cost of sales (percentage of corresponding revenue stream):
Retail costs	73,941	70,315	5.2%	219,141	213,805	2.5%	84.1%	83.0%	82.4%	83.2%
Manufacturing costs	4,980	4,603	8.2%	13,880	13,623	1.9%	94.5%	93.7%	93.1%	89.2%

Total cost of sales	78,921	74,918	5.3%	233,021	227,428	2.5%	83.3%	82.2%	81.7%	82.2%
Gross profit (percentage of corresponding revenue stream):
Retail	13,996	14,448	(3.1)%	46,771	43,177	8.3%	15.9%	17.0%	17.6%	16.8%
Manufacturing	290	310	(6.5)%	1,025	1,647	(37.8)%	5.5%	6.3%	6.9%	10.8%
Franchise and license	1,575	1,503	4.8%	4,373	4,287	2.0%	100.0%	100.0%	100.0%	100.0%

Total gross profit	15,861	16,261	(2.5)%	52,169	49,111	6.2%	16.7%	17.8%	18.3%	17.8%
General and administrative expenses	8,868	8,442	5.0%	26,857	25,260	6.3%	9.4%	9.3%	9.4%	9.1%
Depreciation and amortization	5,798	7,005	(17.2)%	19,583	20,882	(6.2)%	6.1%	7.7%	6.9%	7.6%
Loss (gain) on sale, disposal or abandonment of assets, net	104	(70)	*	269	1,395	(80.7)%	0.1%	(0.1)%	0.1%	0.5%
Charges (adjustments) of integration and reorganization cost	1	(44)	*	6	(843)	*	0.0%	(0.0)%	0.0%	(0.3)%
Impairment charges and other related costs	205	402	(49.0)%	1,484	402	*	0.2%	0.4%	0.5%	0.1%

Income from operations	885	526	68.3%	3,970	2,015	97.0%	0.9%	0.6%	1.4%	0.7%
Other expense (income):
Interest expense, net	5,805	5,723	1.4%	17,497	17,426	0.4%	6.1%	6.3%	6.1%	6.3%
Other	(106)	(98)	8.2%	(232)	(197)	17.8%	(0.1)%	(0.1)%	(0.1)%	(0.1)%

Loss before income taxes	(4,814)	(5,099)	(5.6)%	(13,295)	(15,214)	(12.6)%	(5.1)%	(5.6)%	(4.7)%	(5.5)%

*
not meaningful

Revenues

        Total revenues for the third quarter and year to date period ended September 27, 2005 were consistent with our expectations. Our total revenues increased 4.0% and 3.1% when compared to the third quarter and year to date period ended 2004, respectively. This increase primarily resulted from a dollar increase in retail sales (e.g. company-operated store sales, which represent the most significant component of revenue). Our retail comparable store sales increase of 5.9% consisted of a 5.5% increase in average check and a 0.4% increase in transactions during the third quarter ended 2005. We also experienced a 5.6% increase in comparable store sales for the year to date period ended

September 27, 2005 which consisted of 6.0% increase in average check partially offset by 0.3% decrease in transactions. Comparable store sales represent sales at stores that were open for one full year and have not been relocated or closed during the current year. Comparable store sales are also referred to as "same-store" sales and as "comp sales" within the restaurant industry.

        Throughout fiscal 2004, the trend of lower comparable store sales began to reverse and ultimately became positive during the fourth quarter of 2004. The following table summarizes the elements of comparable store sales for each quarter in fiscal 2004 and 2005:

Period	Comparable Store Sales	Average Check	Transactions
First quarter, fiscal 2004	(4.8)%	0.7%	(5.5)%
Second quarter, fiscal 2004	(3.7)%	3.9%	(7.3)%
Third quarter, fiscal 2004	(1.6)%	5.0%	(6.3)%
Fourth quarter, fiscal 2004	2.6%	5.2%	(2.5)%
First quarter, fiscal 2005	4.6%	6.4%	(1.7)%
Second quarter, fiscal 2005	6.3%	6.0%	0.3%
Third quarter, fiscal 2005	5.9%	5.5%	0.4%

        We believe the positive trend in comparable store sales is a result of price increases coupled with a shift in the product mix to higher priced items, improvements in the operation of our restaurants including initiatives in customer service and overall store appearance, the introduction of new menu items, further development of catering programs in selected markets, and advertising campaigns that were initiated in the fourth quarter ended 2004 and second and third quarters ended 2005 that strengthened consumer awareness.

Gross Profit

        Our total gross profit decreased 2.5% for the third quarter ended 2005 when compared to the same period in 2004 and increased 6.2% for the year to date period ended 2005 when compared to the same period in 2004. The fluctuations were primarily due to a decrease of 3.1% and an increase of 8.3% in our retail margins (e.g. company-operated store margins, which contribute the most significant component of gross profit) during the third quarter and year to date periods ended 2005, respectively. Our retail margins are impacted by various store-level operating expenses such as the cost of products sold, salaries and benefits, insurance, supplies, repair and maintenance expenses, advertising, rent, utilities and property taxes. Similarly, our manufacturing margins are impacted by various manufacturing-level operating expenses such as the cost of products sold, salaries and benefits, insurance, supplies, repair and maintenance expenses, rent, utilities and property taxes. Depreciation, amortization and income taxes do not impact our retail or manufacturing margins.

        For the third quarter ended 2005, the increase in retail sales over the comparable period contributed approximately $2.2 million of store contribution margin related to the increased sales. This margin increase was partially offset by approximately $1.5 million in additional marketing spend, $0.4 million in increased energy and utility costs impacting our restaurants located in warmer climates, and $0.2 million due to the timing of repair and maintenance expenditures. In the comparable 2004 quarter, we intentionally reduced marketing spend as we focused on modifications to our customer service system, menu offerings and the "look and feel" of our restaurants. Additionally in the comparable 2004 quarter, we recognized benefits in our group insurance IBNR (incurred but not recognized) estimates of approximately $0.6 million due to favorable claims experience.

        For the year to date period ended September 27, 2005, the increase in retail sales over the comparable period contributed approximately $8.5 million of store contribution margin related to the increased sales. This margin increase was partially offset by approximately $2.2 million in additional marketing spend, $0.6 million in increased bank charges and credit card fees, $0.4 million in increased energy and utility costs impacting our restaurants located in warmer climates, $0.5 million due to the timing of repair and maintenance expenditures and $0.5 million in increased real estate taxes and a real estate dispute. In the comparable year to date period ended 2004, we recognized benefits in our group insurance IBNR (incurred but not recognized) estimates of approximately $0.7 million due to favorable claims experience. Because certain elements of cost of sales are fixed in nature such as rent, utilities, property taxes and manager salaries, incremental sales positively impact gross profit.

        Our manufacturing operations are ancillary to our company-operated stores. For the third quarter and year to date periods ended 2005 and 2004, our manufacturing margins represented less than 1.0% of total revenues. Our manufacturing margins decreased 6.5% and 37.8% for the third quarter and year to date periods ended 2005, respectively, when compared to the same periods in 2004. Manufacturing margins for the year to date period ended September 27, 2005 were predominately impacted by increases in labor and commodity costs. During the later half of first quarter 2005, we implemented new cost reduction solutions to offset the impact of increases in commodity costs and have begun to see the benefit when comparing consecutive quarter's performance.

Other Operating Expenses

        Our general and administrative expenses increased 5.0% for the third quarter ended 2005 when compared to the same period in 2004. The increase was primarily due to an additional $0.3 million in bonuses payable to corporate office staff and management due to improved operating performance.

        Our general and administrative expenses increased 6.3% for the year to date period ended September 27, 2005 when compared to the same period in 2004. For the year to date period ended 2005, approximately $1.6 million was the result of an increase in bonuses payable to corporate office staff and management due to improved operating performance. Also contributing to the increase was approximately $0.3 million in severance wages payable, $0.4 million in additional vacation wages, $0.5 million in additional recruiting and relocation expenses, offset by approximately $1.2 million in reduced legal spending related to former employee matters that were resolved in early 2005.

        Depreciation and amortization expenses decreased 17.2% and 6.2%, respectively, for the third quarter and year to date period ended September 27, 2005, when compared to the same periods in 2004. The decrease is partly due to a portion of our asset base becoming fully depreciated. Additionally affecting the third quarter ended September 27, 2005 is a correction of an overstatement of the first and second quarters' depreciation expense of approximately $0.6 million that is properly reflected in the year to date period ended September 27, 2005.

        During the second quarter ended 2004, we recorded a loss of approximately $1.3 million primarily due to the disposal of menu boards as a result of new product offerings and due to the abandonment of leasehold improvements related to closed restaurants and our administrative facilities located in New Jersey.

        The adjustment of integration and reorganization cost primarily represents adjustments to previously recorded liabilities associated with the closing and corporate consolidation of our Eatontown facilities during 2002. During April 2004, we reached an agreement with the landlord of our Eatontown facility to settle outstanding litigation. Previously recorded integration and reorganization estimates associated with closing this facility resulted in a benefit of $700,000 during the first quarter ended 2004 as a result of this settlement.

        For the year to date period ended September 27, 2005 (as more fully discussed in note 3 to our consolidated financial statements), we recorded approximately $1.3 million in impairment charges related to the Chesapeake trademarks. We also recorded approximately $0.1 million in impairment charges related to company-owned stores and approximately $0.1 million in exit costs from the decision to close one restaurant.

Results of Operations for Fiscal Years 2004, 2003 and 2002

				% Increase (Decrease)
	For the years ended: (percent of total revenue)
				2004 vs. 2003	2003 vs. 2002
	2004	2003	2002
Revenues:
Retail sales	93.0%	92.9%	92.7%	(2.4)%	(3.6)%
Manufacturing revenues	5.4%	5.6%	6.0%	(6.2)%	(9.6)%
Franchise and license related revenues	1.6%	1.5%	1.4%	5.8%	1.1%

Total revenues	100.0%	100.0%	100.0%	(2.5)%	(3.8)%
Cost of sales:
Retail costs	77.2%	77.7%	75.3%	(3.1)%	(0.7)%
Manufacturing costs	4.8%	5.2%	5.4%	(9.3)%	(8.1)%

Total cost of sales	82.0%	82.9%	80.6%	(3.5)%	(1.2)%
Gross profit:
Retail	15.8%	15.2%	17.4%	1.3%	(15.9)%
Manufacturing	0.6%	0.4%	0.6%	29.2%	(24.1)%
Franchise and license	1.6%	1.5%	1.4%	5.8%	1.1%

Total gross profit	18.0%	17.1%	19.4%	2.4%	(14.9)%
General and administrative expenses	8.8%	10.9%	10.7%	(21.6)%	(2.0)%
Depreciation and amortization	7.4%	8.9%	8.8%	(18.1)%	(3.0)%
Loss (gain) on sale, disposal or abandonment of assets, net	0.4%	(0.1)%	0.0%	*	*
Charges (adjustments) of integration and reorganization cost	(0.2)%	0.6%	1.1%	*	(49.2)%
Impairment charges and other related costs	0.1%	1.4%	0.0%	*	*

Income (loss) from operations	1.9%	(4.6)%	(1.2)%	(139.8)%	271.9%
Other expense (income):
Interest expense, net	6.2%	8.9%	10.8%	(32.1)%	(20.3)%
Cumulative change in the fair value of derivatives	0.0%	(0.3)%	(0.1)%	*	326.2%
Gain on investment in debt securities	0.0%	(0.1)%	(0.6)%	*	(85.3)%
Loss on exchange of Series F Preferred Stock	0.0%	6.0%	0.0%	*	*
Other	(0.1)%	(0.0)%	(0.1)%	65.1%	(46.6)%

Loss before income taxes	(4.7)%	(19.0)%	(11.2)%	(76.0)%	63.3%

*
not meaningful

Revenues

        Total revenues for fiscal 2004 were consistent with our expectations. Total revenues decreased 2.5% for fiscal 2004 compared to fiscal 2003 and 3.8% for fiscal 2003 compared to fiscal 2002. The decreases in total revenue primarily resulted from the decline in retail sales (e.g. company-operated store sales which represent the most significant component of revenue). Our retail comparable store sales decreased 1.9% for fiscal 2004 and 3.3% for fiscal 2003. The decrease in comparable store sales was due to a reduction in transactions of 5.4% and 4.6% for fiscal 2004 and 2003, respectively. The effect of these decreased transactions was partially offset by an increase in check average of 3.8% and 2.0% for fiscal 2004 and 2003, respectively. The increases experienced in average check were primarily related to a price increase coupled with a shift in product mix to higher priced items. Comparable store sales represent sales at stores that were open for one full year and have not been relocated or closed during the current year. Comparable store sales are also referred to as "same-store" sales and as "comp sales" within the restaurant industry.

        Throughout fiscal 2004, the adverse trend of lower comparable store sales began to level out. The following table summarizes the elements of comparable store sales for each quarter in fiscal 2004:

Period	Transactions	Average Check	Comparable Store Sales
12/31/03 to 3/30/04	-5.5%	0.7%	-4.8%
3/31/04 to 6/29/04	-7.3%	3.9%	-3.7%
6/30/04 to 9/28/04	-6.3%	5.0%	-1.6%
9/29/04 to 12/28/04	-2.5%	5.2%	2.6%

        We believe the trend in comparable store sales throughout fiscal 2004 was the result of improvements in the operation of our restaurants, the introduction of new menu items, improved catering programs in certain markets, and the marketing and advertising campaigns that were initiated in the fourth fiscal quarter.

Gross Profit

        Our total gross profit improved 2.4% for fiscal 2004 compared to fiscal 2003. The improvement was primarily due to improvements in our retail costs of sales. Our retail margins improved by 1.3% in fiscal 2004 as compared to fiscal 2003. All store-level operating expenses other than depreciation, amortization and taxes impact our retail margins. For fiscal 2004, approximately $8.2 million of the improvement we experienced was attributable to our decision to temporarily reduce marketing expenditures as we focused on modifications to our customer service system, menu offerings and the "look and feel" of our company-operated restaurants. Additionally we experienced an improvement in labor utilization and reductions in group insurance and workers' compensation claims of approximately $1.1 million, offset by increases of approximately $2.4 million in commodity costs. We will continue to implement solutions that improve our margins but expect this trend to level out during the next year, as many of our store-level cost reduction initiatives will have been in place for approximately one year.

        Hurricanes in Florida caused many of our restaurants in that state to be closed for a short period of time due to evacuations and power shortages. During fiscal 2004, we estimate a loss of approximately $0.5 million in revenue due to the temporary closures. The loss of revenue resulted in a negative impact to our margins of approximately $0.3 million. We have filed a claim under our business interruption insurance coverage for these losses but due to the deductibles, we have not recorded any reimbursement for the losses incurred. We believe that the amount of reimbursement for these losses, if any, would be minimal.

        Our total gross profit decreased 14.9% in fiscal 2003 compared to fiscal 2002. The decline was primarily due to a 15.9% decrease in retail margins in fiscal 2003 when compared to fiscal 2002. Cost of retail sales increased in 2003 as a result of an increase in restaurant operating expenses. This increase was in part driven by additional food and labor costs associated with a transition in menu item mix in response to changes in customers' menu preferences. The new items introduced had a lower contribution margin and required more labor for preparation than the items they replaced. Consumer preferences determine the menu items selected by our customers, which in turn affects our overall cost of sales. Furthermore, certain elements of cost of sales are fixed in nature such as rent, utilities, property taxes and manager salaries. Accordingly, when 2003 sales volumes decreased as compared to 2002 sales volumes, costs of sales did not decrease in the same proportion. Therefore, cost of sales as a percentage of sales is adversely affected by reduced sales volume.

Other Expenses

        General and administrative expenses decreased 21.6% and 2.0% during fiscal 2004 and 2003, respectively, when compared to the preceding fiscal year. The decline in fiscal 2004 general and administrative expenses is primarily due to reduced spending of $3.9 million for non-capitalizable legal and consulting expenses that were related to our 2003 debt refinancing and equity recapitalization, and the re-audit of our 2000 and 2001 financial results that occurred during 2003, which did not recur in 2004. Additionally, in 2004, bad debt expense decreased $1.8 million due to improved collection efforts and management of franchisee receivables. Fiscal year 2003 general and administrative expenses declined as a result of reduced spending as compared to fiscal 2002. General and administrative expenses in the 2002 period included approximately $2.6 million (inclusive of related payroll tax expenses) of unauthorized bonus payments and legal expenses of approximately $1.7 million incurred in connection with our voluntary internal investigation of the unauthorized bonus payments.

        Depreciation and amortization expenses decreased 18.1% and 3.0% during fiscal 2004 and 2003, respectively, when compared to the preceding fiscal year. The fiscal 2004 decrease in depreciation and amortization expense is primarily due to a portion of our asset base becoming fully depreciated. During the latter part of fiscal 2004, we spent additional capital on existing stores, which will result in a corresponding increase in our depreciable asset base, and thus depreciation expense. Over the past several years, former management did not invest significant capital in our store equipment due to limited availability of resources and covenant restrictions under our former credit facilities. Depreciation and amortization expense for fiscal 2003 declined slightly compared to fiscal 2002.

        Charges (adjustments) of integration and reorganization cost for fiscal 2004 primarily represents adjustments to previously recorded liabilities associated with the closing and consolidation of our Eatontown facilities during 2002. During April 2004, we reached an agreement with the landlord of our Eatontown facility to settle outstanding litigation. Previously recorded integration and reorganization estimates associated with closing this facility were adjusted to reflect a reduction of the prior year's accrued cost of $700,000. The charge in fiscal 2003 reflects an increase in the estimated liability associated with closing certain facilities as part of our reorganization partially offset by an adjustment from an estimated reorganization liability recorded in 2002. Additional information regarding charges (adjustments) of integration and reorganization costs is included in note 18 to our consolidated financial statements included in this prospectus.

        During fiscal 2004, we recorded $450,000 in impairment charges for long-lived asset impairments and exit costs from the decision to close two restaurants and to write down the assets of five under-performing restaurants. During fiscal 2003, we recorded a charge of approximately $5.3 million due to the reduced value of certain trademarks associated with our Manhattan and Chesapeake brands and the value of franchisee territory rights for our Manhattan brand. There was no impairment of intangible assets in fiscal 2004.

        Interest expense, net decreased 32.1% and 20.3% during fiscal 2004 and 2003, respectively, when compared to the preceding fiscal year. In July 2003, we refinanced our debt which resulted in a decline in interest expense for fiscal 2004. As a result of the debt refinancing, the stated interest rate on our primary debt facility declined from 18% to 13% per year. The primary cause of the fiscal 2003 decline in interest expense is due to a $7.0 million decline in interest associated with a $35 million asset-backed secured loan through a wholly-owned subsidiary, which was retired in 2003. Fiscal 2002 reflected a full year of interest in addition to the effective interest amortization of the initial discount and the estimated future warrants. In contrast, fiscal 2003 reflected a partial year of interest and no effective interest amortization.

;         As a result of the equity recapitalization in September 2003, we no longer have contingently issuable warrants and all issued warrants are classified as permanent equity. The cumulative change in fair value of derivatives during fiscal 2003 is due to the change in the fair value of warrants classified as a derivative liability based on the underlying fair value of common stock to which they are indexed and, for contingently-issuable warrants classified as a derivative liability, the estimated probability of issuance and other pertinent factors.

        During fiscal 2004, we recorded a loss on disposal or abandonment of assets of approximately $2.3 million, primarily due to the disposal of menu boards as a result of our new menu offerings and due to the abandonment of leasehold improvements related to closed restaurants and our administrative facilities located in New Jersey. Additional information regarding the loss (gain) on sale, disposal or abandonment of assets is included in note 19 to our consolidated financial statements included in this prospectus.

        In fiscal 2003, we recognized a gain on the investment in debt securities of $0.4 million from our investment in the Einstein/Noah Bagel Corp. 7.25% Convertible Debentures due 2004. The proceeds from the bankruptcy court were in excess of our original estimates.

        In September 2003, we completed an equity recapitalization with our preferred stockholders, who held a substantial portion of our common stock. Among other things, our Mandatorily Redeemable Series F Preferred Stock was eliminated. In exchange, we issued 57,000 shares of Series Z Mandatorily Redeemable Preferred Stock to Halpern Denny Fund III, L.P. and we issued 9,380,843 shares of our common stock to Greenlight Capital and affiliates. The exchange of the Halpern Denny interest resulted in a reduction of our effective dividend rate and as a result of this and other factors, we accounted for this transaction as troubled debt restructuring. This exchange did not result in a gain from troubled debt restructuring. The exchange of the Greenlight interest into common shares was recorded at fair value, which resulted in a loss upon exchange of approximately $23.0 million reflected in fiscal 2003.

Financial Condition and Liquidity

        The restaurant industry is predominantly a cash business where cash is received at the time of the transaction. We generate sufficient cash flow and we have sufficient availability under our AmSouth Revolver to fund operations, capital expenditures and required debt and interest payments. Our inventory turns frequently and accordingly our investment in inventory is minimal since our products are perishable. Our accounts payable are on terms that we believe are consistent with those of other companies within the industry.

        The primary driver of our operating cash flow is our restaurant operations, specifically the gross margin from our company-operated restaurants. Therefore, we focus on the elements of those operations including comparable store sales and cash flows to ensure a steady stream of operating profits that enable us to meet our cash obligations. On a weekly basis, we review our company-operated store performance compared with the same period in the prior year and our operating plan. We are continuously identifying and implementing cost reduction initiatives, not only at the store operations level, but also within other disciplines such as supply chain, manufacturing operations and overhead. Examples of our cost reduction initiatives include but are not limited to: menu optimization to remove and/or modify slow moving products and thus reduce waste, reductions in cost of goods sold through purchasing efficiencies and refinement of programs that monitor theoretical food cost.

Credit Facility

        Our AmSouth Revolver is a $15 million senior secured revolving credit facility, which matures on July 8, 2006. On September 27, 2005, our unused credit facility totaled approximately $7.9 million, net of outstanding letters of credit of $7.1 million. Our credit facility contains financial covenants relating to the maintenance of leverage and coverage ratios. The credit facility also contains affirmative and negative covenants including, among other things, limitations on certain additional indebtedness, capital expenditures and minimum EBITDA as defined in the AmSouth agreement. We were in compliance with all covenants at June 28, 2005 and do not anticipate that the covenants will impact our ability to borrow under our credit facility for its remaining term.

        Based upon our projections for fiscal 2005 and beyond, we believe that the cash flow from operations coupled with the continued availability of our AmSouth Revolver will be adequate to fund our operations, capital expenditures and required debt and interest repayments for the foreseeable future.

        In the first quarter of 2005, we announced the engagement of Bear Stearns, investment bankers, to assist in the potential refinancing of our $160 Million Notes and AmSouth Revolver. Due to the instability of the high yield market and under advisement from Bear Stearns, we temporarily suspended further refinancing activity until just recently. Currently, market conditions appear to have improved and we are reviewing our options regarding refinancing with Bear Sterns. We believe that refinancing our debt at favorable interest rates could increase our letter of credit capacity, reduce interest expense and provide additional flexibility for future store growth.

Operating Activities

        For the year to date period ended September 27, 2005, operations generated $2.8 million of cash, which included interest payments of $20.8 million under the $160 Million Notes.

        During fiscal 2004, operations generated $11.1 million of cash. We believe we will continue to see improvements in our cash flow from operations during 2005 and that such cash flow will be adequate to fund operating costs. Due to the timing of interest payments under our $160 million notes, which are due January 1 and July 1, we generally consume cash from operations during the first and third fiscal quarters of each year. During the second and fourth fiscal quarters of each year, we generally generate cash from operations. Historically, our fourth quarter is our strongest quarter for generating cash due to seasonality and gift card promotions.

Investing Activities

        During the year to date period ended September 27, 2005, we used approximately $5.8 million of cash to purchase additional property and equipment which included $0.4 million for new stores, $0.7 million for remodeling existing stores, $3.1 million for replacement and new equipment at our existing company-operated stores, $0.7 million for our manufacturing operations and less than $0.9 million for general corporate purposes.

        During fiscal 2004, we used $9.4 million of cash to purchase additional property and equipment which included $1.2 million for new stores, $5.8 million for replacement and new equipment at our existing company-operated stores, $0.8 million for our manufacturing operations and $1.6 million for general corporate purposes.

Financing Activities

        During fiscal 2004, we used $1.0 million of cash to reduce our debt outstanding on the AmSouth revolver, approximately $0.8 million to repay our obligations under the Chesapeake Bagel Bakery note payable and approximately $0.3 million to repay our obligations under the New Jersey Economic

Development Authority note payable. This is further described in note 10 of our consolidated financial statements as of and for the year ended December 28, 2004 included in this prospectus.

Contractual Obligations

        The following table summarizes the amounts of payments due under specified contractual obligations as of December 28, 2004 (in thousands):

	Payments Due by Period
	2005	2006 to 2008	2009 to 2010	2011 and thereafter	Total
Accounts payable and accrued expenses	$43,079	$—	$—	$—	$43,079
Debt	295	160,840	—	—	161,135
Interest expense on $160 million notes	20,800	62,400	—	—	83,200
Manditorily Redeemable Series Z	—	—	57,000	—	57,000
Minimum lease payments under capital leases	16	31	—	—	47
Minimum lease payments under operating leases	26,358	35,536	4,321	3,353	69,568
Purchase obligations(a)	7,612	10,856	—	—	18,468
Other long-term obligations(b)	—	915	348	6,934	8,197

Total	$98,160	$270,578	$61,669	$10,287	$440,694

(a)
Purchase obligations consist of non-cancelable minimum purchases of frozen dough from our supplier and certain other raw ingredients that are used in our products.

(b)
Other long-term obligations consist of the remaining liability related to minimum future purchase commitments with a supplier that advanced us $10.0 million in 1996 and guaranteed franchise debt.

        We also have $7.1 million in letters of credit outstanding. The letters of credit expire on various dates during 2005, are automatically renewable for one additional year and are payable upon demand in the event that we fail to pay certain workers compensation claims.

        There were no material changes to our contractual obligations during the year to date period ended September 27, 2005.

Off-Balance Sheet Guarantees

        Prior to 2001, we would occasionally guarantee leases for the benefit of certain of our franchisees. None of the guarantees have been modified since their inception and we have since discontinued this practice. Current franchisees are the primary lessees under the vast majority of these leases. Under the lease guarantees, we may be required by the lessor to make all of the remaining monthly rental payments or property tax and common area maintenance payments if the franchisee does not make the required payments in a timely manner. However, we believe that most, if not all, of the franchised locations could be subleased to third parties minimizing our potential exposure. Additionally, we have indemnification agreements with our franchisees under which the franchisees would be obligated to reimburse us for any amounts paid under such guarantees. Historically, we have not been required to make such payments in significant amounts. We record a liability for our exposure under the guarantees in accordance with SFAS No. 5, "Accounting for Contingencies," following a probability related approach. In the event that trends change in the future, our financial results could be impacted. As of September 27, 2005, we had outstanding guarantees of indebtedness under certain leases of approximately $0.7 million. Approximately $163,000 has been recorded and is included in accrued expenses in our consolidated balance sheet at September 27, 2005.

Insurance

        We are insured for losses related to health, general liability and workers' compensation under large deductible policies. The insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is established based on actuarial estimates, is discounted at 10% based upon a discrete analysis of actual claims and historical data and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims differ from our estimates, our financial results could be favorably or unfavorably impacted.

Non-GAAP Financial Measures

        Adjusted EBITDA is a typical non-GAAP measurement for companies that issue public debt and a measure used by our lenders. Adjusted EBITDA, as defined in our Indenture Agreement relating to the $160 Million Notes and the revolving credit facility with AmSouth Bank (collectively referred to herein as our loan agreements) represents earnings before interest, taxes, depreciation and amortization, and is further adjusted by various items including: (1) integration and reorganization charges and credits, (2) cumulative change in fair value of derivatives, (3) gain/loss on the investment, sale, disposal or exchange of assets, (4) impairment and other related charges and (5) other income. Adjusted EBITDA may also be further adjusted by certain legal, financing and advisory fees, acquisition and integration expenses, and other charges. Our loan agreements require that Adjusted EBITDA be measured on a twelve month period ending on the last day of each fiscal quarter and be greater than $33 million. We present Adjusted EBITDA because it relates to a covenant contained in each of our loan agreements which are material to us, our financial condition and liquidity. If we do not comply with the Adjusted EBITDA covenant, an Event of Default (as defined in our loan agreements) would occur and, subject to the applicable notice and cure periods, the lenders could declare all amounts outstanding immediately due and payable and pursue all available remedies for payment of such amounts. As of September 27, 2005, we were in compliance with the Adjusted EBITDA covenant and we do not anticipate that the covenant will impact our ability to borrow under the AmSouth revolving credit facility.

        Data regarding Adjusted EBITDA is provided as additional information to help our bondholders understand our compliance with the Adjusted EBITDA covenant. We also believe Adjusted EBITDA is useful to our bondholders as an indicator of earnings available to service debt. Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to income (loss) from operations, an indicator of cash flow from operations or a measure of liquidity. Because not all companies calculate Adjusted EBITDA identically, this presentation may not be comparable to similarly titled measures of other companies. We believe Adjusted EBITDA is a more meaningful indicator of earnings available to service debt when certain charges (such as the gain or loss from the disposal of assets, impairment of assets and cumulative change in the fair value of derivatives) are excluded from income (loss) from continuing operations. Adjusted EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest expense, income taxes, debt service payments and cash costs arising from integration and reorganization activities.

        The following tables reconcile Adjusted EBITDA to net loss and cash flows used in operating activities, respectively:

	First quarter ended:		Second quarter ended:		Third quarter ended:		Year to date:
	Mar 29, 2005	Mar 30, 2004	Jun 28, 2005	Jun 29, 2004	Sept 27, 2005	Sept 28, 2004	Sept 27, 2005	Sept 28, 2004
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(4,198)	$(4,130)	$(4,283)	$(6,224)	$(4,814)	$(4,952)	$(13,295)	$(15,306)
Adjustments as defined in the loan agreements:
Interest expense, net	5,919	5,799	5,773	5,904	5,805	5,723	17,497	17,426
Taxes	—	55	—	184	—	(147)	—	92
Depreciation and amortization	6,708	6,819	7,077	7,058	5,798	7,005	19,583	20,882
Loss (gain) on sale, disposal or abandonment of assets, net	4	(7)	161	1,472	104	(70)	269	1,395
Charges (adjustments) of integration and reorganization cost	5	(760)	—	(39)	1	(44)	6	(843)
Impairment charges and other related costs	97	—	1,182	—	205	402	1,484	402
Other expense (income)	(57)	(63)	(69)	(36)	(106)	(98)	(232)	(197)
Certain legal, financing and advisory fees	—	75	526	688	99	494	625	1,257
Certain corporate expenses	—	225	—	—	—	174	—	399
Certain other charges	—	25	700	—	25	—	725	25

Adjusted EBITDA	$8,478	$8,038	$11,067	$9,007	$7,117	$8,487	$26,662	$25,532

	First quarter ended:		Second quarter ended:		Third quarter ended:		Year to date:
	March 29, 2005	March 30, 2004	June 28, 2005	June 29, 2004	Sept. 27, 2005	Sept. 28, 2004	Sept. 27, 2005	Sept. 28, 2004
Reconciliation of Net Cash Used in Operating Activities to Adjusted EBITDA:
Net cash generated by (used in) operating activities	$(6,288)	$(4,175)	$14,353	$9,610	$(5,304)	$(5,853)	$2,761	$(418)
Adjustments as defined in the loan agreements:
Changes in operating assets and liabilities	9,292	6,560	(9,784)	(6,768)	7,138	8,860	6,646	8,652
Reduction in (provision for) losses on accts receivable	91	—	47	(94)	(60)	(172)	78	(266)
Amortization of debt issue costs	(462)	(462)	(462)	(446)	(462)	(479)	(1,386)	(1,387)
Stock based compensation expense	(17)	—	(17)	(35)	(18)	(16)	(52)	(51)
Interest expense, net	5,919	5,799	5,773	5,904	5,805	5,723	17,497	17,426
Other income	(57)	(64)	(69)	(36)	(106)	(97)	(232)	(197)
Provision (benefit) for state income taxes	—	55	—	184	—	(147)	—	92
Certain legal, financing and advisory fees	—	75	526	688	99	494	625	1,257
Certain corporate expenses	—	225	—	—	—	174	—	399
Certain other charges	—	25	700	—	25	—	725	25

Adjusted EBITDA	$8,478	$8,038	$11,067	$9,007	$7,117	$8,487	$26,662	$25,532

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) entitled "Share-Based Payment" that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for a) equity instruments of the enterprise or b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. This Statement is to be implemented at the beginning of the next fiscal year that begins after June 15, 2005.

Based on options granted and various assumptions used to calculate stock based compensation expense as of September 27, 2005, we believe that the adoption will result in an increase in expense of approximately $0.4 million and $0.1 million during fiscal 2006 and 2007, respectively. If actual events differ from our assumptions used to calculate the expense or if we grant additional options, our financial results could be impacted.

        We have considered all other recently issued accounting pronouncements and do not believe that the adoption of such pronouncements will have a material impact on our financial statements.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies impact our more significant judgments and estimates used in the preparation of our financial statements. Our significant accounting policies are discussed in Note 2 to our consolidated financial statements for the year ended December 28, 2004 included in this prospectus.

Property and Equipment and the Related Depreciation and Amortization Expense

        Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives of the assets are based upon our expectations of the period of time that the asset will be used to generate revenue. We periodically review the assets for changes in circumstances, which may impact their useful lives.

        We generally limit the depreciable lives for our leasehold improvements, which are subject to a lease, to the lesser of the useful life or the noncancelable lease term. However, in circumstances where we would incur an economic penalty by not exercising one or more option periods, as contemplated by SFAS No. 13, we may include one or more option periods when determining the depreciation period. In either circumstance, our policy requires consistency when calculating the depreciation period, in classifying the lease, and in computing straight-line rent expense.

Impairment of Long-Lived Assets

        We review property and equipment for impairment when events or circumstances indicate that the carrying amount of a restaurant's assets may not be recoverable. We test for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimate of future cash flows. Relevant facts and circumstances may include, but are not limited to, local competition in the area, the ability of existing store management, the necessity of tiered pricing structures and the impact that retro-fitting existing restaurants may have on our estimates. This process requires the use of estimates and assumptions, which are subject to high degree of judgment. In the event that these estimates and assumptions change in the future, we may be required to record impairment charges for these assets.

        At least annually, we utilize independent valuation experts to assist us in assessing the recoverability of goodwill and other intangible assets related to our restaurant concepts. These impairment tests require us to estimate the fair values of our restaurant concepts by making assumptions regarding future profits and cash flows, expected growth rates, terminal values, discount rates and other factors. In the event that these assumptions change in the future, we may be required to record impairment charges for these assets.

Insurance

        We are insured for losses related to health, general liability and workers' compensation under large deductible policies. The insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is established based on actuarial estimates, is discounted at 10% based upon a discrete analysis of actual claims and historical data and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims differ from our estimates, our financial results could be impacted.

Guarantees

        Prior to 2001, we would occasionally guarantee leases for the benefit of certain of our franchisees. None of the guarantees have been modified since their inception and we have since discontinued this practice. Current franchisees are the primary lessees under the vast majority of these leases. Under the lease guarantees, we may be required by the lessor to make all of the remaining monthly rental payments or property tax and common area maintenance payments if the franchisee does not make the required payments in a timely manner. However, we believe that most, if not all, of the franchised locations could be subleased to third parties minimizing our potential exposure. Additionally, we have indemnification agreements with our franchisees under which the franchisees would be obligated to reimburse us for any amounts paid under such guarantees. Historically, we have not been required to make such payments in significant amounts. We record a liability for our exposure under the guarantees in accordance with SFAS No. 5, "Accounting for Contingencies," following a probability related approach. In the event that trends change in the future, our financial results could be impacted.

Quantitative and Qualitative Disclosures About Market Risk

        During the third quarter and year to date periods ended September 27, 2005 and September 28, 2004 and for the fiscal years ended 2004 and 2003, our results of operations, financial position and cash flows were not affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. We do not use derivative financial instruments to limit our foreign currency risk exposure since virtually all of our business is conducted in the United States.

        Our debt as of September 27, 2005, December 28, 2004 and December 30, 2003 was principally comprised of the $160 million notes due July 1, 2008 and the AmSouth revolver. A 100 basis point increase in market interest rates would have an immaterial effect on our borrowing costs, since the interest rate on the $160 million notes is fixed. The interest rate on the AmSouth revolver fluctuates with changes in the prime rate, but is immaterial in relation to interest expense under the $160 million notes and in our results of operations and financial condition.

        We purchase certain commodities such as butter, cheese, coffee and flour. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that limit the price paid by establishing certain price floors or caps. We do not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid and any commodity price aberrations are generally short-term in nature.

        This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

BUSINESS

Company Overview

        We are a leader in the quick casual segment of the restaurant industry. We specialize in high-quality foods for breakfast and lunch in a café atmosphere with a neighborhood emphasis. Our product offerings include fresh baked goods, made-to-order sandwiches on a variety of breads and bagels, soups, salads, desserts, premium coffees and other café beverages. We also operate a dough production facility. We view our business as a single business segment with a focus on our company-operated restaurants. Our manufacturing and franchise operations are either supportive or ancillary to our main business focus. We are a Delaware corporation and were organized in November 1992.

Acquisitions

        In our early years, we operated and franchised specialty coffee cafés in the northeastern United States. In addition to coffee, we also served fresh, high quality gourmet foods, pastries, etc. Our business strategy in those years was to be a franchisor and grow through acquisitions. With the acquisition of Manhattan Bagel Company, Inc., or Manhattan, in 1998 and Chesapeake Bagel Bakery, or Chesapeake, in 1999, we became a significant franchisor of bagel restaurants and, to a lesser extent, of coffee cafés. In 2001, our strategy evolved to include company-operated restaurants as well as franchised and licensed locations as we completed the Einstein Bros. acquisition, in which we acquired two brands: Einstein Bros. and Noah's New York Bagels, or Noah's. We currently operate company-owned stores predominantly under the Einstein Bros. and Noah's brands. Our franchise operations are predominantly under the Manhattan brand. We also continue to operate and have franchised Chesapeake and New World Coffee restaurants.

        The Einstein Bros. acquisition in 2001 was accomplished by issuing a substantial amount of short-term debt and mandatorily redeemable preferred equity, which have since been refinanced and restructured. These transactions and their effect on our current capital structure are discussed more fully in the following paragraphs.

Financing Transactions

        For the period August 2000 through June 19, 2001, we engaged in several financing transactions with various entities to acquire the bonds of Einstein Bros., which had declared Chapter 11 bankruptcy on April 27, 2000. The face amount of these financings was $250.0 million, which consisted of $185.0 million of debt and $65.0 million of preferred stock. The proceeds of these financings, net of discounts and issuance costs, were approximately $225.0 million. These proceeds were primarily used to purchase substantially all the assets of Einstein Bros. on June 19, 2001 for $160.0 million along with the assumption of certain liabilities subject to adjustment to the extent they exceeded $30.0 million. The remaining amounts were used to fund operating, investing and other financing activities. The maturity date on the debt and redemption date of certain preferred stock issuances ranged from one to three years. The debt and preferred stock agreements required the issuance of additional warrants and payment of dividends in the event that they were not redeemed within a certain period.

        On November 27, 2001, NASDAQ delisted our common stock from the Nasdaq National Market due to corporate governance violations and public interest concerns. See additional information regarding our common stock under Risk Factors included elsewhere in this prospectus.

        We subsequently incurred non-recurring expenditures in connection with an investigation of $3.5 million in unauthorized bonus payments, a proposed refinancing of our increasing rate notes, and a re-audit of our financial statements for fiscal 2001 and fiscal 2000 due to the accounting treatment we applied to debt and preferred stock specifically related to the accounting treatment for effective interest and derivative liabilities in the consolidated financial statements as originally filed under the Exchange Act.

        We also defaulted on the repayment of the $35 million asset-backed loan to our non-restricted subsidiary, New World EnbcDeb Corp., or the bridge loan, which matured on June 15, 2002.

        In October 2002, we engaged CIBC World Markets Corp. as our exclusive financial advisor in connection with our review of strategic alternatives to rationalize our capital structure. From October 2002 to June 2003, we reviewed a variety of transactions and alternatives for our business.

Debt Refinancing

        On July 8, 2003, we issued $160.0 million of 13% senior secured notes due 2008, or the $160 million indenture, in a private placement to replace our increasing rate notes. The $160 million indenture was offered by us and guaranteed, fully and unconditionally, jointly and severally, by all of our present and all future subsidiaries. We used the net proceeds of the offering, among other things, to refinance the increasing rate notes. In November 2003, the original notes issued under the $160 million indenture were exchanged by us for notes that were registered with the SEC pursuant to a registration statement on Form S-4.

        On July 8, 2003, we entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank, or the AmSouth revolver. The AmSouth revolver was subsequently amended to make technical corrections, clarify ambiguous terms and provide for increased limits with respect to letters of credit. On February 11, 2005, the AmSouth revolver was amended again to increase our letter of credit sub-facility from $5 million to $7.5 million.

Equity Recapitalization

        On June 26, 2003, our board of directors approved an equity restructuring agreement with the holders of all our preferred stock and a substantial portion of our fully diluted common stock, including Greenlight Capital, L.P.; Greenlight Capital Qualified, L.P.; Greenlight Capital Offshore, Ltd.; Brookwood New World Investors, L.L.C.; and NWCI Holdings, LLC. We refer to these entities collectively as Greenlight in this prospectus.

        Additionally, we also agreed to the equity recapitalization with Halpern Denny Fund III, L.P., or Halpern Denny. Certain of these entities also held a portion of the increasing rate notes.

        On September 24, 2003, our stockholders approved the equity recapitalization as follows:

  •
  we issued Halpern Denny 57,000 shares of Series Z preferred stock, par value $0.001 per share, in exchange for 56,237.994 shares of Series F preferred stock, par value $0.001 per share (including accrued and unpaid dividends, which were payable in additional shares of Series F), 23,264,107 shares of common stock, and warrants to purchase 13,711,054 shares of common stock (collectively, the Halpern Denny interests); and

  •
  each stockholder received 0.6610444 new shares of common stock for every share of common stock held by such stockholder pursuant to a 1.6610444-for-one forward stock split in order to effect the transactions contemplated by the equity recapitalization;

  •
  the per share exercise price and the number of shares of common stock issuable upon the exercise of each outstanding option or warrant (other than the warrants that were issued in connection with the increasing rate notes pursuant to the Warrant Agreement dated June 19, 2001, as amended between us and The Bank of New York, as warrant agent) were adjusted to reflect the forward stock split;

  •
  immediately following the forward stock split, we issued Greenlight 938,084,289 shares of common stock in exchange for 61,706.237 shares of Series F. These shares of Series F included:

  •
  shares originally issued as Series F,

  •
  shares converted into Series F from the Greenlight obligation; and

  •
  shares converted into Series F from the bridge loan, which was acquired by Greenlight from Jefferies & Company, Inc.

        Following the closing of the equity recapitalization, Greenlight beneficially owned approximately 92% of our common stock on a fully diluted basis and warrants issued pursuant to the warrant agreement represented approximately 4.3% of our common stock on a fully diluted basis.

        In addition to approving the equity recapitalization at our September 24, 2003 annual meeting, our stockholders approved the following restructuring-related items:

  •
  amending our restated certificate of incorporation to effect a one-for-one hundred reverse stock split following the consummation of the transactions contemplated by the equity recapitalization;

  •
  amending our restated certificate of incorporation to reduce the number of shares of common stock authorized for issuance following the consummation of the effectiveness of the reverse stock split to 15,000,000;

  •
  amending our restated certificate of incorporation to eliminate the classification of the board of directors; and

  •
  amending our restated certificate of incorporation to allow our stockholders to take action by written consent of the holders of 80% of our capital stock entitled to vote on such action.

Industry Overview

        Demographic shifts and evolving lifestyles have affected the U.S. restaurant industry over the past 30 years. The growth of women in the workforce, the resulting rise of dual income households, a large decrease in blue collar jobs and corresponding increase in white collar employment means consumers find themselves pressed for time, but not for money. Less time, more money, different jobs and fewer stay-at-home cooks all continue to drive changes in food consumption habits in America. According to Technomic, Inc., a food service consulting company, the U.S. foodservice industry (i.e., food consumed outside the home) accounted for approximately 49% of total food sales in 2004, up from just 37% in 1975.

        These same demographic shifts and evolving lifestyles have more recently given rise to an entirely new segment in the restaurant industry called "quick casual". This is the segment in which our brands compete. Quick casual blends the convenience and low average price of quick service restaurants (QSR) with the pleasant atmosphere and higher food quality of casual dining restaurants. As defined by Technomic, quick casual restaurants are "attractive and comfortable establishments that serve freshly prepared, wholesome, quality, authentic foods in reasonably fast service formats." According to a recent study by Technomic Inc., quick casual represents approximately a $6.0 billion industry as of 2002 with a 3-year compound growth rate of 11%. According to a King-Casey study, growth of quick casual restaurants has been driven by consumer priorities for speed, convenience, healthier menu items and a pleasant dining environment.

        According to Technomic, this category is expected to increase by 38% between 2002 and 2005 due to the following demographic drivers: rise of dual incomes, time constraints, aging baby boomers, growing ethnicity, increased consumer sophistication and demand for healthier foods. In response to this trend, our brands have sought to leverage their historic affiliation with the breakfast daypart into broader dayparts. In the restaurant industry, a daypart is defined as a specific mealtime (e.g. breakfast, lunch, dinner), and those time periods in between each specific mealtime. We now offer the consumer a broad menu of high quality foods throughout the day.

Restaurant Operations

Einstein Bros. Bagels

        Einstein Bros. Bagels is a national, quick casual restaurant chain. Einstein Bros. Bagels offers a menu that specializes in high-quality foods for breakfast and lunch, including hot breakfast bagels/sandwiches, fresh baked goods and five fresh-brewed premium coffees daily and other café beverages. The average Einstein Bros. Bagels location is approximately 2,200 square feet in size with approximately 40 seats and is generally located in a neighborhood or regional shopping center. We use sophisticated fixtures and materials in the brand's design to create a store environment that is consumer friendly, inviting and reflective of the brand's personality and strong neighborhood identity, and which visually reinforces the distinctive difference between the brand's quick casual positioning and that of quick service restaurants. During the fiscal years ended 2004, 2003 and 2002, Einstein Bros. Bagels company-owned restaurants generated approximately 82%, 81% and 81% of our retail sales, respectively.

Einstein Bros. Café

        Our Einstein Bros. Café is a relatively new concept that expands upon the well-known Einstein Bros. Bagels artisan-baking heritage. In addition to our core bagel offerings and expanded breakfast menu, the concept offers a more extensive lunch menu with a culinary focus on innovative items using fresh and high quality ingredients. Menu offerings include hand crafted gourmet sandwiches, hearty soups, innovative salads, fresh baked goods, premium coffees and other café beverages. The restaurant's look is conducive to meetings, family meals, and groups dining out together.

Noah's

        Noah's is a quick casual restaurant principally located on the West Coast. Noah's offers a menu that specializes in high-quality foods for breakfast and lunch, including fresh baked goods, made-to-order deli style sandwiches, including such favorites as pastrami, corned beef and roast beef on fresh breads and bagels baked on location daily, hearty soups, innovative salads, desserts, five fresh-brewed premium coffees daily and other café beverages. The average Noah's location is approximately 1,800 square feet in size with approximately 12 seats and is located in urban neighborhoods or regional shopping centers. We use elaborate tile work and wood accents in the brand's design to create an environment reminiscent of a Lower East Side New York deli, which reinforces the brand's urban focus with an emphasis on the authenticity of a New York deli experience. During the fiscal years ended 2004, 2003 and 2002, Noah's company-owned restaurants generated approximately 17%, 18% and 17% of our retail sales, respectively.

Manhattan

        Our Manhattan brand represents the majority of our franchise operations and is predominately operated in the Northeast. The locations offer over 20 varieties of fresh baked bagels, as well as bagel sticks and bialys and up to 15 flavors of cream cheese, a variety of breakfast and lunch sandwiches, salads, soups, coffees and café beverages, soft drinks and desserts. The average Manhattan location is approximately 1,400 to 2,400 square feet with 24 to 50 seats and is primarily located in urban neighborhoods or regional shopping centers. Manhattan stores are designed to combine the authentic atmosphere of a bagel bakery with the comfortable setting of a neighborhood meeting place.

Chesapeake

        Our Chesapeake brand is operated on the Mid-Atlantic Coast. Chesapeake locations offer a menu that specializes in bagels and an extensive array of cream cheese flavors. The locations also offer breakfast and lunch sandwiches, soups, salads, coffees and café beverages, soft drinks and desserts.

New World Coffee

        Our New World Coffee brand is principally operated in the northeastern United States. The locations offer up to 30 varieties and blends of fresh roasted coffee, in brewed and whole bean format, a broad range of Italian-style beverages, along with a variety of menu items to complement the beverage offerings.

Business Strategy

        To capitalize on the success of our operating initiatives, we have developed a focused growth strategy that positions us to continue to enhance our competitive position and results of operations over the near term. The salient features of this strategy include:

        Continue to Enhance Revenue and Profitability of Stores.    We intend to build on the success of the operational enhancements that we introduced in 2004. These will include, among others (i) a continued evaluation of store-level general managers and district managers, with corrective action being taken where deemed warranted; (ii) a continued focus on enhancing the profitability of stores through the application of software tracking initiatives; (iii) the implementation of a "secret shopper" program, carried out by a third party, to ensure that customer service experiences remain uniformly high; and (iv) the rollout, in selected markets, of a catering program that permits significant leveraging of our store base with minimal incremental invested capital.

        Rollout of Brand Refresh Program.    We believe that there is an opportunity to realize significant revenue growth from our existing Einstein Bros. Bagels asset base. To that end, we plan to deploy a refresh program using customer research and feedback to fine-tune the look and feel of our Einstein brand through a measured approach. Market and trade area demographics, site-specific opportunities and the insights afforded by outside experts will be used to guide development plans and site selection for both concepts. The refresh is designed to optimize menus, update interiors and address service issues with new menu boards and a "pay first" ordering system. A pay first system is expected to improve speed of service, order accuracy and customer interaction. Menu boards will be redesigned to provide flexibility in product offerings and pricing. Brand positioning will be very focused on core strengths in bagels and the breakfast day-part.

        Leverage Core Competencies into New Revenue Streams.    We believe that we have a number of opportunities to develop multiple channels outside of our traditional retail locations. These alternatives can generate incremental revenues, enhance the brands' visibility and improve customer convenience. In particular, in-store bakeries in the grocery and warehouse club channels are increasingly seeking strong customer brands to help drive their sales of bread and bagels. We have established a supplier relationship with Costco Wholesale Corporation which allows us to sell Einstein Bros. and Noah's products, dual branded with the Kirkland signature brand, through more than 300 Costco stores. We also entered into a similar relationship with Target Corporation and sell Einstein Bros. products through more than 200 SuperTarget stores. We hope to attract alternative retail customers based on Einstein Bros. substantial brand equity and superior food quality and freshness.

        Increase Store Licensing.    We believe that we have a strong platform for growth through store licensing of our Einstein Bros. and Noah's New York Bagel brands. By licensing our brands, we should be able to increase our geographic footprint and customer recognition while enjoying a valuable royalty stream with minimal incremental capital expenditures. The licensing program is available to qualified foodservice operators and typically requires an upfront license fee that is fully earned at the time the licensee commences operations. Stores are developed on college campuses, hospitals, airports, military installations and other locations. The licensed stores are generally opened during the third and fourth calendar quarters consistent with the timing of many government and higher education projects and federal funding. We typically receive continuing royalties on sales from each licensed store location. Licensees are not required to buy all of their non-proprietary products directly from us, but rather their product sources must be approved by us.

        Evaluate Non-Core Operations for Profitable Disposal.    We continually assess the financial and operational alignment of our Manhattan Bagel Company, Chesapeake Bagel Bakery and New World Coffee brands. As Manhattan Bagel Company represents the majority of the franchise operations, revitalizing and strengthening this brand remains a challenge for management. The historical franchise model of all of our brands is not consistent with future operating plans due to geographic separation from the core of markets. As a result, we have exited certain markets. We believe that by focusing on core markets, we will continue to build stronger brand awareness, consistent levels of performance and customer loyalty.

        During the second quarter of 2005, we filled the position of Senior Vice President of Franchise Operations. We believe the addition of this position will help to build our business and accelerate the growth of the franchise system.

        During the second quarter ended 2005, we reviewed the long term strategic fit of Chesapeake utilizing the recommendations of a third party consultant previously engaged to present viable alternatives for the brand. Based upon the consultant's recommendations, we began forming an exit strategy that we believed could be completed within approximately one year. Because there had been a change in circumstances, it was necessary to review the Chesapeake trademarks for impairment. The analysis indicated that the carrying amount of the assets was greater than its fair value and accordingly we recorded an impairment charge of $1.2 million during the quarter ended June 28, 2005. Currently, we are working with our remaining franchisees on an exit strategy that we anticipate completing by the end of fiscal year 2005. We also continue to review the carrying amount of the assets in relation to their fair value. For the year to date period ended September 27, 2005, we have recorded impairment charges of approximately $1.3 million related to the Chesapeake trademarks.

Sourcing, Manufacturing & Distribution

        We believe that controlling the manufacture and distribution of our key products is an important element in ensuring both quality and profitability. To support this strategy, we have developed proprietary formulations, invested in processing technology and manufacturing capacity, and aligned ourselves with strategic suppliers.

  Bagel Dough

        We have significant know-how and technical expertise for manufacturing and freezing mass quantities of raw dough to produce a high-quality product more commonly associated with smaller bakeries. We believe this system enables locations to provide consumers with a variety of consistent, superior products. We currently operate a bagel dough manufacturing facility in Whittier, CA and have a supply contract with Harlan Bakeries, Inc. in Avon, IN that produces bagel dough to our specifications on our equipment.

  Cream Cheese

        In the past, our cream cheese was purchased through two third party providers and sold at our Einstein Bros., Noah's and Manhattan locations. Effective December 28, 2004, we signed an exclusive three-year supply agreement to purchase cream cheese and other cheese products from a single source. We believe this agreement will realize cost savings and result in other supply chain efficiencies.

  Coffee

        The majority of our coffee is purchased through a third party provider and is sold at our Einstein Bros. and Noah's locations.

  Distribution

        We currently utilize a network of independent distributors to distribute frozen dough and other materials to our locations. By contracting with distributors, we are able to eliminate investment in distribution systems and to focus our managerial and financial resources on our retail operations.

        We contract for virtually all food products and supplies for our company-owned store operations, including frozen dough, cream cheese, coffee, meats and paper goods are contracted for by us and delivered by the vendors to our distributors for delivery to the locations. The individual locations order directly from the distributors one to three times per week.

        We are currently negotiating contract terms with a new distribution partner to improve quality and service. As a result, we anticipate increased distribution costs beginning in the fourth quarter of 2005.

  Commissaries

        We believe that our commissary system, which processes bulk raw ingredients used at our company-operated stores and licensee locations, provides a competitive advantage. Our commissaries assure consistent quality, supply fresh products and improve efficiencies by reducing labor and inventory requirements. We focus our growth in areas that allow us to continue to gain efficiencies through leveraging the fixed cost of our current commissary structure. We distribute commissary products primarily through our regional distribution partners and locally in certain markets through a fleet of temperature-controlled trucks operated by our personnel.

Management Information Systems

        Each Einstein Bros. and Noah's company-operated location uses point-of-sale computers to collect daily transaction data, which is used to generate pertinent marketing information, including daily sales, product mix and average check. All product prices are programmed into the system from our corporate office.

        Our in-store personal computer system is designed to assist in the management of our restaurants. The system provides labor and food cost management tools to provide corporate and retail operations management quick access to retail data and to reduce store managers' administrative time. The system supplies sales, bank deposit and variance data to our accounting department on a daily basis. We use this data to generate daily sales information and weekly-consolidated reports regarding sales and other key measures, as well as preliminary weekly detailed profit and loss statements for each location with final reports following the end of each fiscal period.

Trademarks and Service Marks

        Our rights in our trademarks and service marks are a significant part of our business. We are the owners of the federal registration of the "Einstein Bros.," "Noah's New York Bagels," "Manhattan Bagel," "Chesapeake Bagel Bakery" and "New World Coffee" marks. Some of our trademarks and service marks are also registered in several foreign countries. We are aware of a number of companies that use various combinations of words in our marks, some of which may have senior rights to ours for such use, but we do not consider any of these uses, either individually or in the aggregate, to materially impair the use of our marks. It is our policy to defend our marks and the associated goodwill from encroachment by others. The trademarks and service marks listed above represent the brands of the retail outlets that we own. We also own numerous other trademarks and service marks related to our business.

General Economic Trends and Seasonality

        We anticipate that our business will be affected by general economic trends that affect retailers in general. While we have not operated during a period of high inflation, we believe based on industry experience that we would generally be able to pass on increased costs resulting from inflation to our consumers. Our business may be affected by other factors, including increases in the commodity prices of flour, butter, cheese, coffee, dairy and/or fresh produce, energy costs, existing and additional competition, marketing programs, weather and variations in the number of company-owned or licensed location openings and closings.

        Although few, if any, employees are paid at the minimum wage, an increase in the minimum wage may create pressure to increase the pay scale for our employees, which would increase our labor costs and those of our franchisees and licensees.

        Our business is subject to seasonal trends. Generally, our revenues in the first fiscal quarter are somewhat lower than in the other three fiscal quarters.

Competition

        We experience competition from numerous sources in our trade areas. Our restaurants compete based on customers' needs for breakfast, lunch and afternoon "chill-out," (the period after lunch and before dinner). Our competitors are different for each daypart in which we offer our products. The competitive factors include brand awareness, personnel, advertising space, location, environment, customer service, price and quality of products. We compete for leased space in desirable locations. Certain of our competitors may have capital resources exceeding those available to us. Our primary competitors include specialty food and casual dining restaurant retailers including national, regional and locally owned restaurants.

Government Regulation

        Each of our locations is subject to licensing and regulation by a number of governmental authorities, which include health, safety, labor, sanitation, building and fire agencies in the state or municipality in which the store is located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of locations for an indeterminate period of time or third-party litigation. Our manufacturing, commissary and distribution facilities are licensed and subject to regulation by either federal, state or local health and fire codes, and the operation of our trucks are subject to Department of Transportation regulations. We are also subject to federal and state environmental regulations.

        Our franchise operations are subject to Federal Trade Commission regulation and various state laws, which regulate the offer and sale of franchises. Several state laws also regulate substantive aspects of the franchisor-franchisee relationship. The FTC requires us to furnish to prospective franchisees a franchise offering circular containing prescribed information. A number of states in which we might consider franchising also regulate the sale of franchises and require registration of the franchise offering circular with state authorities.

Employees

        As of September 27, 2005, we had 7,925 employees, of whom 7,646 were store personnel, 68 were plant and support services personnel, and 211 were corporate personnel. Most store personnel work part-time and are paid on an hourly basis. We have never experienced a work stoppage and our employees are not represented by a labor organization. We believe that our employee relations are good.

Properties

        As of September 27, 2005, our company-owned facilities, franchisees and licensees operated 639 locations in various states and the District of Columbia as follows:

Location	Company Operated	Franchised/Licensed	Total
Alabama	—	3	3
Arizona	22	2	24
California	82	12	94
Colorado	32	3	35
Connecticut	1	—	1
Delaware	2	3	5
District of Columbia	1	3	4
Florida	50	22	72
Georgia	13	10	23
Illinois	30	5	35
Indiana	10	1	11
Kansas	9	—	9
Louisiana	—	1	1
Maryland	11	1	12
Massachusetts	2	1	3
Michigan	18	4	22
Minnesota	9	3	12
Mississippi	—	1	1
Missouri	14	—	14
Nevada	9	—	9
New Hampshire	1	—	1
New Jersey	4	37	41
New Mexico	5	—	5
New York	2	9	11
North Carolina	2	5	7
Ohio	13	5	18
Oregon	6	1	7
Pennsylvania	15	39	54
South Carolina	—	4	4
Tennessee	—	1	1
Texas	25	6	31
Utah	19	—	19
Virginia	14	18	32
Washington	4	—	4
Wisconsin	12	2	14

Total	437	202	639

        Information with respect to our headquarters, training and production facilities is presented below:

Location	Facility	Size
Golden, CO(1)	Headquarters, Support Center, Test Kitchen	46,802 sq. ft.
Hamilton, NJ(2)	Franchise Support Center, Training Facility	6,637 sq. ft.
Whittier, CA(3)	Production Facility	54,640 sq. ft.
Walnut Creek, CA(4)	Administration Office—Noah's	2,190 sq. ft.

(1)
This facility is leased through May 31, 2007.

(2)
This facility is leased through October 31, 2008.

(3)
This facility is leased with an initial lease term through November 30, 2006 with two five-year extension options.

(4)
This facility is leased through February 29, 2008.

Legal Proceedings

        On July 31, 2002, Tristan Goldstein and Valerie Bankhordar, former store managers, filed a putative class action against Einstein and Noah Corp. ("ENC") in the Superior Court for the State of California, County of San Francisco. The plaintiffs alleged that ENC failed to pay overtime wages to managers and assistant managers of its California stores who were improperly designated as exempt employees. In April 2004, we reached an agreement in principle to settle the litigation, subject to final court approval. The final hearing on the fairness of the settlement has been scheduled for January 4, 2006. Amounts representing our estimate to settle this litigation were previously recorded in general and administrative expenses during fiscal 2003 and did not have a material adverse effect on our consolidated financial condition or results of operations.

        On September 14, 2004, Atlantic Mutual Insurance Company brought an action in the Superior Court of New Jersey Law Division: Morris County, against the Company, Anthony Wedo, William Nimmo, Jerold Novack, Ramin Kamfar, Lexington Insurance Company, and XL Specialty Insurance Company seeking declaratory judgment on insurance coverage issues in previously resolved litigation against Novack, our former Chief Financial Officer, and Kamfar, our former Chairman of the Board and Chief Executive Officer. Mr. Kamfar cross-claimed against us, claiming a right to be indemnified and for certain costs and attorneys fees incurred by him. The Company has put National Union, the Company's officers and directors liability insurer for the applicable time period, on notice that the Company believes that Kamfar's advancement and indemnity claims are an insured loss under the Company's policy with National Union. The parties have resolved matters with Mr. Kamfar and have reached an agreement in principle as to the other issues. The resolution of this lawsuit did not have a material effect on our consolidated financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

        Set forth below is certain information with respect to our executive officers and directors:

Name	Age	Position
Paul J.B. Murphy III	50	President, Chief Executive Officer and Director
Richard P. Dutkiewicz	50	Chief Financial Officer
Jill B.W. Sisson	57	General Counsel and Secretary
Michael W. Arthur(1)	66	Director
E. Nelson Heumann	47	Chairman of the Board
James W. Hood(2)	53	Director
Frank C. Meyer(1)	62	Director
S. Garrett Stonehouse, Jr.(2)	35	Director
Leonard Tannenbaum(1)(2)	34	Director

(1)
Member of Audit Committee.

(2)
Member of Compensation Committee.

        Paul J.B. Murphy III.    Mr. Murphy was appointed Chief Executive Officer and Acting Chairman in October 2003. He served as Acting Chairman until October 2004. Mr. Murphy joined us in December 1997 as Senior Vice President—Operations and had served as Executive Vice President—Operations since March 1998. Mr. Murphy was appointed our Chief Operating Officer in June 2002. From July 1996 until December 1997, Mr. Murphy was Chief Operating Officer of one of our former area developers. From August 1992 until July 1996, Mr. Murphy was Director of Operations of R&A Foods, L.L.C., an area developer of Boston Chicken. Mr. Murphy has a B.A. degree from Washington and Lee University.

        Richard P. Dutkiewicz.    Mr. Dutkiewicz joined us in October 2003 as Chief Financial Officer. From May 2003 to October 2003, Mr. Dutkiewicz was Vice President—Information Technology of Sirenza Microdevices, Inc., a publicly traded telecommunications component manufacturer located in Broomfield, Colorado. In May 2003, Sirenza Microdevices, Inc. had acquired Vari-L Company, Inc., a publicly traded telecommunications component manufacturer. From January 2001 to May 2003, Mr. Dutkiewicz was Vice President—Finance, Chief Financial Officer of Vari-L Company, Inc. From April 1995 to January 2001, Mr. Dutkiewicz was Vice President—Finance, Chief Financial Officer, Secretary and Treasurer of Coleman Natural Products, Inc., located in Denver, Colorado, a leading supplier of branded natural beef in the United States. Mr. Dutkiewicz's previous experience includes senior financial management positions at Tetrad Corporation, MicroLithics Corporation and various divisions of United Technologies Corporation. Mr. Dutkiewicz was an Audit Manager at KPMG LLP. Mr. Dutkiewicz received a BBA degree from Loyola University of Chicago and is a member of the American Institute of Certified Public Accountants, Financial Executives International and the Association for Corporate Growth.

        Jill B. W. Sisson.    Ms. Sisson, who joined us as a consultant in December 2003, most recently served as General Counsel and Secretary of Graphic Packaging International Corporation, a NYSE-listed packaging company, from September 1992 until its merger with Riverwood Holding, Inc. in August 2003. From 1974 to September 1992, she engaged in private law practice in Denver, Colorado. She received her J.D. degree from the University of Colorado Law School in 1974.

        Michael W. Arthur.    Mr. Arthur was appointed to the board of directors in October 2004. Since 1990, Mr. Arthur has headed a consulting and interim management firm specializing in restructurings, business development, and strategic, financial, marketing and branding strategies. Prior to 1990, Mr. Arthur has served as Executive Vice President and Chief Financial Officer for Sizzler Restaurants and Pinkerton Security; Vice President of Marketing for Mattel Toys; and also served in various other management roles for D'Arcy, Masius, Benton & Bowles Advertising and Procter and Gamble. Mr. Arthur has a B.A. degree from Johns Hopkins University and attended the Wharton Graduate School of Business.

        E. Nelson Heumann.    Mr. Heumann, C.F.A., has served as our director since May 2004. Mr. Heumann joined Greenlight Capital, Inc., an investment management firm, in March 2000 and was made a managing member of Greenlight Capital, L.L.C. in January 2002. Prior to joining Greenlight, he served as director of distressed investments at SG Cowen from January 1997 to January 2000. From 1990 to January 1997, Mr. Heumann was a director responsible for distressed debt research and trading at Schroders. Prior to that, he was vice-president of bankrupt and distressed debt research for Merrill Lynch. Earlier in his career, Mr. Heumann was employed with Claremont Group, a leveraged buyout firm, and Value Line. He graduated from Louisiana State University in 1980 with a B.S. in Mechanical Engineering and in 1985 with an M.S. in Finance.

        James W. Hood.    Mr. Hood was appointed to the Board of Directors in June 2005. Since 2001, Mr. Hood co-founded and has headed a consulting firm specializing in marketing innovations. Prior to 2001, Mr. Hood served as CEO of The Greenfield Companies and Young & Rubicam—The Lord Group. He has also served in various other management roles for Young & Rubicam, The First Boston Corporation and Lehman Brothers Kuhn Loeb. Mr. Hood received an M.B.A. degree from Harvard Business School with an emphasis in Marketing and Finance.

        Frank C. Meyer.    Mr. Meyer has served as our director since May 2004 and is a private investor. He was chairman of Glenwood Capital Investments, LLC, an investment advisory firm he co-founded, from January 1988 to January 2004. Since 2000, Glenwood Capital has been a wholly owned subsidiary of the Man Group, plc, an investment advisor based in England specializing in alternative investments. Mr. Meyer holds an M.B.A. from the University of Chicago and began his career at the University's School of Business as an instructor of statistics.

        S. Garrett Stonehouse, Jr.    Mr. Stonehouse has served as our director since February 2004. He has been a principal and founding partner of MCG Global, LLC, a private equity investment firm in Westport, CT, since 1995. Prior to co-founding MCG Global, he was vice president of Fidelco Capital Group. Before joining Fidelco in 1994, he held various positions with GE Capital. Mr. Stonehouse received a B.A. degree from Boston College in economics and mathematics.

        Leonard Tannenbaum.    Leonard Tannenbaum, C.F.A., has served as our director since March 1999. In July 2004, Mr. Tannenbaum founded Fifth Street Capital LLC, a middle market mezzanine fund, and is the managing partner. Currently, Mr. Tannenbaum is also a partner at BET, a capital fund, since October 1998. From 1997 until October 1998, Mr. Tannenbaum was a partner at LAR Management, a hedge fund. From 1996 until 1997, he was an assistant portfolio manager at Pilgrim Baxter and Co. From 1994 until 1996, he was an Assistant Vice President in the small company group of Merrill Lynch. Mr. Tannenbaum previously served on the board of directors of Assisted Living Concepts, Inc., a company that owns and operates assisted living residences. Mr. Tannenbaum has an M.B.A. in Finance and a Bachelors of Science in Management from the Wharton School at the University of Pennsylvania.

Board Composition

        Our board of directors has determined that James W. Hood, S. Garrett Stonehouse, Leonard Tannenbaum, Frank C. Meyer and Michael W. Arthur, qualify as "independent" directors under the rules promulgated by the SEC under the Exchange Act and by the Nasdaq Stock Market. There are no family relationships among any of our executive officers or directors.

        Greenlight currently owns shares of our common stock sufficient to elect all of the members of our board of directors without the approval of any other stockholder.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is an officer or employee of New World Restaurant Group. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

        Each of our non-employee directors receives a $15,000 annual retainer, plus $2,000 for each board meeting and $1,000 for each committee meeting. In addition, on January 1 of each year, each independent director receives a grant of options to purchase 10,000 shares of common stock. All directors are reimbursed for out-of-pocket expenses incurred by them in connection with attendance of board meetings and committee meetings.

Executive Compensation

  Summary Compensation Table

        The following table sets forth the total compensation awarded to, earned by or paid during our last three fiscal years to our chief executive officer and our other current executive officers during the year ended December 28, 2004. We refer to these individuals in this prospectus as named executive officers.

Summary Compensation Table

		Annual Compensation					Long Term Compensation
Name and Principal Position	Year	Salary($)		Bonus ($)(1)		Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)
Paul J.B. Murphy III(2) President and Chief Executive Officer	2004 2003 2002	$ $ $	387,885 335,000 320,192	$ $	— 225,647 150,000	— — —	— — —	— 160,000 —
Michael J. Mrlik II(3) Chief Operating Officer	2004 2003	$ $	274,423 260,000	$	— 142,113	— —	— —	— 75,000
Richard P. Dutkiewicz(4) Chief Financial Officer	2004 2003	$ $	190,000 27,038		— —	— —	— —	— 75,000
Jill B.W. Sisson(5) General Counsel and Secretary	2004 2003		$201,747 —		— —	— —	— —	— 75,000
Susan E. Daggett(6) Chief Strategy Officer	2004 2003	$ $	297,115 225,000	$	— 178,664	— —	— —	— 140,000

(1)
Bonus amounts represent amounts paid in the respective fiscal year for bonuses earned in the preceding fiscal year.

(2)
Mr. Murphy became Chief Executive Officer on October 1, 2003.

(3)
On April 11, 2005, Mr. Mrlik submitted his letter of resignation.

(4)
Mr. Dutkiewicz was hired as Chief Financial Officer in October 2003.

(5)
Ms. Sisson is currently a consultant to the company under an agreement dated December 8, 2003.

(6)
Effective May 17, 2005, Ms. Daggett left the company.

  Stock Option Grants in Last Fiscal Year

        There were not any grants of stock options to the named executive officers during the year ended December 28, 2004.

  Fiscal Year End Option Values

        During the fiscal year ended December 28, 2004, none of the named executive officers exercised any stock options. Set forth below is information on the number of stock options held by the named executive officers as of December 28, 2004. None of such stock options were in-the-money as of December 28, 2004.

Fiscal Year End Option Values

	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)
	Exercisable	Unexercisable
Paul J.B. Murphy, III	0	160,000	(1)
Michael J. Mrlik II	0	75,000	(1)
Richard P. Dutkiewicz	0	75,000	(1)
Jill B.W. Sisson	0	75,000	(1)
Susan E. Daggett	0	140,000	(1)

(1)
Half of the options are subject to time vesting and half to performance vesting.

Employment and Other Agreements

        Jill B.W. Sisson.    On December 8, 2003, we entered into a consulting agreement with Jill B.W. Sisson to provide legal, consulting and advisory services to us and to serve as our General Counsel and Secretary. Pursuant to the agreement, Ms. Sisson is paid $15,833 per month which may be adjusted by the board of directors and, on December 19, 2003, was granted options to purchase 75,000 shares of common stock pursuant to the Executive Employee Incentive Plan, subject to stockholder approval of the plan which we obtained in May 2004. The options vest in part upon length of service, and in part upon the achievement of specified financial goals by us. In addition, Ms. Sisson is eligible to receive annual additional premium compensation based upon company performance and personal performance. Ms. Sisson will also be reimbursed for reasonable and necessary out-of-pocket expenses. The agreement provides for non-solicitation of company employees for a year after termination of the agreement, and can be terminated by either party upon 30 days' notice.

        We have no other employment or similar contracts as of the date of this prospectus.

Stock Option Plans

        Our 1994 Stock Plan provided for the granting to employees of incentive stock options and for the granting to employees and consultants of non-statutory stock options and stock purchase rights. On

November 21, 2003, the board of directors suspended the plan. As of December 28, 2004, 17 options with an exercise price of $120.71 per share remained outstanding under this plan.

        Our 1995 Directors' Stock Option Plan was adopted by our board of directors and approved by our stockholders in August 1995. The plan provided for the automatic grant of non-statutory stock options to our non-employee directors. On December 19, 2003, our board of directors suspended the plan. At December 28, 2004, 2,324 options with a weighted average exercise price of $32.43 per share remained outstanding under this plan.

        On November 21, 2003, our board of directors adopted the Executive Employee Incentive Plan, amended on December 19, 2003. Our stockholders approved the plan in May 2004. This plan provides for granting incentive stock options to employees and granting non-statutory stock options to employees and consultants. Unless terminated sooner, the plan will terminate automatically in December 2013. The board of directors has the authority to amend, modify or terminate the plan, subject to any required approval by our stockholders under applicable law or upon advice of counsel. No such action may affect any options previously granted under this plan without the consent of the holders. The number of shares issuable pursuant to options granted under the plan is 900,000. Options typically vest in part based upon the passage of time, and in part upon our financial performance. Options that do not vest due to the failure to achieve specific financial performance criteria are forfeited. As of December 28, 2004, there were 129,000 shares reserved for future issuance under the plan.

        On May 12, 2005, our stockholders approved an amendment to increase the number of shares that may be issued pursuant to options granted under the Executive Employee Incentive Plan by 250,000 shares to 1,150,000 shares. Our stockholders also approved an amendment to provide that all options will vest and be exercisable upon a change in control of the Company.

        On December 19, 2003, our board of directors adopted the Stock Option Plan for Independent Directors, effective January 1, 2004. Our stockholders approved the plan in May 2004. Our board of directors may amend, suspend, or terminate this plan at any time, provided, however, that no such action may adversely affect any outstanding option without the option holders consent. A total of 200,000 shares of common stock have been reserved for issuance under this plan. The plan provides for the automatic grant of non-statutory stock options to independent directors on January 1 of each year. Options become exercisable six months after the grant date and are exercisable for 5 years from the date of grant unless earlier terminated. As of December 28, 2004, there were 170,000 shares reserved for future issuance under the plan.

        On May 12, 2005, our stockholders approved an amendment to the Stock Option Plan for Independent Directors to provide for a pro rata grant of options for directors who are elected or appointed during the calendar year and to provide that options expire no more than one year after an individual is no longer a director.

        We may issue options from time to time outside the plans described above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Several of our stockholders or former stockholders, including BET, Brookwood New World Investors, L.L.C., Halpern Denny, Greenlight and certain of their affiliates, have also been involved in our financings, refinancings and have purchased our debt and equity securities. We have summarized below financial transactions involving these investors, including our issuance of notes under the $160 million indenture in July 2003 and our equity recapitalization completed in September 2003.

        Leonard Tannenbaum, a director, is the Managing Director of MYFM Capital, LLC and a limited partner and 10% owner in BET. His father-in-law is Bruce Toll, an affiliate of BET. John S. Clark II, a director, was until March 2004, employed by Greenlight. E. Nelson Heumann, a director, is a current employee of Greenlight. Greenlight beneficially owns approximately 97% of our common stock.

        Greenlight purchased $35.0 million and BET purchased $7.5 million of the notes issued under our $160 million indenture. Leonard Tannenbaum purchased an additional $500,000 of our $160 million notes in the market.

        In September 2003, Halpern Denny, Greenlight and we completed the equity recapitalization, pursuant to which the parties recapitalized our equity structure. In connection with the equity recapitalization, we issued 4,337.481 shares of our Series F preferred stock to Greenlight in full payment of the outstanding Einstein notes which Greenlight had purchased from Jefferies in July 2003.

        Also in connection with the equity recapitalization, we issued Greenlight 9,380,843 shares of our common stock in exchange for all shares of Series F preferred stock owned by Greenlight. In addition, 57,000 shares of Series Z preferred stock were issued to Halpern Denny in our equity recapitalization in exchange for 56,237.994 shares of Series F preferred stock, 386,427 shares of common stock and warrants to purchase 227,747 shares of common stock. The Series F preferred stock was eliminated as part of the equity recapitalization. Pursuant to the equity recapitalization, we reimbursed Greenlight and Halpern Denny for legal fees and disbursements incurred in connection with their investment in us and the equity recapitalization in the respective amounts of $226,000 and $125,000.

VOTING SECURITIES AND PRINCIPAL HOLDERS

        As of November 2, 2005, we had 9,868,623 shares of common stock outstanding (excluding certain options and warrants), which are our only outstanding voting securities. In addition, we had 57,000 shares of Series Z preferred stock outstanding. The following table sets forth information regarding the beneficial ownership of our common stock as of November 2, 2005, by:

  •
  each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of our common stock;

  •
  each of our executive officers;

  •
  each of our current directors; and

  •
  all directors and executive officers as a group.

Beneficial Owner**	Amount and Nature of Beneficial Ownership		Percentage
Greenlight Capital, L.L.C. 420 Lexington Avenue, Suite 1740 New York, NY 10107	10,041,649	(1)	97.1%
Paul J.B. Murphy, III	40,000	(2)	*
Richard P. Dutkiewicz	19,250	(3)	*
Jill B.W. Sisson	18,750	(3)	*
Michael W. Arthur	20,000	(4)	*
E. Nelson Heumann	—	(6)	0%
James W. Hood	15,808	(5)	*
Frank C. Meyer	10,000	(4)	*
S. Garrett Stonehouse, Jr.	10,000	(4)	*
Leonard Tannenbaum	23,367	(7)	*
All directors and executive officers as a group (11 persons)	157,175	(8)	1.5%

*
Less than one percent (1%).

**
The address for each officer and director is 1687 Cole Blvd., Golden, Colorado 80401.

(1)
Based on an amendment to a Schedule 13D filed with the SEC on October 15, 2003. The Schedule 13D was filed on behalf of Greenlight Capital, L.L.C., Greenlight Capital, L.P., of which Greenlight Capital, L.L.C. is the general partner, Greenlight Capital Offshore, Ltd., for whom Greenlight Capital, L.L.C. acts as investment advisor, Greenlight Capital Qualified, L.P., of which Greenlight Capital, L.L.C. is the general partner, and David Einhorn, the principal of Greenlight Capital, L.L.C. Includes 493,682 shares of common stock that may be purchased upon the exercise of warrants.

(2)
Includes 40,000 shares of common stock, which may be acquired upon exercise of presently exercisable options. Does not include 185,000 shares of common stock subject to stock options, which are not exercisable within 60 days.

(3)
Includes 18,750 shares of common stock, which may be acquired upon exercise of presently exercisable options. Does not include 81,250 shares of common stock subject to stock options, which are not exercisable within 60 days.

(4)
Includes 10,000 shares of common stock which may be acquired upon the exercise of presently exercisable options.

(5)
Includes 5,808 shares of common stock subject to stock options, which are exercisable within 60 days.

(6)
Does not include 10,041,649 shares of common stock beneficially owned by Greenlight Capital, L.L.C. and its affiliates, over which Mr. Heumann disclaims beneficial ownership. Mr. Heumann is an officer of Greenlight.

(7)
Includes 20,830 shares of common stock, which may be acquired upon the exercise of presently exercisable options. Also includes 1,163 shares of common stock, which may be acquired upon the exercise of presently exercisable warrants.

(8)
Includes a total of 134,138 shares of common stock, which may be acquired upon the exercise of presently exercisable options and 1,163 shares of common stock, which may be acquired upon the exercise of presently exercisable warrants.

        Our Series Z preferred stock generally is non-voting. However, under our Certificate of Designation, Preferences and Rights of Series Z preferred stock, we cannot take certain actions without the vote or written consent by the holders of at least a majority of the then outstanding shares of the Series Z preferred stock. See "Description of Capital Stock—Series Z Preferred Stock." All 57,000 shares of our outstanding Series Z preferred stock are held by Halpern Denny.

SELLING STOCKHOLDERS

        This prospectus relates to the offer and sale from time to time by the selling stockholders of 957,872 shares of common stock issued or issuable upon the exercise of warrants. There can be no assurance that the selling stockholders will sell any or all of their common stock offered by this prospectus. We do not know if, when, or in what amounts the selling stockholders may offer the common stock for sale.

        The warrants were issued to the selling stockholders in the transactions described below. Greenlight, our controlling stockholder, holds warrants exercisable into 493,682 shares of common stock and beneficially owns approximately 97% of our common stock.

        For a discussion of other relationships between us and the selling stockholders since the beginning of the last fiscal year, see "Certain Relationships and Related Transactions."

Warrants issued to the holders of the increasing rate notes

        On June 19, 2001, we issued the increasing rate notes due June 15, 2003 and warrants to purchase in the aggregate 137,200 shares of our common stock at an exercise price of $1.00 per share. The net proceeds of approximately $122.4 million were used to fund a portion of the purchase price of the Einstein Bros. acquisition, to repay our then-outstanding bank debt and for general working capital purposes. The warrant agreement dated June 19, 2001 between The Bank of New York (as successor in interest to the corporate trust business of United States Trust Company of New York), as warrant agent and us, under which the warrants were issued required us to issue additional warrants as follows:

  •
  an additional 1% of our fully diluted common stock if the increasing rate notes remained outstanding on March 15, 2002;

  •
  an additional 1% of our fully diluted common stock if the increasing rate notes remained outstanding on June 15, 2002; and

  •
  an additional 1% of our fully diluted common stock issued on a monthly basis if the increasing rate notes remained outstanding after June 15, 2002.

Since the increasing rate notes were not repaid until July 8, 2003, we were required to issue additional warrants on March 15, 2002, June 15, 2002, and on the 15th of each month thereafter until June 15, 2003. We issued a total of 139,454 additional warrants under these provisions.

        In connection with a standstill agreement that we entered into with certain holders of the increasing rate notes, we agreed to issue the holders of the increasing rate notes under the terms of the warrant agreement additional warrants to purchase an aggregate of up to 113,099.94 shares of common stock at a price of $1.00 per share.

        The increasing rate notes had certain anti-dilution provisions attached to the warrants to purchase common stock. In connection with the equity recapitalization in September 2003, we issued a total of 81,521 additional warrants under these provisions.

        Under a registration rights agreement dated June 19, 2001, we agreed to file a registration statement covering resales of the shares of common stock issuable upon exercise of these warrants.

Warrants issued to the holders of the Series F preferred stock

        On January 18, 2001, we entered into a Series F Preferred Stock and Warrant Agreement with Halpern Denny, under which we issued 20,000 shares of Series F preferred stock and five-year warrants to purchase up to 140,925 shares of common stock at an exercise price of $0.60 per share in exchange for $20.0 million.

        On January 18, 2001, we also entered into an Exchange Agreement with BET and Brookwood, under which we issued an aggregate of 16,398.33 shares of Series F preferred stock and warrants to purchase 108,406 shares of common stock at an exercise price of $0.60 per share to BET and Brookwood in exchange for all of the shares of Series D preferred stock and warrants that we had issued to them in August 2000.

        On March 29, 2001, we entered into a Second Series F Preferred Stock and Warrant Agreement with Halpern Denny, under which we issued 5,000 shares of Series F preferred stock and five-year warrants to purchase 35,321 shares of common stock at an exercise price of $0.60 per share in exchange for $5.0 million. The aggregate net proceeds of those financings of approximately $23.7 million were used to purchase Einstein bonds and pay related costs.

        On June 7, 2001, we issued to Halpern Denny an additional 4,000 shares of Series F preferred stock and five-year warrants to purchase 56,220 shares of common stock at an exercise price of $0.60 per share in exchange for $4.0 million.

        On June 19, 2001, we entered into the Third Series F Preferred Stock and Warrant Purchase Agreement with Special Situations, Halpern Denny and Greenlight, under which we issued an aggregate of 21,000 shares of Series F preferred stock and five-year warrants to purchase 295,156 shares of common stock at an exercise price of $0.60 per share in exchange for $21.0 million. The aggregate net proceeds of those financings of approximately $22.7 million were used to fund a portion of the purchase price of the Einstein Bros. acquisition.

        The agreements under which the Series F preferred stock and warrants were issued required us to issue warrants semi-annually to the holders of our Series F preferred stock until such Series F preferred stock has been redeemed. In addition, certain of the warrants that were issued under the Series F preferred stock and warrant agreements were entitled to anti-dilution protection to the extent that additional warrants related to the increasing rate notes were issued. As a result, we issued 85,867 additional warrants to each BET and Brookwood and 19,339, 307,394, and 48,335 additional warrants to Special Situations, Halpern Denny and Greenlight, respectively.

        Effective March 18, 2003, Halpern Denny purchased the Series F preferred stock and warrants held by Special Situations. Effective June 6, 2003, Greenlight purchased the Series F preferred stock of BET and Brookwood. In the equity recapitalization, Halpern Denny transferred to us all shares of Series F preferred stock, all shares of common stock and all warrants to purchase shares of common stock then owned by Halpern Denny, and we issued 57,000 shares of Series Z preferred stock to Halpern Denny. Also in the equity recapitalization, the Series F preferred stock held by Greenlight was converted into shares of our common stock.

        Under the amended and restated registration rights agreement dated June 19, 2001, by and among Halpern Denny, BET, Brookwood, Greenlight, Special Situations and us, we granted piggyback registration rights to each of Halpern Denny, BET, Brookwood, Greenlight and Special Situations with respect to the common stock issuable upon exercise of their warrants. Greenlight has requested that we register the shares of common stock issuable upon exercise of their warrants in connection with the registration of the shares of common stock issuable upon exercise of the warrants issued to the holders of the increasing rate notes.

Warrants issued to Greenlight

        On January 17, 2001, we entered into a Bond Purchase Agreement with Greenlight, under which Greenlight formed a limited liability company, GNW, and contributed $10.0 million for the purchase of Einstein bonds. We provided Greenlight with a secure interest in GNW's investment in the Einstein bonds, and a right of repayment of the investment within two years with a guaranteed accretion of 15% per year (increasing to 17% on January 17, 2002 and by an additional 2% each six months thereafter).

In connection with the Bond Purchase Agreement, we issued Greenlight five-year warrants to purchase an aggregate of 70,462 shares of common stock at $0.60 per share.

        On June 19, 2001, GNW, Greenlight and we entered into a letter agreement. Under the terms of the letter agreement, Greenlight consented to the pledge by us, as manager of GNW, of the Einstein bonds to Jefferies & Co. to secure the bridge loan. We were required to apply all of the proceeds related to the Einstein bonds to the repayment of the bridge loan. To the extent that there were net proceeds from the Einstein bonds after payment of the bridge loan in full, the excess would be payable to Greenlight. If the excess payment, if any, was less than the original investment by Greenlight, we were required to issue additional shares of our Series F preferred stock and warrants. As a result of the deficiency of the proceeds from the settlement of the Einstein bonds, we issued Greenlight an additional 119,871 warrants to purchase our common stock exercisable at $1.00 per share.

        Under the registration rights agreement dated January 17, 2001, by and among Greenlight and us, we granted piggyback registration rights to Greenlight with respect to the common stock issuable upon exercise of the Greenlight warrants. Greenlight has requested that we register the shares of common stock issuable upon exercise of the Greenlight warrants in connection with the registration of the shares of common stock issuable upon exercise of the warrants issued to the holders of the increasing rate notes.

Selling Stockholders

        The following table sets forth:

  •
  the names of the selling stockholders;

  •
  the number of shares of common stock owned by each of the selling stockholders;

  •
  the percentage of the class of common stock owned by each of the selling stockholders; and

  •
  the number of shares of common stock being offered by the selling stockholders in this prospectus.

        This table is based on information furnished to us by or on behalf of the selling stockholders.

        As of May 3, 2005, there were 9,848,713 shares of common stock outstanding.

				Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Before the Offering
Selling Stockholder			Shares Being Registered
				Number	Percentage
Basil	111		111	—	*
BET Associates LP	10,814		10,814	—	*
Bruce E & Robbi S Toll Foundation	3,207		3,207	—	*
Bruce E Toll	932		932	—	*
Bruce E Toll Family Trust	447		447	—	*
Credit Suisse Institutional High Yield Fund	172		172	—	*
Credit Suisse Asset Management—Australia High Yield Fund	72		72	—	*
Credit Suisse Bond Fund—High Yield US	95		95	—	*
Credit Suisse First Boston Employment Pension	85		85	—	*
Credit Suisse High Yield Bond Fund	329		329	—	*
CS Anlagestiftung High Yield Bond	47		47	—	*
Farallon Capital and its affiliated parties	281,893	(1)	280,149	1,744	*
General Retirement System of Detroit	175		175	—	*
Greenlight Capital, LLC and its affiliated parties	10,041,508	(2)	493,541	9,547,967	97%

GSC Partners	1,731		1,731	—	*
Highland Capital Mgmt—Prospect Street High Income	2,922		2,922	—	*
Highland Capital Management I	1,256		1,256	—	*
Highland Capital Management LP	3,636		3,636	—	*
Houston Police Officers Pension System	95		95	—	*
ING Prime Rate Trust	3,231		3,231	—	*
ING Senior Income Fund	1,616		1,616	—	*
LAM Financial Holdings LTD	12,830		12,830	—	*
Multi Style—Multi—Manager Funds PLC	174		174	—	*
Nabisco Foods	36		36	—	*
Northwestern University	57		57	—	*
Omaha Public School Employee Retirement	63		63	—	*
Policeman & Fireman Retirement System—Detroit	175		175	—	*
Public School Retirement System—City of St. Louis, Missouri	73		73	—	*
Redwood Master Fund	2,424		2,424	—	*
RJ Reynolds DB Trust	72		72	—	*
Royal Bank of Canada	3,231		3,231	—	*
Scotts Cove Special Credits Fund I LP	720		720	—	*
Scotts Cove Special Master Fund	5,588		5,588	—	*
United Parcel Service Retirement Plans	78		78	—	*
Unclaimed holder	202	(3)	202	—	*
Nominees for underlying beneficial owners	127,485	(4)	127,485	—	*

TOTALS	10,507,583		957,872	9,549,711

*
Less than 1%.

(1)
Based upon an amendment to a Schedule 13D filed with the SEC dated October 9, 2003. Includes 158,655 shares of common stock that may be purchased upon exercise of presently exercisable warrants. Does not include certain additional warrants issuable after August 15, 2002. The Schedule 13D was filed by Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P., Farallon Capital Management, L.L.C., Farallon Partners, L.L.C., David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly. The Management Company, the General Partner and each of their individual managing members disclaims any beneficial ownership of such securities. All of the above-mentioned entities and person disclaim group attribution.

(2)
Based on an amendment to a Schedule 13D filed with the SEC on October 14, 2003. The Schedule 13D was filed on behalf of Greenlight Capital, L.L.C., Greenlight Capital, L.P., of which Greenlight Capital, L.L.C. is the general partner, Greenlight Capital Offshore, Ltd., for whom Greenlight Capital, L.L.C. acts as investment advisor, Greenlight Capital Qualified, L.P., of which Greenlight Capital, L.L.C. is the general partner, and David Einhorn, the principal of Greenlight Capital, L.L.C. Includes 493,682 shares of common stock that may be purchased upon the exercise of warrants.

(3)
Represents shares underlying warrants issuable under the anti-dilution provisions of the increasing rate notes. These shares are being held in escrow as the holders have not provided delivery instructions and their identities are unknown to us.

(4)
Nominee for underlying beneficial owners holding shares in "street name." Before any such underlying beneficial owner sells any of its shares covered by this prospectus, we will file an amendment to this registration statement amending the list of selling stockholders to identify the underlying beneficial owner as a selling stockholder under this prospectus.

PLAN OF DISTRIBUTION

        We are registering the shares covered by this prospectus on behalf of the selling stockholders. All costs, fees and expenses in connection with the registration of the shares will be borne by us. The shares may be sold or distributed from time to time by the selling stockholders, or by pledges, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledges) or through brokers, dealers or underwriters who may act solely as agents or who may acquire the shares as principals, at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices, which may be changed. If the shares are sold through brokers, dealers or underwriters, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions.

        The sale of the shares may be effected in one or more of the following methods or in any combination of such methods:

  •
  on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  to broker-dealers acting as principals;

  •
  to broker-dealers acting as agents;

  •
  in underwritten offerings;

  •
  in block trades;

  •
  in exchange distributions;

  •
  in agency placements; or

  •
  in brokerage transactions.

        In addition, any shares that qualify for resale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A of the Securities Act rather than under this prospectus.

        In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of the shares, short and deliver the shares to close out such short positions, or loan or pledge the shares to broker-dealers that in turn may see such securities. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which may be resold thereafter under this prospectus if the shares are delivered by the selling stockholders. However, if the shares are to be delivered by the selling stockholder's successors in interest, unless permitted by law, we must distribute a prospectus supplement and/or file an amendment to this registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the successors in interest as selling stockholders under this prospectus. Each selling stockholder may not satisfy its obligations in connection with short sale or hedging transactions entered into before the effective date of the registration statement of which this prospectus is a part by delivering securities registered under such registration statement.

        The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares and, if the selling stockholders default in the performance of their secured obligation, the pledges or secured parties may offer and sell the shares from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the selling stockholders, in order for the shares to be sold under cover of this registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee, secured party or other successors in interest as selling stockholders under this prospectus.

        Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchases of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        The selling stockholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangement between any selling stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares. If required under the Securities Act, the number of shares being offered and the terms of the offering, the names of any agents, brokers, dealer or underwriters and any commission with respect to a particular offer will be set forth in a prospectus supplement.

        The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.

        We cannot assure you that the selling stockholders will sell any or all of the shares offered by them under this prospectus.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 15,000,000 shares of common stock, $0.001 par value, and 2,000,000 shares of preferred stock, $0.001 par value, of which 57,000 shares have been designated Series Z preferred stock. As of November 2, 2005, 9,868,623 shares of common stock and 57,000 shares of Series Z preferred stock were outstanding. The outstanding shares of common stock and preferred stock have been duly authorized and are fully paid and non-assessable.

Common Stock

        The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors from funds legally available therefor, subject to the dividend preferences of the preferred stock, if any. Upon our liquidation or dissolution, the holders of common stock are entitled to share ratably in all assets available for distribution after payment of liabilities and liquidation preferences of the preferred stock, if any. Holders of common stock have no preemptive rights, no cumulative voting rights and no rights to convert their common stock into any other securities. Any action taken by holders of common stock must be taken at an annual or special meeting or by written consent of the holders of 80% of our capital stock entitled to vote on such action.

Preferred Stock

        Under our certificate of incorporation, our board of directors is authorized (subject to any limitations prescribed by law, our certificate of incorporation and the rules of any stock exchange on which our common stock may then be listed) to issue preferred stock from time to time in one or more series, which preferred stock will have such designations, preferences, rights, qualifications, limitations and restrictions as may be determined by the board of directors. The issuance of any additional shares of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have an adverse effect on the holders of our common stock, depending upon the rights of such preferred stock, by delaying or preventing a change in control, making removal of present management more difficult or resulting in restrictions upon the payment of dividends or other distributions to holders of common stock.

Series Z Preferred Stock

        Our board of directors authorized a series of preferred stock, which was designated Series Z preferred stock. Set forth below is a summary of the material terms of the Series Z preferred stock.

        Dividends.    The Series Z preferred stock is not entitled to receive any dividends except as provided in "—Redemption" below.

        Liquidation Preference.    In the event of our liquidation or winding up, the holders of the Series Z preferred stock will be entitled to receive, on a pro rata basis, such amount, paid before and in preference to any distribution of any of our assets or surplus funds to the holders of the common stock or any other class of stock, an amount equal to $1,000 per share of Series Z preferred stock then outstanding (which will be adjusted for any stock dividends, combinations or splits with respect to such shares) plus any accrued but unpaid dividends.

        Redemption.    All outstanding shares of Series Z preferred stock will be redeemed (subject to the legal availability of funds therefor) in whole on the earlier of June 30, 2009 or the effective time of any merger or any change of control (each as defined below), at 100% of the liquidation preference, in each case, payable in cash. In the event all outstanding shares of Series Z preferred stock are not redeemed in accordance with the redemption obligation set forth above, the shares of Series Z preferred stock not so redeemed will, from and after such date, accrue a dividend at a rate per annum of the liquidation preference for such shares equal to 250 basis points higher than the then highest rate paid by us on our funded indebtedness, payable quarterly in cash until the date such shares are ultimately redeemed by New World. Such dividends may accrue to the extent there are not funds legally available to pay such dividends and, in such event, the redemption price will be increased by the amount of such accrued and unpaid dividends.

        A "merger" means a consolidation or merger of us or any of our direct or indirect subsidiaries with or into any other entity, other than a merger:

  •
  in which we are the surviving company;

  •
  which will not result in more than 50% of our capital stock being owned of record or beneficially by persons other than the holders of such capital stock immediately before the merger; and

  •
  in which each share of Series Z preferred stock outstanding immediately before the merger will be an identical outstanding share of our Series Z preferred stock after the merger.

        A "change of control" means any transaction or event occurring on or after the date hereof as a direct or indirect result of which:

  •
  any person or any group (other than as permitted by the certificate of designation):

  •
  beneficially owns (directly or indirectly) in the aggregate equity interests of New World having 50% or more of the aggregate voting power of all equity interests of New World at the time outstanding; or

  •
  has the right or power to appoint a majority of our board of directors;

  •
  during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors, together with any new directors:

  •
  whose election by such board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved; and

  •
  appointed to our board of directors within eighteen months after the date hereof cease for any reason to constitute at least a majority of our board of directors then in office;

  •
  any event or circumstance constituting a "change of control" under any documentation evidencing or governing any indebtedness of New World in a principal amount in excess of $10.0 million occurs which results in our obligation to prepay (by acceleration or otherwise), purchase, offer to purchase, redeem or defease all or a portion of such indebtedness; or

  •
  involves the sale of all or substantially all of our assets or the assets of our subsidiaries.

        Protective Provisions.    For so long as any shares of Series Z preferred stock remain outstanding, we may not, and may not permit any of our direct or indirect subsidiaries, in each case, without the vote or written consent by the holders of the Series Z preferred stock (such consent, in the case of the second bulleted paragraph below only, not to be unreasonably withheld):

  •
  amend, alter or repeal any provision of, or add any provision to, the certificate of designation of the Series Z preferred stock, whether by merger, consolidation or otherwise; provided, however, that no vote or written consent of the holders of the Series Z preferred stock will be required in the event of a merger or change of control that results in the full redemption of the Series Z preferred stock at the redemption price, in cash, at the effective time of such merger or change of control;

  •
  subject to the paragraph above, amend, alter or repeal any provision of, or add any provision to, our certificate of incorporation or by-laws, whether by merger, consolidation or otherwise, except as may be required to authorize a certificate of designation for junior stock or to increase the authorized amount of any junior stock, including junior stock issued to management or employees under equity incentive plans; provided, however, that no vote or written consent of the holders of the Series Z preferred stock will be required in the event of a merger or change of control that results in the redemption of the Series Z preferred stock at the redemption price, in cash, at the effective time of such merger or change of control;

  •
  authorize or issue shares of any class of stock having any preference or priority as to dividends, assets or payments in liquidation superior to or on a parity with the Series Z preferred stock, including, without limitation, the Series Z preferred stock, whether by merger, consolidation or otherwise; provided, however, that no vote or written consent of the holders of the Series Z preferred stock will be required in the event of a merger or change of control that results in the full redemption of the Series Z preferred stock at the redemption price, in cash, at the effective time of the merger or change of control;

  •
  take any action that results in New World or any direct or indirect subsidiary or subsidiaries of New World incurring or assuming indebtedness (including the guaranty of any indebtedness) in excess of the greater of $185 million or 3.75 times EBITDA for the trailing 12-month period before such date;

  •
  consummate any merger or change of control that does not result in the redemption of the Series Z preferred stock at the redemption price, payable in cash, at the effective time of the merger or change of control transaction;

  •
  make any restricted payment in violation of the restricted payments covenant in the indenture (as in effect or the initial execution date of the indenture); or

  •
  enter into any agreement to do any of the foregoing items.

        Voting Rights.    The holders of Series Z preferred stock, except as otherwise required under the laws of the State of Delaware or as set forth herein, are not entitled or permitted to vote on any matter required or permitted to be voted upon by our stockholders.

Series A Junior Participating Preferred Stock

        On June 7, 1999, our board of directors authorized the issuance of a Series A junior participating preferred stock in the amount of 700,000 shares. This authorization was made in accordance with the Stockholders' Rights Plan discussed below. There are currently no issued shares.

Stockholders' Rights Plan

        On June 7, 1999, our board of directors declared a dividend distribution of one right on each outstanding share of common stock, as well as on each share later issued. Each right will allow stockholders to buy one one-hundredth of a share of Series A junior participating preferred stock at an exercise price of $10.00. The rights become exercisable if an individual or group acquires 15% or more of common stock, or if an individual or group announces a tender offer for 15% or more of common stock. Our board can redeem the rights at $0.001 per right at any time before any person acquires 15% or more of the outstanding common stock. In the event an individual acquires 15% or more of our outstanding common stock, each right will entitle its holder to purchase, at the right's exercise price, one one-hundredth of a share of Series A junior participating preferred stock, which is convertible into common stock at one-half of the then value of the common stock, or to purchase such common stock directly if there are a sufficient number of shares of common stock authorized. Our board has the ability to exclude any acquiring person from the provision of the stockholders rights plan, resulting in such acquiring person's purchase of our common stock not triggering the plan. Rights held by the acquiring person are void and will not be exercisable to purchase shares at the bargain purchase price. If we are acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the right's exercise price.

Warrants

        As of November 2, 2005, we had 936,410 warrants outstanding, all of which were exercisable. These warrants have exercise prices ranging from $0.60—$663.00 per share, of which 933,868 are exercisable at $1.00 or less per share, have terms ranging from three to ten years and are subject to the provisions under certain registration rights agreements. Such warrants were issued in connection with financings and certain other services.

Termination of Stockholders Agreement

        Upon the closing of the equity recapitalization, we, Halpern Denny and Greenlight caused the stockholders agreement to be terminated.

LEGAL MATTERS

        Certain legal matters in connection with this offering will be passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado.

EXPERTS

        Our consolidated financial statements as of December 28, 2004, December 30, 2003 and December 31, 2002, and for each of the three years in the period ended December 28, 2004 included in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 to register the shares offered by the selling stockholders. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. You may also obtain information about us at our site on the Internet's World Wide Web located at http://www.nwrgi.com. Information on these web sites is not incorporated by reference into this prospectus.

        You may request a copy of those filings, at no cost, by writing or telephoning us at the following:

New World Restaurant Group, Inc.
1687 Cole Boulevard
Golden, Colorado 80401
Attn: Secretary
Telephone: (303) 568-8000

 NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 27, 2005 AND DECEMBER 28, 2004

(in thousands, except share information)

(unaudited)

	September 27, 2005	December 28, 2004
ASSETS
Current assets:
Cash and cash equivalents	$6,827	$9,752
Restricted cash	789	1,269
Franchise and other receivables, net of allowance of $1,098 and $2,475	6,263	7,123
Inventories	5,205	4,941
Prepaid expenses and other current assets	2,500	1,643

Total current assets	21,584	24,728
Restricted cash long-term	901	2,526
Property, plant and equipment, net	33,685	41,855
Trademarks and other intangibles, net	69,825	77,219
Goodwill	4,875	4,875
Debt issuance costs and other assets	5,766	7,253

Total assets	$136,636	$158,456

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$7,134	$8,243
Accrued expenses	28,460	34,836
Short term debt and current portion of long-term debt	280	295
Current portion of obligations under capital leases	16	16

Total current liabilities	35,890	43,390
Senior notes and other long-term debt	160,840	160,840
Obligations under capital leases	18	31
Other liabilities	8,593	9,678
Mandatorily redeemable, Series Z Preferred Stock, $.001 par value, $1,000 per share liquidation value; 2,000,000 shares authorized; 57,000 shares issued and outstanding	57,000	57,000

Total liabilities	262,341	270,939

Commitments and contingencies
Stockholders' deficit:
Common stock, $.001 par value; 15,000,000 shares authorized; 9,868,623 and 9,848,713 shares issued and outstanding	10	10
Additional paid-in capital	175,818	175,797
Unamortized stock compensation	(85)	(137)
Accumulated deficit	(301,448)	(288,153)

Total stockholders' deficit	(125,705)	(112,483)

Total liabilities and stockholders' deficit	$136,636	$158,456

The accompanying notes are an integral part of these consolidated financial statements.

 NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THIRD QUARTER AND YEAR TO DATE PERIODS ENDED SEPTEMBER 27, 2005 AND SEPTEMBER 28, 2004

(in thousands, except earnings per share and related share information)

(unaudited)

	Third quarter ended:		Year to date ended:
	Sept 27, 2005	Sept 28, 2004	Sept 27, 2005	Sept 28, 2004
Revenues:
Retail sales	$87,937	$84,763	$265,912	$256,982
Manufacturing revenues	5,270	4,913	14,905	15,270
Franchise and license related revenues	1,575	1,503	4,373	4,287

Total revenues	94,782	91,179	285,190	276,539
Cost of sales:
Retail costs	73,941	70,315	219,141	213,805
Manufacturing costs	4,980	4,603	13,880	13,623

Total cost of sales	78,921	74,918	233,021	227,428

Gross profit	15,861	16,261	52,169	49,111
Operating expenses:
General and administrative expenses	8,868	8,442	26,857	25,260
Depreciation and amortization	5,798	7,005	19,583	20,882
Loss (gain) on sale, disposal or abandonment of assets, net	104	(70)	269	1,395
Charges (adjustments) of integration and reorganization cost	1	(44)	6	(843)
Impairment charges and other related costs	205	402	1,484	402

Income from operations	885	526	3,970	2,015
Other expense (income):
Interest expense, net	5,805	5,723	17,497	17,426
Other	(106)	(98)	(232)	(197)

Loss before income taxes	(4,814)	(5,099)	(13,295)	(15,214)
Provision (benefit) for state income taxes	—	(147)	—	92

Net loss	$(4,814)	$(4,952)	$(13,295)	$(15,306)

Net loss per common share—Basic and Diluted	$(0.49)	$(0.50)	$(1.35)	$(1.56)

Weighted average number of common shares outstanding:
Basic and Diluted	9,868,623	9,842,385	9,859,407	9,842,169

The accompanying notes are an integral part of these consolidated financial statements.

 NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR TO DATE PERIODS ENDED SEPTEMBER 27, 2005 AND SEPTEMBER 28, 2004

(in thousands)

(unaudited)

	Sept 27, 2005	Sept 28, 2004
OPERATING ACTIVITIES:
Net loss	$(13,295)	$(15,306)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	19,583	20,882
Stock based compensation expense	52	51
Loss, net of gains, on disposal of assets	269	1,395
Impairment charges and other related costs	1,484	402
Charges (adjustments) of integration and reorganization costs	6	(843)
Provision for (reduction of) losses on accounts receivable, net	(78)	266
Amortization of debt issuance and debt discount costs	1,386	1,387
Changes in operating assets and liabilities:
Franchise and other receivables	938	(796)
Cash overdraft	—	1,978
Accounts payable and accrued expenses	(7,587)	(10,279)
Other assets and liabilities	3	445

Net cash provided by (used in) operating activities	2,761	(418)
INVESTING ACTIVITIES:
Purchase of property and equipment	(5,775)	(5,605)
Proceeds from the sale of equipment	97	134

Net cash used in investing activities	(5,678)	(5,471)
FINANCING ACTIVITIES:
Proceeds from line of credit	5,445	15,745
Repayments of line of credit	(5,460)	(16,745)
Repayment of other borrowings	(14)	(825)
Proceeds upon warrant exercise	21	1

Net cash used in financing activities	(8)	(1,824)
Net decrease in cash and cash equivalents	(2,925)	(7,713)
Cash and cash equivalents, beginning of period	9,752	9,575

Cash and cash equivalents, end of period	$6,827	$1,862

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$21,411	$20,958

Cash paid for income taxes	$—	$572

The accompanying notes are an integral part of these consolidated financial statements.

 NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEAR TO DATE PERIOD ENDED SEPTEMBER 27, 2005

(in thousands, except share information)

(unaudited)

	Common Stock
			Additional Paid In Capital	Unamortized Stock Compensation	Accumulated Deficit Amount
	Shares	Amount				Total
Balance, December 28, 2004	9,848,713	$10	$175,797	$(137)	$(288,153)	$(112,483)
Net loss	—	—	—	—	(13,295)	(13,295)
Common stock issued upon exercise of warrants	19,910	—	21	—	—	21
Amortization of stock compensation expense	—	—	—	52	—	52

Balance, September 27, 2005	9,868,623	$10	$175,818	$(85)	$(301,448)	$(125,705)

The accompanying notes are an integral part of these consolidated financial statements.

 NEW WORLD RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Unaudited)

Third Quarter and Year to Date Periods Ended September 27, 2005 and September 28, 2004

1.     Basis of Presentation

        The accompanying consolidated financial statements of New World Restaurant Group, Inc. and its wholly-owned subsidiaries (collectively, "the Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). As of September 27, 2005, the Company owns, franchises or licenses various restaurant concepts under the brand names of Einstein Bros. Bagels ("Einstein Bros."), Einstein Bros. Café, Noah's New York Bagels ("Noah's"), Manhattan Bagel Company ("Manhattan"), Chesapeake Bagel Bakery ("Chesapeake") and New World Coffee ("New World"). Our business is subject to seasonal trends. Generally, our revenues in the first fiscal quarter are somewhat lower than in the other three fiscal quarters.

        The accompanying consolidated financial statements as of September 27, 2005 and for the third quarter and year to date periods ended September 27, 2005 and September 28, 2004 have been prepared without audit. The balance sheet information as of December 28, 2004 has been derived from our audited financial statements. The information furnished herein reflects all adjustments (consisting only of normal recurring accruals and adjustments), which are, in our opinion, necessary to fairly state the interim operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the United States have been omitted pursuant to SEC rules and regulations. The notes to the consolidated financial statements (unaudited) should be read in conjunction with the notes to the consolidated financial statements contained in our annual report on Form 10-K for the fiscal year ended December 28, 2004. We believe that the disclosures are sufficient for interim financial reporting purposes.

        Certain reclassifications have been made to conform previously reported data to the current presentation. These reclassifications have no effect on our net loss or financial position as previously reported.

        During the third quarter ended September 27, 2005, we corrected an overstatement of depreciation expense of approximately $0.6 million related to the first and second quarters in fiscal 2005. Amounts in the year to date period ended September 27, 2005 are properly reflected.

2.     Stock Based Compensation

        We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our fixed award stock options to our employees. As such, compensation expense is recorded only if the current market price of the underlying common stock exceeded the exercise price of the option on the date of grant. We apply the fair value-basis of accounting as prescribed by Statements of Financial Accounting Standard (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) in accounting for our fixed award stock options to our consultants. Under SFAS No. 123, compensation expense is recognized based on the fair value of stock options granted.

        Had compensation cost for stock options granted to employees been determined on the basis of fair value using the following assumptions, net loss and loss per share would have been increased to the following pro forma amounts (in thousands of dollars, except per share amounts):

	Third quarter ended:		Year to date ended:
	Sept 27, 2005	Sept 28, 2004	Sept 27, 2005	Sept 28, 2004
Net loss, as reported	$(4,814)	$(4,952)	$(13,295)	$(15,306)
Deduct: fair value based compensation expense	(199)	(183)	(538)	(628)

Pro forma net loss	(5,013)	(5,135)	(13,833)	(15,934)

Basic and diluted loss per common share:
As reported	$(0.49)	$(0.50)	$(1.35)	$(1.56)

Pro forma	$(0.51)	$(0.52)	$(1.40)	$(1.62)

Assumptions:
Expected life of options from date of grant	—	—	4.0 years	4.0 years
Risk-free interest rate	—	—	3.6 - 3.9%	3.1%
Volatility	—	—	100.0%	100.0%
Assumed dividend yield	—	—	0.0%	0.0%

        There were no stock options granted during third quarters ended 2005 and 2004.

        Based on options granted and various assumptions used to calculate stock based compensation expense as of September 27, 2005, we believe that the adoption of SFAS No. 123 (revised 2004) will result in an increase in expense of approximately $0.4 million and $0.1 million during fiscal 2006 and 2007, respectively. If actual events differ from our assumptions used to calculate the expense or if we grant additional options, our financial results could be impacted.

3.     Goodwill, Trademarks and Other Intangibles

        Intangible assets include both goodwill and identifiable intangibles arising from the allocation of the purchase prices of assets acquired. Goodwill represents the excess of cost over fair value of net assets acquired in the acquisition of Manhattan. Other intangibles consist mainly of trademarks, trade secrets and patents.

        Goodwill and other intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142, "Goodwill and Other Intangible Assets" requires a two-step approach for testing impairment. First, the estimated fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, then the second step of the impairment test is performed; the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying amount over its fair value. Intangible assets not subject to amortization consist primarily of the Einstein Bros. and Manhattan trademarks.

        Intangible assets with lives restricted by contractual, legal or other means are amortized over their useful lives and consist primarily of patents used in our manufacturing process. Amortization expense is calculated using the straight-line method over the estimated useful lives of approximately 5 years. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Intangible assets subject to amortization consist of the Chesapeake trademarks.

        During the second quarter ended 2004, we began an evaluation of whether each of our brands should be a part of our overall strategic business plan. As a result of this evaluation, we determined that the Chesapeake brand did not fit within our long-term business model. Accordingly, we performed an interim impairment analysis and determined that no impairment existed. We also performed a longevity analysis and determined that the brand had an estimated useful life of four years. The trademarks were previously treated as a non-amortizing intangible and were reclassified to an amortizing intangible at June 29, 2004. During the second quarter ended 2005, we re-visited the long term strategic fit of Chesapeake utilizing the recommendations of a third party consultant previously engaged to present viable alternatives for the brand. Based upon the consultant's recommendations, we began forming an exit strategy that we believed could be completed within one year. Because there had been a change in circumstances, it was necessary to review the asset for impairment. The analysis indicated that the carrying amount of the Chesapeake trademarks was greater than its fair value and accordingly we recorded an impairment charge of $1.2 million during the quarter ended June 28, 2005. Currently, we are working with our remaining franchisees on an exit strategy that we anticipate completing by the end of fiscal year 2005. We also continue to review the carrying amount of the assets in relation to their fair value. For the year to date period ended September 27, 2005, we have recorded impairment charges of approximately $1.3 million related to the Chesapeake trademarks.

        Trademarks and other intangibles consist of the following (in thousands of dollars):

	September 27, 2005	December 28, 2004
Amortizing intangibles:
Trade secrets	$5,385	$5,385
Trademarks	743	2,062
Patents-manufacturing process	33,741	33,741

	39,869	41,188
Less accumulated amortization:
Trade secrets	4,563	3,770
Trademarks	703	387
Patents-manufacturing process	28,584	23,618

	33,850	27,775

Total amortizing intangibles, net	$6,019	$13,413

Non-amortizing intangibles:
Trademarks	63,806	63,806

Total trademarks and other intangibles, net	$69,825	$77,219

4.     Debt

        Debt consists of the following (in thousands of dollars):

	September 27, 2005	December 28, 2004
$160 Million Notes	$160,000	$160,000
AmSouth Revolver	—	15
New Jersey Economic Development Authority Note Payable	1,120	1,120

	161,120	161,135
Less current portion of debt	280	295

Long-term debt	$160,840	$160,840

$160 Million Notes

        On July 8, 2003, we issued $160 million of 13% senior secured notes maturing on July 1, 2008 ("$160 Million Notes").

        The $160 Million Notes are guaranteed, fully and unconditionally, jointly and severally, by us and all present and future subsidiaries of ours and are collateralized by substantially all of our assets in which we have an interest. Pursuant to an Intercreditor Agreement, the $160 Million Notes are subordinate to the AmSouth Revolver as described below.

        The $160 Million Notes contain certain covenants, which, among others, include certain financial covenants such as limitations on capital expenditures and minimum EBITDA as defined in the agreement. The covenants also preclude the declaration and payment of dividends or other distributions to holders of our common stock. These covenants are measured on a rolling twelve-month period and fiscal quarter basis, respectively. This debt contains usual and customary default provisions. As of September 27, 2005, we were in compliance with all our financial and operating covenants.

        Interest payments under the $160 Million Notes are payable in arrears at the rate of 13% per year on July 1 and January 1, commencing January 1, 2004. The notes are redeemable, at our option, in whole or in part at any time after July 1, 2004 at the following redemption prices (as expressed in percentages of the principal amount):

Commencing on July 1,	Percentage
2005	103.0%
2006	102.0%
2007	101.0%
2008 and thereafter	100.0%

        Debt issuance costs are capitalized and amortized using the effective interest method over the term of the $160 Million Notes.

AmSouth Revolver

        On July 8, 2003, we entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank ("AmSouth Revolver"). The AmSouth Revolver was subsequently amended to make technical corrections, clarify ambiguous terms and provide for increased limits with respect to letters of credit. Effective February 11, 2005, the AmSouth Revolver was amended again to increase our letter of credit sub-facility from $5 million to $7.5 million.

        The AmSouth Revolver is collateralized by substantially all of our assets in which we have an interest and is senior to the $160 Million Notes pursuant to an Intercreditor Agreement.

        The AmSouth Revolver contains certain covenants, which, among others, include certain financial covenants such as limitations on capital expenditures, operating lease obligations, minimum EBITDA as defined in the agreement, operating cash flow coverage ratio and minimum net worth. The covenants also preclude the declaration and payment of dividends or other distributions to holders of our common stock. These covenants are measured on a rolling twelve-month period at each fiscal quarter or annually at year-end. Additional covenant restrictions exist if the total borrowings, including outstanding letters of credit exceed $10.0 million. This debt also contains usual and customary default provisions. As of September 27, 2005, we are in compliance with all of our financial and operating covenants.

        Interest payments under the AmSouth Revolver are payable in arrears on the first of each month. The net borrowings under the AmSouth Revolver bear an interest rate equal to the base rate plus an applicable margin with the base rate being the AmSouth Bank "prime rate" and the applicable margin being based on our fixed charge coverage ratio with a minimum and maximum applicable margin of 0.5% and 2.5% respectively. As of September 27, 2005, the prime interest rate under the AmSouth Revolver was 6.75%.

        We are required to pay an unused credit line fee of 0.50% per annum on the average daily unused amount. The unused line fee is payable monthly in arrears. Additionally, we are required to pay a letter of credit fee based on the average daily undrawn face amount for each letter of credit issued, of an applicable margin being based on our fixed charge coverage ratio with a minimum and maximum applicable margin of 2.0% and 4.5% respectively. Letters of credit reduce our availability under the AmSouth Revolver. At September 27, 2005, we had $7.1 million of letters of credit outstanding. The letters of credit expire on various dates during 2006, are automatically renewable for one additional year and are payable upon demand in the event that we fail to pay certain workers compensation claims. Our availability under the AmSouth Revolver was $7.9 million at September 27, 2005.

        Debt issuance costs are capitalized and amortized using the effective interest method over the term of the AmSouth Revolver.

New Jersey Economic Development Authority Note Payable

        In December 1998, Manhattan Bagel Company, Inc. entered into a note payable in the principal amount of $2,800,000 with the New Jersey Economic Development Authority ("NJEDA") at an interest rate of 9% per annum. Principal is paid annually and interest is paid quarterly. The note matures on December 1, 2008 and is secured by the assets of Manhattan Bagel Company, Inc.

        On July 3, 2003, we placed an advanced funding of the note in escrow to enact a debt defeasance as allowed for in the agreement. This advanced funding is shown as restricted cash and the note is included in both current portion and long-term portion of debt in the September 27, 2005 and December 28, 2004 consolidated balance sheets in accordance with the payment terms. This classification will continue until the note is fully paid from the escrow amount proceeds.

5.     Net Loss Per Common Share

        In accordance with SFAS No. 128, "Earnings per Share," we compute basic net loss per common share by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period.

        Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock and potential common stock equivalents outstanding during the period, if dilutive. Potential common stock equivalents include incremental shares of common stock issuable upon the exercise of stock options. The effects of potential common stock equivalents have not been included in the computation of diluted net loss per share as their effect is anti-dilutive.

        The following table summarizes the weighted average number of common shares outstanding, as well as sets forth the computation of basic and diluted net loss per common share for the periods indicated (in thousands of dollars, except share and per share data):

	Third quarter ended:		Year to date ended:
	Sept 27, 2005	Sept 28, 2004	Sept 27, 2005	Sept 28, 2004
Weighted average shares outstanding	9,868,623	9,842,385	9,859,407	9,842,169

Net loss	$(4,814)	$(4,952)	$(13,295)	$(15,306)

Basic and diluted net loss per share	$(0.49)	$(0.50)	$(1.35)	$(1.56)

        Stock options and warrants to purchase an aggregate of 1,841,062 and 1,802,120 shares of common stock were outstanding as of September 27, 2005 and September 28, 2004, respectively. These stock options and warrants were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

6.     Income Taxes

        We record deferred tax assets and liabilities based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted statutory tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. The recorded deferred tax assets are reviewed for impairment on a quarterly basis by reviewing our internal estimates for future net income. If we determine it to be more likely than not that the recovery of the asset is in question in the immediate, foreseeable future, we record a valuation allowance. On September 27, 2005 and December 28, 2004, we recorded a full valuation allowance against our net deferred tax asset. We will continue to record valuation allowances against additional deferred tax assets until such time that it is more likely than not that some portion or all of the deferred tax assets will be realized.

7.     Loss (Gain) on Sale, Disposal or Abandonment of Assets

        During the second quarter ended 2004, we recorded a loss of approximately $1.3 million primarily due to the disposal of menu boards as a result of new product offerings and due to the abandonment of leasehold improvements related to closed restaurants and our administrative facilities located in New Jersey.

8.     Charges (Adjustments) of Integration and Reorganization Cost

        Charges (adjustments) of integration and reorganization cost primarily represents adjustments to previously recorded liabilities associated with the closing and corporate consolidation of our Eatontown facilities during 2002. During April 2004, we reached an agreement with the landlord of our Eatontown facility to settle outstanding litigation. Previously recorded integration and reorganization estimates associated with closing this facility resulted in a benefit of $700,000 during the first quarter ended 2004 as a result of this settlement.

9.     Impairment Charges and Other Related Costs

        In accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, impairment losses are recorded on long-lived assets on a restaurant-by-restaurant basis whenever impairment indicators are determined to be present. We consider a history of cash flow losses to be the primary indicator of potential impairment for individual restaurant locations. We determine whether a restaurant location is impaired based on expected undiscounted future cash flows, considering location, local competition, current store management performance, existing pricing structure and alternatives available for the site. If impairment exists, the amount of impairment is measured as the excess of the carrying amount of the asset over its fair value as determined utilizing the estimated discounted future cash flows or the expected proceeds, net of costs to sell, upon sale of the asset.

        For the year to date period ended September 27, 2005, we recorded approximately $0.1 million in impairment charges related to company-owned stores and approximately $0.1 million in exit costs from the decision to close one restaurant. Additionally, as further explained in Note 3, we recorded approximately $1.3 million in impairment charges related to the Chesapeake trademarks.

10.   Litigation and Contingencies

        We are subject to claims and legal actions in the ordinary course of our business, including claims by our franchisees, licensees and employees or former employees. We do not believe that an adverse outcome in any currently pending or threatened matter would have a material adverse effect on our business, results of operations or financial condition.

        On July 31, 2002, Tristan Goldstein and Valerie Bankhordar, former store managers, filed a putative class action against Einstein and Noah Corp. ("ENC") in the Superior Court for the State of California, County of San Francisco. The plaintiffs alleged that ENC failed to pay overtime wages to managers and assistant managers of its California stores who were improperly designated as exempt employees. In April 2004, we reached an agreement in principle to settle the litigation, subject to final court approval. The final hearing on the fairness of the settlement has been scheduled for January 4, 2006. Amounts representing our estimate to settle this litigation were previously recorded in general and administrative expenses during fiscal 2003 and did not have a material adverse effect on our consolidated financial condition or results of operations.

        On September 14, 2004, Atlantic Mutual Insurance Company brought an action in the Superior Court of New Jersey Law Division: Morris County, against the Company, Anthony Wedo, William Nimmo, Jerold Novack, Ramin Kamfar, Lexington Insurance Company, and XL Specialty Insurance Company seeking declaratory judgment on insurance coverage issues in previously resolved litigation against Novack, our former Chief Financial Officer, and Kamfar, our former Chairman of the Board and Chief Executive Officer. Mr. Kamfar cross-claimed against us, claiming a right to be indemnified and for certain costs and attorneys fees incurred by him. The Company has put National Union, the Company's officers and directors liability insurer for the applicable time period, on notice that the Company believes that Kamfar's advancement and indemnity claims are an insured loss under the Company's policy with National Union. The parties have resolved matters with Mr. Kamfar and have reached an agreement in principle as to the other issues. The resolution of this lawsuit did not have a material effect on our consolidated financial condition or results of operations.

Guarantees

        Prior to 2001, we would occasionally guarantee leases for the benefit of certain of our franchisees. None of the guarantees have been modified since their inception and we have since discontinued this practice. Current franchisees are the primary lessees under the vast majority of these leases. Under the lease guarantees, we may be required by the lessor to make all of the remaining monthly rental payments or property tax and common area maintenance payments if the franchisee does not make the required payments in a timely manner. However, we believe that most, if not all, of the franchised locations could be subleased to third parties minimizing our potential exposure. Additionally, we have indemnification agreements with our franchisees under which the franchisees would be obligated to reimburse us for any amounts paid under such guarantees. Historically, we have not been required to make such payments in significant amounts. We record a liability for our exposure under the guarantees in accordance with SFAS No. 5, "Accounting for Contingencies," following a probability related approach. In the event that trends change in the future, our financial results could be impacted. As of September 27, 2005, we had outstanding guarantees of indebtedness under certain leases of approximately $0.7 million. Approximately $163,000 is reflected in accrued expenses in our consolidated balance sheet at September 27, 2005.

Insurance

        We are insured for losses related to health, general liability and workers' compensation under large deductible policies. The insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is established based on actuarial estimates, is discounted at 10% based upon a discrete analysis of actual claims and historical data and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims differ from our estimates, our financial results could be favorably or unfavorably impacted.

11.   Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) entitled "Share-Based Payment" that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for a) equity instruments of the enterprise or b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. This Statement is to be implemented at the beginning of the next fiscal year that begins after June 15, 2005. Based on options granted and various assumptions used to calculate stock based compensation expense as of September 27, 2005, we believe that the adoption will result in an increase in expense of approximately $0.4 million and $0.1 million during fiscal 2006 and 2007, respectively. If actual events differ from our assumptions used to calculate the expense or if we grant additional options, our financial results could be impacted.

        We have considered all other recently issued accounting pronouncements and do not believe that the adoption of such pronouncements will have a material impact on our financial statements.

12.   Related Party Transactions

        Greenlight Capital, L.L.C. and its affiliates beneficially own approximately 97 percent of our common stock on a fully diluted basis. As a result, Greenlight has sufficient voting power without the vote of any other stockholders to determine what matters will be submitted for approval by our stockholders, to approve actions by written consent without the approval of any other stockholders, to elect all of our board of directors, and among other things, to determine whether a change in control of our company occurs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
New World Restaurant Group, Inc.

        We have audited the accompanying consolidated balance sheets of New World Restaurant Group, Inc. and Subsidiaries as of December 28, 2004 and December 30, 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 28, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of New World Restaurant Group, Inc. and Subsidiaries as of December 28, 2004 and December 30, 2003, and the results of their operations, and their cash flows for each of the three years in the period ended December 28, 2004, in conformity with accounting principles generally accepted in the United States of America.

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

        As discussed in Note 2, the Company has restated their consolidated financial statements for the years ended December 30, 2003 and December 31, 2002, to record amortization expense on leasehold improvements in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Denver, Colorado
February 21, 2005

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 28, 2004 AND DECEMBER 30, 2003

(in thousands, except share information)

	December 28, 2004	December 30, 2003
		(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$9,752	$9,575
Restricted cash	1,269	1,815
Franchise and other receivables, net of allowance of $2,475 and $3,310	7,123	5,842
Inventories	4,941	4,831
Prepaid expenses and other current assets	1,643	2,650

Total current assets	24,728	24,713
Restricted cash long-term	2,526	3,036
Property and equipment, net	41,855	54,513
Trademarks and other intangibles, net	77,219	85,431
Goodwill	4,875	4,875
Debt issuance costs and other assets	7,253	9,170

Total assets	$158,456	$181,738

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$8,243	$8,189
Accrued expenses	34,836	37,871
Short term debt and current portion of long-term debt	295	2,105
Current portion of obligations under capital leases	16	180

Total current liabilities	43,390	48,345
Senior notes and other long-term debt	160,840	161,120
Obligations under capital leases	31	29
Other liabilities	9,678	10,397
Mandatorily redeemable, Series Z Preferred Stock, $.001 par value, $1,000 per share liquidation value; 2,000,000 shares authorized; 57,000 shares issued and outstanding	57,000	57,000

Total liabilities	270,939	276,891

Stockholders' deficit:
Common stock, $.001 par value; 15,000,000 shares authorized; 9,848,713 and 9,841,828 shares issued and outstanding	10	10
Additional paid-in capital	175,797	175,585
Unamortized stock compensation	(137)	—
Accumulated deficit	(288,153)	(270,748)

Total stockholders' deficit	(112,483)	(95,153)

Total liabilities and stockholders' deficit	$158,456	$181,738

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 28, 2004, DECEMBER 30, 2003 AND DECEMBER 31, 2002

(in thousands, except earnings per share and related share information)

	December 28, 2004	December 30, 2003	December 31, 2002
		(Restated)	(Restated)
Revenues:
Retail sales	$347,786	$356,225	$369,351
Manufacturing revenues	20,122	21,457	23,734
Franchise and license related revenues	5,952	5,624	5,565

Total revenues	373,860	383,306	398,650
Cost of sales:
Retail costs	288,736	297,934	300,013
Manufacturing costs	17,925	19,756	21,493

Total cost of sales	306,661	317,690	321,506

Gross profit	67,199	65,616	77,144
Operating expenses:
General and administrative expenses	32,755	41,794	42,640
Depreciation and amortization	27,848	34,013	35,047
Loss (gain) on sale, disposal or abandonment of assets, net	1,557	(558)	—
Charges (adjustments) of integration and reorganization cost	(869)	2,132	4,194
Impairment charges and other related costs	450	5,292	—

Income (loss) from operations	5,458	(17,057)	(4,737)
Other expense (income):
Interest expense, net	23,196	34,184	42,883
Cumulative change in the fair value of derivatives	—	(993)	(233)
Gain on investment in debt securities	—	(374)	(2,537)
Loss on exchange of Series F Preferred Stock due to Equity Recap	—	23,007	—
Other	(284)	(172)	(322)

Loss before income taxes	(17,454)	(72,709)	(44,528)
Provision (benefit) for state income taxes	(49)	812	366

Net loss	(17,405)	(73,521)	(44,894)
Dividends and accretion on Preferred Stock	—	(14,423)	(27,594)

Net loss available to common stockholders	$(17,405)	$(87,944)	$(72,488)

Net loss per common share—Basic and Diluted	$(1.77)	$(22.71)	$(55.18)

Weighted average number of common shares outstanding:
Basic and Diluted	9,842,414	3,873,284	1,313,760

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 28, 2004, DECEMBER 30, 2003 AND DECEMBER 31, 2002

(in thousands, except share information)

	Common Stock
			Additional Paid In Capital	Unamortized Stock Compensation	Accumulated Deficit Amount
	Shares	Amount				Total
Balance, January 1, 2002 (as restated)	290,376	$—	$80,220	$—	$(110,316)	$(30,096)
Net loss (as restated)	—	—	—	—	(44,894)	(44,894)
Issuance of common stock	557,037	1	116	—	—	117
Issuance of warrants in financing transactions	—	—	6,321	—	—	6,321
Dividends and accretion on preferred stock	—	—	—	—	(27,594)	(27,594)

Balance, December 31, 2002 (as restated)	847,413	$1	$86,657	$—	$(182,804)	$(96,146)

Net loss (as restated)	—	—	—	—	(73,521)	(73,521)
Conversion of Series F to common stock	9,380,843	9	84,704	—	—	84,713
Conversion of common stock and warrants to Series Z	(386,428)	—	(762)	—	—	(762)
Issuance of warrants in financing transactions	—	—	4,986	—	—	4,986
Dividends and accretion on preferred stock	—	—	—	—	(14,423)	(14,423)

Balance, December 30, 2003 (as restated)	9,841,828	$10	$175,585	$—	$(270,748)	$(95,153)

Net loss	—	—	—	—	(17,405)	(17,405)
Stock compensation expense of options granted	—	—	205	(205)	—	—
Amortization of stock compensation expense	—	—	—	68	—	68
Common stock issued upon warrant exercise	6,885	—	7	—	—	7

Balance, December 28, 2004	9,848,713	$10	$175,797	$(137)	$(288,153)	$(112,483)

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 28, 2004, DECEMBER 30, 2003 AND DECEMBER 31, 2002

(in thousands)

	December 28, 2004	December 30, 2003	December 31, 2002
		(Restated)	(Restated)
OPERATING ACTIVITIES:
Net loss	$(17,405)	$(73,521)	$(44,894)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	27,848	34,013	35,047
Stock based compensation expense	68	—	117
Loss, net of gains, on disposal of assets and impairment charges	1,872	4,734
Gain on investment in debt securities	—	(374)	(2,537)
Charges (adjustments) of integration and reorganization costs	(869)	2,132	4,194
Provision for (recovery of) losses on accounts receivable	177	1,815	639
Cumulative change in fair value of derivatives	—	(993)	(233)
Amortization of debt issuance and debt discount costs	1,849	3,138	10,605
Notes issued as paid in kind for interest on Bridge Loan	—	395	3,526
Issuance of standstill and step-up warrants	—	3,132	—
Greenlight interest	—	1,025	1,784
Loss on exchange of Series F Preferred Stock due to Equity Recap	—	23,007	—
Reduction in Bridge Loan due to Equity Recap	—	(500)	—
Changes in operating assets and liabilities:
Franchise and other receivables	(1,458)	(1,688)	3,394
Accounts payable and accrued expenses	(2,112)	8,516	(14,272)
Other assets and liabilities	1,140	(2,816)	(4,040)

Net cash provided by (used in) operating activities	11,110	2,015	(6,670)
INVESTING ACTIVITIES:
Purchase of property and equipment	(9,393)	(6,921)	(5,172)
Proceeds from the sale of equipment	543	558	—
Proceeds from the sale of assets held for sale	—	—	1,397
Proceeds from investment in debt securities	—	374	36,711

Net cash provided by (used in) investing activities	(8,850)	(5,989)	32,936
FINANCING ACTIVITIES:
Proceeds (repayments) of line of credit, net	(985)	(5,000)	6,000
Repayment of notes payable	(1,105)	(1,131)	(37,039)
Proceeds from issuance of $160 Million Indenture	—	160,000	—
Repayment of $140 Million Facility	—	(140,000)	—
Advance funding of NJEDA (restricted cash)	—	(1,684)	—
Debt issuance costs	—	(8,571)	—
Common stock issued upon warrant exercise	7	—	—

Net cash provided by (used in) financing activities	(2,083)	3,614	(31,039)
Net increase (decrease) in cash	177	(360)	(4,773)
Cash and cash equivalents, beginning of period	9,575	9,935	14,708

Cash and cash equivalents, end of period	$9,752	$9,575	$9,935

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(dollars in thousands, except share and per share amounts)

1.     DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

        The consolidated financial statements of New World Restaurant Group, Inc. and its wholly-owned subsidiaries (collectively, the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America. All inter-company accounts and transactions have been eliminated in consolidation. The Company owns, franchises or licenses various restaurant concepts under the brand names of Einstein Bros. Bagels and Einstein Bros. Café (collectively known as Einstein Bros.), Noah's New York Bagels (Noah's), Manhattan Bagel Company (Manhattan), Chesapeake Bagel Bakery (Chesapeake) and New World Coffee (New World).

        We have a 52/53-week fiscal year ending on the Tuesday closest to December 31. Fiscal year 2004, 2003 and 2002 each contained 52 weeks and ended on December 28, 2004, December 30, 2003, and December 31, 2002, respectively.

        Certain reclassifications have been made to conform previously reported data to the current presentation. These reclassifications have no effect on net income or financial position as previously reported.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Restatement of Prior Financial Information

        It has been our longstanding historical accounting policy to amortize our leasehold improvements over a period that included both the noncancelable term of the lease and its option periods (or the useful life of the asset, if shorter). Concurrently, we used the noncancelable lease term in determining whether each of our leases was an operating lease or a capital lease and in calculating our straight-line rent expense. We believed that these accounting treatments were appropriate under generally accepted accounting principles. Furthermore, we believed that these accounting treatments were comparable to the practices of other public companies. However, we have since concluded that we should use the same lease term in amortizing leasehold improvements as we use in determining capital versus operating leases and in calculating straight-line rent expense. Accordingly, we have adopted the following policy: the depreciable lives for our leasehold improvements, which are subject to a lease, will be limited to the lesser of the useful life or the noncancelable lease term. In circumstances where we would incur an economic penalty by not exercising one or more option periods, as contemplated by Statement of Financial Accounting Standards (SFAS) No. 13 "Accounting for Leases," we may include one or more option periods when determining the depreciation period. In either circumstance, our policy requires consistency when calculating the depreciation period, in classifying the lease, and in computing straight-line rent expense.

        As a result of this change, our financial statements have been restated as follows:

	2003
	As reported	Adjustments	Restated
Balance Sheet:
Property and equipment, net	$67,800	$(13,287)	$54,513
Total assets	195,025	(13,287)	181,738
Accumulated deficit	(257,461)	(13,287)	(270,748)
Total stockholders' deficit	(81,866)	(13,287)	(95,153)
Statement of Operations:
Depreciation and amortization	28,200	5,813	34,013
Loss from operations	(11,244)	(5,813)	(17,057)
Loss before income taxes	(66,896)	(5,813)	(72,709)
Net loss	(67,708)	(5,813)	(73,521)
Net loss available to common stockholder	(82,131)	(5,813)	(87,944)
Net loss per common share, basic and diluted	$(21.20)	$(1.51)	$(22.71)
	2002
	As reported	Adjustments	Restated
Balance Sheet:
Property and equipment, net	$81,254	$(7,474)	$73,780
Total assets	210,648	(7,474)	203,174
Accumulated deficit	(175,330)	(7,474)	(182,804)
Total stockholders' deficit	(88,672)	(7,474)	(96,146)
Statement of Operations:
Depreciation and amortization	30,626	4,421	35,047
Loss from operations	(316)	(4,421)	(4,737)
Loss before income taxes	(40,107)	(4,421)	(44,528)
Net loss	(40,473)	(4,421)	(44,894)
Net loss available to common stockholder	(68,067)	(4,421)	(72,488)
Net loss per common share, basic and diluted	$(51.81)	$(3.37)	$(55.18)

        Accumulated deficit at January 1, 2002 as reported was $107,263. The impact of the restatement for fiscal year 2001 was $3,053, which was recorded as an adjustment to opening stockholders' deficit at January 1, 2002. The adjustments had no effect on net cash flows from operating, investing and financing activities, cash position and revenues.

		2002
	2001 Accumulated Deficit	Net Loss	Dividends/ Accretion on Preferred Stock	Net Loss Available to Common Stockholders	Net Loss per Common Share	2002 Accumulated Deficit
As reported	$(107,263)	$(40,473)	$(27,594)	(68,067)	$(51.81)	$(175,330)
Adjustments	(3,053)	(4,421)	—	(4,421)	(3.37)	(7,474)

As restated	$(110,316)	$(44,894)	$(27,594)	(72,488)	$(55.18)	$(182,804)

		2003
	2002 Accumulated Deficit	Net Loss	Dividends/ Accretion on Preferred Stock	Net Loss Available to Common Stockholders	Net Loss per Common Share	2003 Accumulated Deficit
As reported	$(175,330)	$(67,708)	$(14,423)	(82,131)	$(21.20)	$(257,461)
Adjustments	(7,474)	(5,813)	—	(5,813)	(1.51)	(13,287)

As restated	$(182,804)	$(73,521)	$(14,423)	$(87,944)	$(22.71)	$(270,748)

Use of Estimates

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues, costs and expenses during the reporting period. Actual results could differ from the estimates.

Revenue Recognition

        We record revenue from the sale of food and beverage as products are sold. Our manufacturing revenues are recorded at the time of shipment to customers. Initial fees received from a franchisee or licensee to establish a new location are recognized as income when we have performed our obligations required to assist the franchisee or licensee in opening a new location, which is generally at the time the franchisee or licensee commences operations. Continuing royalties, which are a percentage of the net sales of franchised and licensed locations, are accrued as income each month. Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as income when redeemed by the holder.

Property and Equipment

        Property and equipment is recorded at cost. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the asset, which ranges from 3 to 8 years. Leasehold improvements are amortized using the straight-line method. The depreciable lives for our leasehold improvements, which are subject to a lease, are limited to the lesser of the useful life or the noncancelable lease term. In circumstances where we would incur an economic penalty by not exercising one or more option periods, we include one or more option periods when determining the depreciation period. In either circumstance, our policy requires consistency when calculating the depreciation period, in classifying the lease, and in computing straight-line rent expense.

        In accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets," impairment losses are recorded on long-lived assets on a restaurant-by-restaurant basis whenever impairment indicators are determined to be present. We consider a history of cash flow losses to be the primary indicator of potential impairment for individual restaurant locations. We determine whether a restaurant location is impaired based on expected undiscounted future cash flows, considering location, local competition, current store management performance, existing pricing structure and alternatives available for the site. If impairment exists, the amount of impairment is measured as the excess of the carrying amount of the asset over its fair value as determined utilizing the estimated discounted future cash flows or the expected proceeds, net of costs to sell, upon sale of the asset.

        For the year ended December 28, 2004, we recorded $450 in impairment charges for long-lived asset impairments and exit costs from the decision to close two restaurants and to write down the assets of five under-performing restaurants.

Goodwill, Trademarks and Other Intangibles

        Intangible assets include both goodwill and identifiable intangibles arising from the allocation of the purchase prices of assets acquired. Goodwill represents the excess of cost over fair value of net assets acquired in the acquisition of Manhattan. Other intangibles consist mainly of trademarks, trade secrets and patents.

        Goodwill and other intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" requires a two-step approach for testing impairment. First, the estimated fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, then the second step of the impairment test is performed; the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying amount over its fair value. Intangible assets not subject to amortization consist primarily of the Einstein Bros. and Manhattan trademarks.

        Intangible assets with lives restricted by contractual, legal or other means are amortized over their useful lives and consist primarily of patents used in our manufacturing process. Amortization expense is calculated using the straight-line method over the estimated useful lives of approximately 5 years. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

        During fiscal 2004, we began an evaluation of whether each of our brands should be a part of our overall strategic business plan. As a result of this evaluation, we determined that certain brands may no longer fit strategically. Accordingly, we performed an interim impairment analysis and determined that no impairment of these brands existed. We also performed a longevity analysis of certain brands and determined that certain trademarks had an estimated remaining useful life of 4 years. These trademarks were previously treated as a non-amortizing intangible and accordingly, were reclassified as an amortizing intangible at June 29, 2004.

        For the fiscal years ended 2004 and 2003, we engaged an independent valuation expert to assist us in performing our impairment analyses. At December 28, 2004, there was no indication of impairment in our indefinite and definite lived intangible assets. At December 30, 2003, there was an indication that the carrying amounts of our indefinite lived assets exceeded their fair values and accordingly we recorded an impairment charge of $4,878 related to our Manhattan and Chesapeake trademarks. The impairments for both Manhattan and Chesapeake were related to declining cash flows for those brands and our expectation that the trend of lower sales will continue in future years. In addition to the trademark impairment, we also wrote-off the value of previously reacquired Manhattan franchise territory rights of $414.

Self-Insurance

        We are self-insured for certain losses related to health, general liability and workers' compensation. We maintain stop loss coverage with third party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is established based upon analysis of historical data and actuarial estimates, is discounted at 10% and is reviewed on a quarterly basis to ensure that the liability is appropriate. The estimated liability is included in accrued expenses in our consolidated balance sheets.

Guarantees

        We are liable for certain lease assignments and guarantees and we record a liability for our exposure under these lease assignments and guarantees when such exposure is probable and estimable. Current franchisees are the primary lessees under the vast majority of these leases. Under the lease guarantees, we may be required by the lessor to make all of the remaining monthly rental payments or property tax and common area maintenance payments if the franchisee does not make the required payments in a timely manner. However, we believe that most, if not all, of the franchised locations could be subleased to third parties minimizing our potential exposure. Additionally, we have indemnification agreements with our franchisees under which the franchisees would be obligated to reimburse us for any amounts paid under such guarantees. Historically, we have not been required to make such payments in significant amounts. We have recorded a liability where we believe our exposure is probable and estimable. As of December 28, 2004, our total exposure under these contingent liabilities was approximately $2,300. Approximately $425 has been recorded and is included in accrued expenses in our consolidated balance sheets.

        We are also liable for certain debt guarantees we made in connection with our franchisees initial equipment purchases. When we have been required to make significant payments related to the debt guarantees, we have recorded a liability where we believe our exposure is probable and estimable. As of December 28, 2004, our total exposure under these contingent liabilities was approximately $536. Approximately $411 has been recorded and is included in accrued expenses in our consolidated balance sheets.

Fair Value of Financial Instruments

        As of December 28, 2004 and December 28, 2003, our financial instruments consist of cash equivalents, accounts receivable, accounts payable and debt. The fair value of accounts receivable and accounts payable approximate their carrying value, due to their short-term maturities. The fair value of debt and notes payable is estimated to approximate their carrying value by comparing the terms of existing instruments to the terms offered by lenders for similar borrowings with similar credit ratings. The fair value of the $160 Million Notes approximates its carrying value at December 28, 2004 as the notes are traded at par in the market.

        The Mandatorily Redeemable Series Z Preferred Stock (Series Z) is recorded in the accompanying balance sheet at its full face value of $57,000, which represents the total required future cash payment. The current fair value of the Series Z, which was determined by using the useful life of the Series Z and the effective dividend rate from the Certificate of Designation, is estimated to be $28,500 and $24,400 at December 28, 2004 and December 30, 2003, respectively.

Concentrations of Risk

        We purchase a majority of our frozen bagel dough from one supplier who utilizes our proprietary processes, which we are dependent upon in the short-term. Additionally, we purchase all of our cream cheese from a single source. Though to date we have not experienced significant difficulties with our suppliers, our reliance on our suppliers subjects us to a number of risks, including possible delays or interruption in supplies, diminished control over quality and a potential lack of adequate raw material capacity. Any disruption in the supply or degradation in the quality of the materials provided by our suppliers could have a material adverse effect on our business, operating results and financial condition. In addition, such disruptions in supply or degradations in quality could have a long-term detrimental impact on our efforts to develop a strong brand identity and a loyal consumer base.

Advertising Costs

        We expense advertising costs as incurred. Advertising costs were $4,500, $12,900 and $14,000 for the fiscal years ended 2004, 2003 and 2002, respectively, and are included in retail costs of sales in the consolidated statements of operations.

Income Taxes

        We record deferred tax assets and liabilities based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted statutory tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. The recorded deferred tax assets are reviewed for impairment on a quarterly basis by reviewing our internal estimates for future net income. If we determine it to be more likely than not that the recovery of the asset is in question in the immediate, foreseeable future, we record a valuation allowance. On December 28, 2004 and December 30, 2003, we recorded a full valuation allowance against our net deferred tax asset. We will continue to record valuation allowances against additional deferred tax assets until such time that recoverability of such assets is demonstrated.

        The provision (benefit) for income taxes reflected in our consolidated statements of operations represents minimum state taxes payable.

Net Loss per Common Share

        We compute basic net loss per common share by dividing the net loss for the period by the weighted average number of shares of common stock outstanding (which includes shares contingently issuable for little or no consideration) during the period.

        Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock and potential common stock equivalents outstanding during the period, if dilutive. Potential common stock equivalents include incremental shares of common stock issuable upon the exercise of stock options and warrants. The effects of potential common stock equivalents have not been included in the computation of diluted net loss per share as their effect is anti-dilutive.

        The following table summarizes the weighted average number of common shares outstanding, as well as sets forth the computation of basic and diluted net loss per common share for the periods indicated:

	For the years ended:
	December 28, 2004	December 30, 2003	December 31, 2002
		(restated)	(restated)
Weighted average shares outstanding	9,842,414	3,873,284	1,313,760

Net loss available to common stockholders (in thousands of dollars)	$(17,405)	$(87,944)	$(72,488)

Basic and diluted net loss per share	$(1.77)	$(22.71)	$(55.18)

Shares contingently issuable included in the weighted average number of shares of common stock	—	604,298	942,347

Outstanding options and warrants that were not included in the diluted calculation because their effect would be anti-dilutive	1,764,372	1,832,679	102,380

Stock-Based Compensation

        We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our fixed award stock options to our employees. As such, compensation expense is recorded only if the current market price of the underlying common stock exceeded the exercise price of the option on the date of grant. We apply the fair value-basis of accounting as prescribed by Statements of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" in accounting for our fixed award stock options to our consultants. Under SFAS No. 123, compensation expense is recognized based on the fair value of stock options granted. Had compensation cost for stock options granted to employees been determined on the basis of fair value as computed using the assumptions herein, net loss and loss per share would have been increased to the following pro forma amounts:

	For the years ended:
	December 28, 2004	December 30, 2003	December 31, 2002
		(restated)	(restated)
Net loss available to common stockholders, as reported	$(17,405)	$(87,944)	$(72,488)
Deduct: stock based compensation determined under the fair value method, net of related tax effects	(544)	(10)	(196)

Pro forma net loss available to common stockholders	$(17,949)	$(87,954)	$(72,684)

Basic and diluted loss per common share:
As reported	$(1.77)	$(22.71)	$(55.18)

Pro forma	$(1.82)	$(22.71)	$(55.33)

        Compensation cost of options granted for the SFAS No. 123 pro forma amounts disclosed above was estimated using the Black-Scholes option-pricing model with the following assumptions:

	For the years ended:
	December 28, 2004	December 30, 2003	December 31, 2002
Expected life of options from date of grant (in years)	4.00	4.00	4.00
Risk-free interest rate	2.7 - 3.4%	3.0%	3.0%
Volatility	100.0%	100.0%	100.0%
Assumed dividend yield	0.0%	0.0%	0.0%
Weighted average fair value of options granted	$2.21	$2.84	$6.47

Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and amends Paragraph 5 of ARB 43, Chapter 4, by requiring that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed-production overhead be based on the normal capacity of the production facilities. This Statement is effective during fiscal years beginning after June 15, 2005. We do not believe the adoption of this Statement will have a material impact on our financial position and results of operations.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) entitled "Share-Based Payment" that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for a) equity instruments of the enterprise or b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. This Statement is effective as of the first interim or annual reporting period that begins after June 15, 2005. We have not fully completed our evaluation of the impact this Statement will have on our financial position and results of operations. Based on options granted and various assumptions used to calculate stock based compensation expense as of December 28, 2004, we anticipate that the impact of adoption would result in an increase in expenses of approximately $471,000 for fiscal 2005. If actual events differ from our assumptions used to calculate the expense, our financial results could be impacted.

        We have considered all other recently issued accounting pronouncements and do not believe that the adoption of such pronouncements will have a material impact on our financial statements.

3.     RESTRICTED CASH AND CASH EQUIVALENTS

        Restricted cash and cash equivalents consist of the following:

	December 28, 2004	December 30, 2003
Advertising Funds(a)	$851	$667
New Jersey Economic Development Authority(b)	1,307	1,684
Worker's Compensation Insurance Collateral(c)	1,600	2,500
Other	37	—

	3,795	4,851
Less current portion of long-term restricted cash	1,269	1,815

Long-term restricted cash and cash equivalents	$2,526	$3,036

(a)
We act as custodian for certain funds paid by our franchisees that are earmarked as advertising fund contributions.

(b)
On July 3, 2003, we placed in escrow an advanced refunding of the New Jersey Economic Development Authority (NJEDA) note dated December 1, 1998 to enact a debt defeasance as allowed for in the agreement. The NJEDA funds are included in both current portion and long-term portion of restricted cash as of the December 28, 2004 and December 30, 2003 balance sheet dates in accordance with payment terms of the note. We anticipate this classification will continue until the NJEDA note is fully paid from the escrow amount proceeds. The NJEDA note has a maturity date of December 1, 2008. See Note 10 for additional information.

(c)
We also have restricted cash held as collateral for a letter of credit supporting our worker's compensation insurance claims. The insurance company could access this collateral in the event that we do not reimburse them for claims paid on our behalf.

4.     FRANCHISE AND OTHER RECEIVABLES

        The majority of our receivables are due from our franchisees and distributors. Credit is extended based on our evaluation of the customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 7-30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss and payment history, the customer's current ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

        Franchise and other receivables consist of the following:

	December 28, 2004	December 30, 2003
Franchisee and licensee receivables	$3,367	$4,970
Vendor rebates	3,196	2,126
Other	3,035	2,056

	9,598	9,152
Less allowance for doubtful accounts	2,475	3,310

Total receivables	$7,123	$5,842

5.     INVENTORIES

        Inventories, which consist of food, beverage, paper supplies and bagel ingredients, are stated at the lower of cost or market, with cost being determined by the first-in, first-out method. Inventories consist of the following:

	December 28, 2004	December 30, 2003
Finished goods	$4,545	$4,403
Raw materials	396	428

Total inventories	$4,941	$4,831

6.     PROPERTY AND EQUIPMENT

        Property and equipment consists of the following:

	December 28, 2004	December 30, 2003
		(restated)
Leasehold improvements	$49,186	$49,712
Store and manufacturing equipment	61,373	56,963
Furniture and fixtures	1,095	1,588
Office and computer equipment	10,445	9,574

	122,099	117,837
Less accumulated depreciation	80,244	63,324

Property and equipment, net	$41,855	$54,513

        As of December 28, 2004 and December 30, 2003, manufacturing equipment with a net book value of approximately $5,100 and $10,100, respectively, was located at a major supplier's plant.

7.     TRADEMARKS AND OTHER INTANGIBLES

        Trademarks and other intangibles consist of the following as of:

	December 28, 2004	December 30, 2003
Amortizing intangibles:
Trade secrets	$5,385	$5,385
Trademarks	2,062	—
Patents-manufacturing process	33,741	33,741

	41,188	39,126
Less accumulated amortization:
Trade secrets	3,770	2,693
Trademarks	387	—
Patents-manufacturing process	23,618	16,870

	27,775	19,563

Total amortizing intangibles, net	$13,413	$19,563

Non-amortizing intangibles:
Trademarks	63,806	65,868

Total trademarks and other intangibles, net	$77,219	$85,431

        Certain trademarks were previously treated as a non-amortizing intangible and were reclassified as an amortizing intangible at June 29, 2004. See note 2 for additional information.

        Intangible amortization expense totaled approximately $8,200, $7,800 and $7,800 for the fiscal years ended 2004, 2003 and 2002, respectively. The estimated aggregate amortization expense for the following five fiscal years is as follows:

Fiscal year:
2005	$8,340
2006	4,428
2007	516
2008	129
2009	—
Thereafter	—

$13,413

8.     DEBT ISSUANCE COSTS AND OTHER ASSETS

        Debt issuance costs and other assets consist of the following:

	December 28, 2004	December 30, 2003
Security deposits	$1,296	$1,337
Debt issuance costs, net of amortization	5,957	7,802
Other	—	31

Total debt issue costs and other assets	$7,253	$9,170

        Direct costs incurred for the issuance of debt are capitalized and amortized using the effective interest method over the term of the respective debt. In the event that the debt is retired prior to the maturity date, debt issuance costs will be expensed in the period that the debt is retired. The amortization of debt issuance costs is included in interest expense in the consolidated statements of operations. Amortization expense of approximately $1,800, $3,100 and $10,600 was recorded for the fiscal years ended 2004, 2003 and 2002, respectively.

9.     ACCRUED EXPENSES

        Accrued expenses consist of the following:

	December 28, 2004	December 30, 2003
Payroll and related bonuses	$12,450	$11,664
Interest	10,249	10,039
Integration and reorganization	21	4,073
Gift cards	2,476	2,301
Other	9,640	9,794

Total accrued expenses	$34,836	$37,871

10.   SENIOR NOTES AND OTHER LONG-TERM DEBT

        Senior notes and other long-term debt consist of the following:

	December 28, 2004	December 30, 2003
$160 Million Notes	$160,000	$160,000
AmSouth Revolver	15	1,000
Chesapeake Bagel Bakery Note Payable	—	825
New Jersey Economic Development Authority Note Payable	1,120	1,400

	161,135	163,225
Less current portion of debt	295	2,105

Long-term debt	$160,840	$161,120

$160 Million Notes

        On July 8, 2003, we issued $160,000 of 13% senior secured notes maturing on July 1, 2008 ("$160 Million Notes") in a private placement.

        The $160 Million Notes are guaranteed, fully and unconditionally, jointly and severally, by us and all present and future subsidiaries of ours and is collateralized by substantially all of our assets in which we have an interest. Pursuant to an Intercreditor Agreement, the $160 Million Notes are subordinate to the AmSouth Revolver as described below.

        The $160 Million Notes contain certain covenants, which, among others, include certain financial covenants such as limitations on capital expenditures and minimum EBITDA as defined in the agreement. These covenants are measured on a rolling twelve-month period and fiscal quarter basis, respectively. This debt contains usual and customary default provisions. As of December 28, 2004, we were in compliance with all our financial and operating covenants.

        Interest payments under the $160 Million Notes are payable in arrears at the rate of 13% per year on July 1 and January 1, commencing January 1, 2004. The notes are redeemable, at our option, in whole or in part at any time after July 1, 2004 at the following redemption prices (as expressed in percentages of the principal amount):

Year	Percentage
2004	104.0%
2005	103.0%
2006	102.0%
2007	101.0%
2008 and thereafter	100.0%

AmSouth Revolver

        On July 8, 2003, we entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank ("AmSouth Revolver"). The AmSouth Revolver was subsequently amended to make technical corrections, clarify ambiguous terms and provide for increased limits with respect to letters of credit. On February 11, 2005, the AmSouth Revolver was amended again to increase our letter of credit sub-facility from $5 million to $7.5 million.

        The AmSouth Revolver is collateralized by substantially all of our assets in which we have an interest and is senior to the $160 Million Notes pursuant to an Intercreditor Agreement.

        The AmSouth Revolver contains certain covenants, which, among others, include certain financial covenants such as limitations on capital expenditures, operating lease obligations, minimum EBITDA as defined in the agreement, operating cash flow coverage ratio and minimum net worth. These covenants are measured on a rolling twelve-month period at each fiscal quarter or annually at year-end. Additional covenant restrictions exist if the total borrowings, including outstanding letters of credit exceed $10,000. This debt also contains usual and customary default provisions. As of December 28, 2004, we are in compliance with all of our financial and operating covenants.

        Interest payments under the AmSouth Revolver are payable in arrears on the first of each month. The net borrowings under the AmSouth Revolver bear an interest rate equal to the base rate plus an applicable margin with the base rate being the AmSouth Bank "prime rate" and the applicable margin based on our fixed charge coverage ratio with a minimum and maximum applicable margin of 0.5% and 2.5%, respectively. As of December 28, 2004 and December 30, 2003, the interest rate on the borrowings outstanding under the AmSouth Revolver was 5.75% and 5.0%, respectively.

        We are required to pay an unused credit line fee of 0.50% per annum on the average daily unused amount. The unused line fee is payable monthly in arrears. Additionally, we are required to pay a letter of credit fee, based on the average daily undrawn face amount for each letter of credit issued, of an applicable margin being based on our fixed charge coverage ratio with a minimum and maximum applicable margin of 2.0% and 4.5% respectively. Letters of credit reduce our availability under the AmSouth Revolver. At December 28, 2004, we had $5,000 of letters of credit outstanding. The letters of credit expire on various dates during 2005, are automatically renewable for one additional year and are payable upon demand in the event that we fail to pay certain workers compensation claims. Our availability under the AmSouth Revolver was approximately $10,000 at December 28, 2004.

Chesapeake Bagel Bakery Note Payable

        As a part of the acquisition of the assets of Chesapeake, we entered into a note payable to the seller. The note provided for quarterly payments of interest only at 10%. The note was paid in full on August 31, 2004 according to its terms.

New Jersey Economic Development Authority Note Payable

        In December 1998, Manhattan entered into a note payable in the principal amount of $2,800 with the New Jersey Economic Development Authority (NJEDA) at an interest rate of 9% per annum. Principal is paid annually and interest is paid quarterly. The note matures on December 1, 2008 and is secured by the assets of Manhattan.

        On July 3, 2003, we placed an advanced funding of the note in escrow to enact a debt defeasance as allowed for in the agreement. This advanced funding is shown as restricted cash and the note is included in both current portion and long-term portion of debt in the December 28, 2004 and December 30, 2003 consolidated balance sheets in accordance with the payment terms. This classification will continue until the note is fully paid from the escrow amount proceeds.

        Our senior notes and other long-term debt obligations for the five years following December 28, 2004 are as follows (in thousands of dollars):

Fiscal year:
2005	$295
2006	280
2007	280
2008	160,280
2009	—
Thereafter	—

$161,135

11.   LEASES

Capital Leases

        We lease certain equipment under capital leases. Included in property and equipment are the asset values of $51 and the related accumulated amortization of $5 at December 28, 2004. Amortization of assets under capital leases is included in depreciation and amortization expense.

Operating Leases

        We lease office space, restaurant space and certain equipment under operating leases having terms that expire at various dates through fiscal 2017. Our restaurant leases have renewal clauses of 1 to 20 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of gross sales, as defined in the leases. Rent expense for fiscal 2004, 2003 and 2002 was approximately $31,400, $31,200 and $30,500, respectively. Contingent rent included in rent expense for fiscal 2004, 2003 and 2002 was approximately $3,700, $3,500 and $2,900, respectively.

Future Minimum Lease Payments

        As of December 28, 2004, future minimum lease payments under capital and operating leases were as follows (in thousands of dollars):

Fiscal year:	Capital Leases	Operating Leases
2005	$18	$26,358
2006	18	20,158
2007	14	10,734
2008	—	4,644
2009	—	2,705
2010 and thereafter	—	4,969

Total minimum lease payments	50	$69,568

Less imputed interest (average rate of 4.75%)	3

Present value of minimum lease payments	47
Less current installments	16

Future minimum rental payments, net	$31

12.   OTHER LONG-TERM LIABILITIES

        Other long-term liabilities consist of the following (in thousands of dollars):

	December 28, 2004	December 30, 2003
Vendor contractual agreements(a)	$7,804	$8,014
Guaranteed franchisee debt(b)	394	874
Deferred rent	1,480	1,509

	$9,678	$10,397

(a)
A strategic supplier of ours provided advance funding in the amount of $10,000 to us in 1996 as part of a contract to continue buying products from the supplier. The contract terminates upon fulfillment of contractual purchase volumes. The accounting for this contract is to recognize a reduction of cost of goods sold based on the volume of purchases of the vendor's product.

(b)
In connection with our acquisition of Manhattan, we agreed to guarantee certain loans to franchisees made by two financial institutions. We evaluate the fair value of such liability at each balance sheet date. As of December 28, 2004 and December 30, 2003, the fair value of the liability reflected above is the probable and estimable loss related to such loans pursuant to agreements with the financial institutions regarding the established caps on our obligation. This represents our best estimate of future pay-outs we will make under these guarantees.

13.   2003 DEBT REFINANCING AND EQUITY RECAPITALIZATION

        During 2000 and 2001, we engaged in several financing transactions to acquire the bonds of Einstein/Noah Bagel Corp. (ENBC), which declared Chapter 11 bankruptcy on April 27, 2000. In 2001, we completed the acquisition of substantially all of the assets (the Einstein Acquisition) of ENBC and its majority-owned subsidiary, Einstein/Noah Bagel Partners, L.P. which operated 2 brands: Einstein Bros. Bagels and Noah's New York Bagels. The Einstein Acquisition in 2001 was accomplished by issuing a substantial amount of short-term debt and mandatorily redeemable preferred equity. The maturity date on the debt and the redemption date of certain preferred stock issuances ranged from one to three years. The debt and preferred stock agreements required the issuance of additional warrants and payment of dividends in the event that they were not redeemed within a certain period. Such debt and preferred stock and warrant agreements were referred to as the Increasing Rate Notes or $140 Million Facility, the Standstill Agreement, the Bond Purchase Agreement, the Bridge Loan, and the Mandatorily Redeemable Series F Preferred Stock (Series F) and Warrant Agreements.

        In connection with the aforementioned debt and preferred stock issuances, we issued freestanding warrants and rights to receive additional warrants based either on the passage of time or upon the occurrence (or non-occurrence) of certain contingent future events. The warrants were classified as a liability in the consolidated balance sheets, subject to the provisions of SFAS No. 133, "Accounting for Derivative and Hedging Activities," which required the warrants to be adjusted to fair value at each measurement date. Changes in the fair value of derivatives were recognized in earnings. During the years 2003 and 2002, we recorded a cumulative change in the fair value of derivatives of $993 and $233, respectively. As a result of the equity recapitalization as described below, we no longer have contingently issuable warrants and all warrants issued have been classified as permanent equity.

        We previously held an investment in debt securities which included ENBC 7.25% Convertible Debentures due 2004 (Einstein Bonds). The Einstein Bonds were classified as available for sale and recorded at fair value with changes in fair value reported in stockholders' deficit. During the years ended 2003 and 2002, we received proceeds of $374 and $36,711, respectively, for the debentures from the bankruptcy court that exceeded the carrying value of the asset. Accordingly, we recorded a gain on our investment in debt securities of $374 and $2,537 in 2003 and 2002, respectively.

        The proceeds received of $36,711 relating to our investment in the Einstein Bonds were used repay a portion of the Bridge Loan, which bore interest at an initial rate of 14% per annum and increased by 0.35% on the fifteenth day of each month beginning July 15, 2002. The Bridge Loan was secured by the Einstein Bonds. We issued Series F to pay the remaining balance of the Bridge Loan. Additionally, we issued Series F to pay the Bond Purchase Agreement in full. The Bond Purchase Agreement provided for guaranteed accretion of 15% per year, increasing to 17% on January 17, 2002 and an additional 2% each six months thereafter. The Series F was entitled to an annual cash dividend equal to 17% per annum increasing 100 basis points per month until the Series F was redeemed. Warrants to purchase shares of our common stock were also issued in connection with this transaction and have since been reclassified as permanent equity as a result of the equity recapitalization.

        On July 8, 2003, we issued $160 million of 13% senior secured notes due 2008 as further explained in Note 10. We used the net proceeds, among other things, to refinance the Increasing Rate Notes. The Increasing Rate Notes bore interest at an initial rate of 13%, increasing 100 basis points each quarter commencing September 15, 2001 to a maximum rate of 18%. On that same date, we also entered into a three-year, $15 million senior secured facility with AmSouth Bank.

        In September 2003, we completed an equity recapitalization with our preferred stockholders, who held a substantial portion of our common stock. Among other things, our Mandatorily Redeemable Series F Preferred Stock (Series F) and its related dividends and accretion were eliminated. In exchange, we issued 57,000 shares of our Mandatorily Redeemable Series Z Preferred Stock (Series Z) to Halpern Denny Fund III, L.P. ("Halpern Denny") and we issued 9,380,843 shares of our common stock to Greenlight Capital and affiliates ("Greenlight").

        The exchange of the Halpern Denny interest resulted in a reduction of our effective dividend rate and as a result of this and other factors, we accounted for this transaction as troubled debt restructuring. This exchange did not result in a gain from troubled debt restructuring. The exchange of the Greenlight interest into common shares was recorded at fair value, which resulted in a loss upon exchange of approximately $23,000.

        In connection with the equity recapitalization and because certain debt agreements were not redeemed within a certain period, we issued step-up warrants to prevent further dilution and entered into Standstill Agreements with holders of our Increasing Rate Notes. Under the terms of the Standstill Agreements, we agreed to issue additional warrants to purchase shares of our common stock. The Standstill Agreements prevented the call of the debt until such time as we completed the equity recapitalization. For the year ended December 30, 2003, we recorded $3,132 in interest expense related to the standstill and step-up warrants representing the fair value of our stock on the date of issuance.

14.   MANDATORILY REDEEMABLE SERIES Z PREFERRED STOCK

        The major provisions of our Mandatorily Redeemable Series Z Preferred Stock (Series Z) are as follows:

  •
  2,000,000 shares authorized;

  •
  par value of $0.001 per share;

  •
  mandatory redemption upon the earlier of (i) a merger or change of control or (ii) June 30, 2009;

  •
  shares are non-voting (except for certain limited voting rights with respect to specified events);

  •
  liquidation value is $1,000 per share;

  •
  dividends are not accrued or paid unless the shares are not redeemed by the redemption date; and

  •
  shares may be redeemed in whole or in part at an earlier date at our discretion.

        The Series Z is recorded in the accompanying consolidated balance sheets at its full face value of $57,000 as a result of the accounting under troubled debt restructuring as discussed in Note 13. The $57,000 represents the total cash payable upon liquidation.

15.   STOCKHOLDERS' EQUITY

Common Stock

        We are authorized to issue up to 15 million shares of common stock, par value $0.001 per share. As of December 28, 2004 and December 30, 2003, there were 9.849 million and 9.842 million shares outstanding, respectively.

Series A Junior Participating Preferred Stock

        In June 1999, our board of directors authorized the issuance of a Series A junior participating preferred stock in the amount of 700,000 shares. This authorization was made in accordance with the Stockholders' Rights Plan. There are currently no issued shares.

Stockholder Protection Rights Plan

        We maintain a Stockholder Protection Rights Plan (the Plan). Upon implementation of the Plan in June 1999, our Board declared a dividend distribution of one right on each outstanding share of common stock, as well as on each share later issued. Each right will allow stockholders to buy one one-hundredth of a share of Series A junior participating preferred stock at an exercise price of $10.00. The rights become exercisable if an individual or group acquires 15% or more of common stock, or if an individual or group announces a tender offer for 15% or more of common stock. The Board can redeem the rights at $0.001 per right at any time before any person acquires 15% or more of the outstanding common stock. In the event an individual (the "Acquiring Person") acquires 15% or more of the outstanding common stock, each right will entitle its holder to purchase, at the right's exercise price, one one-hundredth of a share of Series A junior participating preferred stock, which is convertible into common stock at one-half of the then value of the common stock, or to purchase such common stock directly if there are a sufficient number of Shares of common stock authorized. Our

Board has the ability to exclude any Acquiring Person from the provision of the stockholders rights plan, resulting in such Acquiring Person's purchase of our common stock not triggering the plan. Rights held by the Acquiring Person are void and will not be exercisable to purchase shares at the bargain purchase price. If we are acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the right's exercise price.

16.   STOCK OPTION AND WARRANT PLANS

1994 and 1995 Plans

        Our 1994 Stock Plan (1994 Plan) provided for the granting to employees of incentive stock options and for the granting to employees and consultants of non-statutory stock options and stock purchase rights. On November 21, 2003, the board of directors terminated the authority to issue any additional options under the 1994 Plan. At December 28, 2004, 17 options with an exercise price of $210.71 per share remained outstanding under this plan.

        Our 1995 Directors' Stock Option Plan (Directors' Option Plan) provided for the automatic grant of non-statutory stock options to non-employee directors of the Company. On December 19, 2003, our board of directors terminated the authority to issue any additional options under the Directors' Option Plan. At December 28, 2004, 2,324 options with a weighted average exercise price of $32.43 per share remained outstanding under this plan.

2003 Executive Employee Incentive Plan

        On November 21, 2003, our board of directors adopted the Executive Employee Incentive Plan, amended on December 19, 2003 (2003 Plan). The 2003 Plan provides for granting incentive stock options to employees and granting non-statutory stock options to employees and consultants. Unless terminated sooner, the 2003 Plan will terminate automatically in December 2013. The board of directors has the authority to amend, modify or terminate the 2003 Plan, subject to any required approval by our stockholders under applicable law or upon advice of counsel. No such action may affect any options previously granted under the 2003 Plan without the consent of the holders. The number of shares issuable pursuant to options granted under the 2003 Plan is 900,000. Options typically vest in part based upon the passage of time and, in part, upon our financial performance. Options that do not vest due to the failure to achieve specific financial performance criteria are forfeited. Options to purchase approximately 386,000 shares of our common stock, which are not yet exercisable, are subject to company performance. We expect that approximately one-half of the non-vested awards at December 28, 2004, will eventually vest based on company performance. As of December 28, 2004, there were 129,000 shares reserved for future issuance under the 2003 Plan.

2004 Stock Option Plan for Independent Directors

        On December 19, 2003, our board of directors adopted the Stock Option Plan for Independent Directors, effective January 1, 2004, (2004 Directors' Plan). Our board of directors may amend, suspend, or terminate the 2004 Directors' Plan at any time, provided, however, that no such action may adversely affect any outstanding option without the option holders consent. A total of 200,000 shares of common stock have been reserved for issuance under the 2004 Directors' Plan. The 2004 Directors' Plan provides for the automatic grant of non-statutory stock options to independent directors on January 1 of each year. Options become exercisable six months after the grant date and are exercisable for 5 years from the date of grant unless earlier terminated. As of December 28, 2004, there were 170,000 shares reserved for future issuance under the 2004 Directors' Plan.

Option Activity

        Transactions during fiscal 2004, 2003 and 2002 were as follows:

	Number of Options			Weighted Average Exercise Price
	2004	2003	2002	2004	2003	2002
Outstanding, beginning of year	878,345	86,647	47,582	$4.12	$17.46	$97.53
Granted	45,000	877,495	84,219	3.25	4.05	15.61
Exercised	—	—	—	—	—	—
Forfeited	(120,004)	(85,797)	(45,154)	(3.00)	(16.89)	(98.68)

Outstanding, end of year	803,341	878,345	86,647	$3.95	$4.12	$17.46

Exercisable, end of year	32,341	2,345	30,418	$5.92	$33.99	$20.02

        The following table summarizes information about stock options outstanding at December 28, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Wt.Avg. Remaining Life (Years)	Wt.Avg. Exercise Price	Number of Options	Wt.Avg. Exercise Price
$2.25 - $4.00	801,000	9.00	$3.86	30,000	$3.75
$4.01 - $31.00	1,826	8.42	12.20	1,826	12.20
$31.01 - $241.00	515	4.84	110.04	515	110.04

	803,341	9.00	$3.95	32,341	$5.92

Warrants

        As of December 28, 2004, we have 961,391 warrants outstanding and exercisable to purchase shares of our common stock. The warrants have exercise prices ranging from $0.60 to $663.00 per share, of which 950,933 are exercisable at $1.00 or less per share, and have terms ranging from three to ten years. Such warrants were issued in connection with financings and certain other services. Transactions during fiscal 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Outstanding at beginning of year	968,337	659,328	858,336
Issued	—	541,027	459,363
Exercised	(6,885)	—	(658,371)
Converted	—	(227,747)	—
Forfeited	(61)	(4,271)	—

Outstanding and exercisable at end of year	961,391	968,337	659,328

17.   SAVINGS PLAN

        We sponsor a qualified defined contribution retirement plan covering eligible employees of New World Restaurant Group. Employees, excluding officers, are eligible to participate in the plan if they meet certain compensation and eligibility requirements. The 401(k) plan allows participating employees to defer the receipt of a portion of their compensation and contribute such amount to one or more investment options. We have accrued a match of approximately 25% of the participants' elective contribution for 2004. Our contribution expense was $250, $203 and $298 for 2004, 2003 and 2002, respectively. Our contributions vest at the rate of 100% after three years of service.

18.   INTEGRATION AND REORGANIZATION COSTS

2001 Restructuring

        During the quarter ended July 3, 2001, we implemented a plan to consolidate our two dough manufacturing facilities on the West Coast, eliminate duplicative labor lines of assembly, and terminate certain lease obligations inclusive of several restaurant and other locations. We initially recorded a restructuring accrual of approximately $4,400 associated with this restructuring plan. Approximately $1,000 of this charge represented a write-off of equipment and leasehold improvements that were either abandoned or deemed unusable by us. As of December 28, 2004, we anticipate the remaining lease liabilities to expire on or before October 2006.

        The following table presents the activity and balances related to the 2001 restructuring accrual:

	Facility Consolidation Costs	Severance Costs	Contract Termination and Other Costs	Store Lease Termination	Total
Initial accrual	$379	$151	$233	$2,629	$3,392
Application of costs against the accrual	—	—	(204)	(293)	(497)
Adjustments to the accrual	—	—	29	12	41

Balance at January 1, 2002	$379	$151	$58	$2,348	$2,936
Application of costs against the accrual	(68)	(229)	(94)	(907)	(1,298)
Adjustments to the accrual	—	85	43	(702)	(574)

Balance at December 31, 2002	$311	$7	$7	$739	$1,064
Application of costs against the accrual	(266)	—	(14)	(229)	(509)
Adjustments to the accrual	(32)	(7)	7	(181)	(213)

Balance at December 30, 2003	$13	$—	$—	$329	$342
Application of costs against the accrual	(15)	—	—	(168)	(183)
Adjustments to the accrual	2	—	—	(140)	(138)

Balance at December 28, 2004	$—	$—	$—	$21	$21

2002 Restructuring

        During the quarter ended October 1, 2002, we implemented a plan to shut down our dough manufacturing facilities on the East Coast. During the quarter ended December 31, 2002, we implemented a plan to terminate the lease obligation for the Eatontown location. We vacated the Eatontown location in the last week of 2002. When initiated, the restructuring plans were expected to take approximately one year to complete, subject to our ability to sublease the Eatontown facility. We ultimately recorded a $4,800 charge associated with the restructuring plans in 2002. Approximately $2,200 of this charge represented a write-off of equipment and leasehold improvements that were either abandoned or deemed unusable by us. In the fourth quarter of fiscal 2003, we became aware that the Eatontown facility was in the process of being sold and that the landlord had engaged a valuation expert to determine the total cost associated with our vacating the facility. Based upon the results of this study, we adjusted our initial charge to our estimate of the ultimate liability on the Eatontown facility. During April 2004, we reached an agreement with the landlord of the Eatontown facility to settle outstanding litigation. Previously recorded integration and reorganization estimates associated with closing this facility were adjusted to reflect a reduction of the prior year's accrued cost of $700,000.

        The following table presents the activity and balances related to the 2002 restructuring accrual:

	Facility Consolidation Costs	Severance Costs	Contract Termination and Other Costs	Total
Initial accrual	$1,447	$787	$300	$2,534
Application of costs against the accrual	—	(662)	(168)	(830)

Balance at December 31, 2002	$1,447	$125	$132	$1,704
Application of costs against the accrual	(160)	(90)	(68)	(318)
Adjustments to the accrual	2,413	(35)	(33)	2,345

Balance at December 30, 2003	$3,700	$—	$31	$3,731
Application of costs against the accrual	(3,000)	—	—	(3,000)
Adjustments to the accrual	(700)	—	(31)	(731)

Balance at December 28, 2004	$—	$—	$—	$—

19.   LOSS (GAIN) ON SALE, DISPOSAL OR ABANDONMENT OF ASSETS

        During fiscal 2004, we recorded a loss on disposal or abandonment of assets of approximately $120 due to the disposal of menu boards as a result of our new menu offerings and approximately $1,500 due to the abandonment of leasehold improvements related to closed restaurants and our administrative facilities located in New Jersey. The loss on disposal or abandonment of assets was offset by a gain of approximately $90 on the sale of the assets of Willoughby's as further described below.

20.   SALE OF WILLOUGHBY'S COFFEE AND TEA

        Effective October 6, 2004, we executed an Asset Purchase Agreement and sold the assets of Willoughby's to the original founders. The Willoughby's business consisted of a coffee roasting plant, three retail locations and an office space.

        Components of the asset sale included, but were not limited to:

  •
  The "Willoughby's Coffee & Tea" trade name, trademark and logo,

  •
  The "Serious Coffee" trademark,

  •
  The willoughbyscoffee.com domain name and existing website,

  •
  All property and equipment of Willoughby's, and

  •
  Cash in drawer, accounts receivable, and inventory at all Willoughby's locations.

        Under the terms of agreement, we sold the assets for a total sales price of approximately $400, which was received in cash. In connection with the sale of Willoughby's, we also executed a two-year supply agreement to purchase coffee for our New World Coffee cafés from the buyer.

        We have considered Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We have determined that the revenues, cost of sales, other operating expenses and the net book value of the assets related to the sale of the coffee roasting plant and three retail locations included in the Willoughby's business were immaterial in relation to our Einstein Bros., Noah and Manhattan restaurants, as well as the financial statements taken as a whole. Accordingly, we have not presented discontinued operations in the accompanying consolidated statements of operations, nor have we reflected assets as held for sale in the accompanying consolidated balance sheets. We recognized a gain from the sale of approximately $90 during the year ended December 28, 2004.

21.   INCOME TAXES

        The provision for income taxes consists of the following:

	2004	2003	2002
		(restated)	(restated)
Current
Federal	$—	$—	$—
State	(49)	812	366

Total current income tax expense (benefit)	(49)	812	366

Deferred
Federal	(6,529)	(15,905)	(17,354)
State	(611)	(1,601)	(1,577)

Total deferred income tax benefit	(7,140)	(17,506)	(18,931)

Increase in valuation allowance	7,140	17,506	18,931

Total income tax benefit (expense)	$(49)	$812	$366

        A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to loss before income taxes is as follows:

	2004	2003	2002
		(restated)	(restated)
Expected tax expense (benefit) at 35%	$(6,109)	$(25,448)	$(15,585)
State tax, net of federal benefit	(611)	(1,601)	(1,577)
Loss on extinguishment of debt	—	8,052	—
Other, net	(469)	2,303	(1,403)
Change in valuation allowance	7,140	17,506	18,931

Total provision (benefit) for taxes	$(49)	$812	$366

        The income tax effects of temporary differences that give rise to significant portions of deferred tax assets as of December 28, 2004 and December 30, 2003 are as follows:

	2004	2003
Deferred tax assets
Operating loss carryforwards	$57,412	$53,409
Capital loss carryforwards	1,237	—
Accrued expenses	2,424	4,563
Allowances for doubtful accounts	893	1,266
Other assets	32	—
Property, plant and equipment	12,016	7,636

Total gross deferred tax asset	74,014	66,874
Less valuation allowance	(74,014)	(66,874)

Total deferred tax asset	$—	$—

        For income tax purposes, at December 28, 2004, we had net operating loss carryforwards of approximately $150,000, expiring at various dates through 2024. The utilization of approximately $69,000 of the aforementioned net operating loss carryforwards is subject to an annual limitation under the provisions of Section 382 of the Internal Revenue Code.

        We believe it is more likely than not that our net deferred tax asset will not be realized. Accordingly, a valuation allowance has been recorded against the deferred tax asset at December 28, 2004 and December 30, 2003. Should we conclude that the deferred tax asset is, at least in part, realizable, the valuation allowance will be reversed to the extent of such expected realizability.

22.   SUPPLEMENTAL CASH FLOW INFORMATION

	2004	2003	2002
Cash paid during the period for (in thousands):
Interest	$21,166	$17,284	$24,874
Income taxes	$667	$630	$366
Non-cash investing and financing activities (in thousands):
Non-cash dividends and accretion on preferred stock	$—	$14,423	$27,594
Conversion of Bridge Loan and Greenlight obligation to Mandatorily Redeemable Series F preferred stock	$—	$18,588	$—
Conversion of Mandatorily Redeemable Series F to Mandatorily Redeemable Series Z preferred stock	$—	$57,000	$—
Conversion of Mandatorily Redeemable Series F to common stock	$—	$61,706	$—
Non-cash warrant issuance	$—	$1,854	$6,321
Non-cash option issuance	$205	$—	$—

23.   RELATED PARTY TRANSACTIONS

        Several of our stockholders or former stockholders, including BET, Brookwood, Halpern Denny, Greenlight Capital, LLC and certain of their affiliates (Greenlight), have been involved in our financings, refinancings and have purchased our debt and equity securities. Below, we have summarized related party transactions involving these investors during 2004, 2003 and 2002 fiscal years.

        E. Nelson Heumann is the chairman of our board of directors and is a current employee of Greenlight. Leonard Tannenbaum, a director, was the Managing Director of MYFM Capital LLC until July 2004. In July 2004, Mr. Tannenbaum founded Fifth Street Capital LLC and is the managing partner. He is also a limited partner and 10% owner in BET. His father-in-law is Bruce Toll, an affiliate of BET. John S. Clark II, a director, was employed by Greenlight until March 2004. Greenlight beneficially owns approximately 97 percent of our common stock.

        Eve Trkla, a director of our company until August 16, 2003, is the Chief Financial Officer of Brookwood Financial Partners, L.P., a former affiliate of Brookwood. Brookwood designated Ms. Trkla as a director to serve for the period specified in the Stockholders Agreement (which was terminated as a result of the equity recapitalization).

        William Nimmo, a director of our company until June 6, 2003, is a partner in Halpern, Denny and Co., an affiliate of Halpern Denny. Halpern Denny designated Mr. Nimmo as a director of our company.

        On May 30, 2002, we entered into a Loan and Security Agreement (the facility) with BET, which provided for $75,000 revolving loan facility at 11% interest. The facility was secured by substantially all of our assets. In connection with obtaining the facility, we paid MYFM Capital LLC a fee of $75. In February 2003, we executed an amendment to the facility to extend the maturity of the facility from March 31, 2003 to June 1, 2003. From February 1, 2003 to June 1, 2003, the interest rate increased from 11% to 13% per annum. BET and MYFM Capital LLC received an extension fee of $188 in connection with the amendment, payable at maturity, and an additional $113 because the facility was not paid in full by June 2, 2003. After June 1, 2003, the interest rate for borrowings under the facility was 15% per annum, and MYFM Capital LLC received a $25 fee for entering into a standstill agreement with us. The facility was repaid with the proceeds of issuance of the $160 Million Facility in July 2003, and BET received $3 for reimbursement of legal fees and expenses.

        In July 2003, Greenlight purchased all of the outstanding Einstein/Noah Bagel Corp. 7.25% Convertible Debentures due 2004 from Jefferies. Upon consummation of the equity recapitalization, we issued 4,337.481 shares of Series F to Greenlight in full payment of the outstanding Bridge Loan. The shares of Series F were converted into common stock in the equity recapitalization.

        On June 25, 2003, we entered into the equity recapitalization with Halpern Denny and Greenlight, pursuant to which the parties agreed to a recapitalization of our equity structure. Pursuant to the equity recapitalization, we reimbursed Greenlight and Halpern Denny for legal fees and disbursements incurred in connection with their investment in our company and the equity restructuring in the respective amounts of $226 and $125.

        Greenlight purchased $35,000 and BET purchased $7,500 of our $160 Million Notes. Leonard Tannenbaum purchased an additional $500 of our $160 Million Notes in the market.

        On December 8, 2003, we entered into a consulting agreement with Ms. Jill B. W. Sisson to provide legal, consulting and advisory services to us and to serve as General Counsel and Secretary. Pursuant to the Agreement, Ms. Sisson is paid $16 per month and, on December 19, 2003, was granted options to purchase 75,000 shares of common stock pursuant to the 2003 Plan. The options vest in part, upon length of service and in part, upon the achievement of specified financial goals by us. In addition, Ms. Sisson is eligible to receive annual additional premium compensation based upon our performance and personal performance. Ms. Sisson will also be reimbursed for reasonable and necessary out-of-pocket expenses. The agreement provides for non-solicitation of our employees for a year after termination of the agreement, and can be terminated by either party upon 30 days notice.

        During 2002, the holders involved in certain debt and preferred stock financings in 2000 and 2001 became entitled to receive additional warrants. See Note 13 for additional information.

24.   PURCHASE COMMITMENTS

        We have obligations with certain of our major suppliers of raw materials (primarily frozen bagel dough and cream cheese) for minimum purchases both in terms of quantity and pricing on an annual basis. Furthermore, from time to time, we will commit to the purchase price of certain commodities that are related to the ingredients used for the production of our bagels. On a periodic basis, we review the relationship of these purchase commitments to our business plan, general market trends and our assumptions in our operating plans. If these commitments are deemed to be in excess of the market, we will expense the excess purchase commitment to cost of sales, in the period in which the shortfall is determined. The total of our future purchase obligations at December 28, 2004 was approximately $18,468.

25.   LITIGATION

        We are subject to claims and legal actions in the ordinary course of our business, including claims by our franchisees, licensees and employees or former employees. We do not believe that an adverse outcome in any currently pending or threatened matter would have a material adverse effect on our business, results of operations or financial condition.

Employment Related

        On July 31, 2002, Tristan Goldstein, a former store manager, and Valerie Bankhordar, a current store manager, filed a putative class action against Einstein and Noah Corp. ("ENC") in the Superior Court for the State of California, County of San Francisco. The plaintiffs alleged that ENC failed to pay overtime wages to managers and assistant managers of its California stores who were improperly designated as exempt employees. In April 2004, we reached an agreement in principle to settle the litigation, subject to court approval. Amounts representing our estimate to settle this litigation were previously recorded during fiscal 2003.

        On March 31, 2003, Jerold E. Novack, our former Chief Financial Officer and Secretary, filed a complaint in the United States District Court for the District of New Jersey against us, Anthony D. Wedo, our former Chairman and Chief Executive Officer, and William J. Nimmo, a former member of our board of directors. On January 13, 2005, the parties resolved the litigation. The resolution of this issue did not have a material adverse effect on our consolidated financial condition or results of operations.

        On June 4, 2003, R. Ramin Kamfar, our former Chairman of the Board and Chief Executive Officer, filed an action in the United States District Court for the Southern District of New York against us and Anthony D. Wedo, our former Chairman and Chief Executive Officer, alleging breach of contract, defamation, declaratory relief and punitive damages. On February 10, 2005, the case was dismissed with prejudice and the parties have resolved this litigation. The resolution of this issue did not have a material adverse effect on our consolidated financial condition or results of operations.

        On September 14, 2004, Atlantic Mutual Insurance Company brought an action in the Superior Court of New Jersey Law Division: Morris County, Docket No. MRS-L-2463-04 against the Company, Wedo, Nimmo, Novack, Kamfar, Lexington Insurance Company, and XL Specialty Insurance Company seeking declaratory judgment on insurance coverage issues in the Novack litigation and the Kamfar litigation described above. The parties have filed answers and cross-claims, and Mr. Kamfar has filed a motion for partial summary judgment claiming advancement for expenses for which he claims the Company is required to indemnify him. At this time, we cannot predict the outcome of this matter and there can be no assurance that we will prevail in this matter, that a determination will be made that we have insurance coverage for expenses that we have already incurred, or that damages or other relief will not be awarded against us.

Investigations

        On April 3, 2002, the Securities and Exchange Commission notified us that the Commission was conducting an investigation into the resignation of our former Chairman, R. Ramin Kamfar, and the termination for cause of our former Chief Financial Officer, Jerold Novack, and the delay in filing our Form 10-K for 2001. We have cooperated fully with the investigation as well as with a Department of Justice inquiry relating to these issues. Further, several of the former and present officers and directors have requested that, under applicable law and our by-laws, we advance reasonable legal expenses on their respective behalves to the extent any of them is or has been requested to provide information to the Commission in connection with its investigation. We have advanced certain expenses in connection with these claims. At this time, it is not possible to reasonably estimate the loss or range of loss, if any.

Other Litigation

        On February 23, 2000, New World Coffee of Forest Hills, Inc., a franchisee, filed a demand for arbitration with the American Arbitration Association against us alleging fraudulent inducement and violations of New York General Business Law Article 33. In August 2004, this matter was resolved. The resolution of this issue did not have a material adverse effect on our consolidated financial condition or results of operations.

26.   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The following table summarizes the unaudited consolidated results of operations for fiscal 2004 and 2003:

	Fiscal year 2004, for the quarters ended:
	March 30	June 29	Sept. 28	Dec. 28
Revenue	$91,196	$94,164	$91,179	$97,321
Income (loss) from operations(1)	$1,661	$(172)	$526	$3,443
Net loss(2)	$(4,130)	$(6,224)	$(4,952)	$(2,099)
Net loss available to common shareholders(3)	$(4,130)	$(6,224)	$(4,952)	$(2,099)
Basic and diluted loss per share	$(0.42)	$(0.63)	$(0.50)	$(0.21)
	Fiscal year 2003, for the quarters ended (restated):
	April 1	July 1	Sept. 30	Dec. 30
Revenue	$95,211	$97,749	$93,227	$97,119
Loss from operations(1)	$(1,655)	$(3,727)	$(3,324)	$(8,351)
Net loss(2)	$(9,154)	$(14,630)	$(35,711)	$(14,026)
Net loss available to common shareholders(3)	$(13,756)	$(24,451)	$(35,711)	$(14,026)
Basic and diluted loss per share	$(9.03)	$(15.22)	$(14.16)	$(1.43)

(1)
The loss from operations includes charges for integration and restructuring in the amounts of $2,300 for the respective quarters ended September 30, 2003 and December 30, 2003. Charges for integration and restructuring are further discussed in footnote 18. The quarters ended December 28, 2004 and December 30, 2003 include impairment charges of $500 and $5,300, respectively, which is further discussed in footnote 2. The quarter ended June 29, 2004 included a loss (gain) on sale, disposal or abandonment of assets of $1,472 as further discussed in footnote 19.

(2)
The net loss includes the following items:

  •
  Cumulative change in fair value of derivatives for the respective 2003 quarters ended April 1, July 1 and September 30 of $700, ($700) and $1,100;

  •
  Gain on investment in debt securities for the respective quarters ended December 30, 2003 of $400; and,

  •
  Loss on exchange of Series F Preferred Stock due to equity recapitalization of $23,000 for the quarter ended September 30, 2003.

(3)
The net loss available to common stockholders includes dividends and accretion on Preferred Stock for the respective 2003 quarters' ended April 1 and July 1 of $4,600. In connection with the

  Equity Recap, the Series F and its related dividends and accretion, have been recapitalized and, as of the quarter ended September 30, 2003, we are no longer incurring these items.

(4)
The sum of basic and diluted earnings per share for the four quarters may differ from annual earnings per share due to the required method of computing the weighted average number of shares in interim periods.

NEW WORLD RESTAURANT GROUP, INC.

Schedule II—Valuation and Qualifying Accounts

(in thousands of dollars)

	Balance at beginning of period	Additions(a)	Deductions(b)	Balance at end of period
For the fiscal year ended December 31, 2002:
Allowance for doubtful accounts	$4,097	639	(125)	$4,611
Restructuring reserve	$2,936	3,107	(3,275)	$2,768
Valuation allowance for deferred taxes	$30,437	18,931	—	$49,368
For the fiscal year ended December 30, 2003:
Allowance for doubtful accounts	$4,611	1,815	(3,116)	$3,310
Restructuring reserve	$2,768	2,420	(1,115)	$4,073
Valuation allowance for deferred taxes	$49,368	17,506	—	$66,874
For the fiscal year ended December 28, 2004:
Allowance for doubtful accounts	$3,310	177	(1,012)	$2,475
Restructuring reserve	$4,073	(869)	(3,183)	$21
Valuation allowance for deferred taxes	$66,874	7,140	—	$74,014

Notes:

(a)
Amounts charged to costs and expenses.

(b)
Bad debt write-offs and charges to reserves.

See accompanying report of independent registered public accounting firm

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

        During the three years preceding the filing of this registration statement, Registrant has not sold securities without registration under the Securities Act of 1933, except as described below.

        Securities issued in each of such transaction were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. The sales of securities were made without the use of an underwriter. The recipients of the securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and restrictive legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about Registrant or had access, through relationships with Registrant, to information about Registrant.

        On June 19, 2001, we issued $140.0 million of Senior Increasing Rate Notes due 2003. The increasing rate notes were placed through Jefferies and Company, Inc. In connection with the increasing rate notes, on June 19, 2001, Registrant issued warrants to purchase 137,200 shares of its common stock at an exercise price of $1.00 per share to the holders of the increasing rate notes.

        On June 17, 2003, Registrant issued the holders of its outstanding senior secured increasing rate notes due June 15, 2003 warrants to purchase an aggregate of 113,099.94 shares of common stock at an exercise price of $1.00 per share in exchange for entering into a 30-day standstill agreement with Registrant.

        Effective as of September 30, 2003, we effected the following equity recapitalization:

  •
  each stockholder received 0.6610444 new shares of common stock for every share of common stock held by such stockholder in connection with a 1.6610444-for-one forward stock split in order to effect the transactions contemplated by the equity restructuring agreement;

  •
  the per share exercise price and the number of shares of common stock issuable upon the exercise of each outstanding option or warrant (other than the warrants that were issued in connection with the increasing rate notes under a warrant agreement dated June 19, 2001, as amended between The Bank of New York, as warrant agent and us) were adjusted to reflect the forward stock split;

  •
  we issued Halpern Denny 57,000 shares of Series Z preferred stock, par value $0.001 per share in exchange for 56,237.994 shares of Series F preferred stock, par value $0.001 per share (including accrued and unpaid dividends, which were payable in additional shares of Series F preferred stock), 23,264,107 shares of common stock and warrants to purchase 13,711,054 shares of common stock; and

  •
  immediately following the forward stock split, we issued Greenlight and its affiliates 938,084,289 shares of common stock in exchange for 61,706.237 shares of Series F preferred stock. These shares of Series F preferred stock include:

  •
  shares originally issued as Series F preferred stock;

  •
  shares converted into Series F preferred stock from the Greenlight obligation; and

  •
  shares converted into Series F preferred stock from the bridge loan, which was acquired by Greenlight from Jefferies & Company, Inc.

        On July 8, 2003, we issued $160 million of 13% senior secured notes due 2008. The notes offering was made to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. Jefferies & Company, Inc. acted as initial purchaser. The notes were later exchanged for an equal amount of our 13% senior secured notes due 2008 that have been registered under the Securities Act of 1933.

        During the second quarter ended June 29, 2004, we received consideration of $568 and issued 557 shares of our common stock upon the exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holder in a private financing transaction related to our issuance of increasing rate notes which were repaid in July 2003.

        During the fourth quarter of 2004, we received consideration of $6,464 and issued 6,328 shares of our common stock upon the exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holder in a private financing transaction related to our issuance of increasing rate notes that were repaid in July 2003.

        During the second quarter ended 2005, we received consideration of $20,318 and issued 19,910 shares of our common stock upon the exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holder in a private financing transaction related to our issuance of increasing rate notes that were repaid in July 2003.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits

        The following exhibits are filed with this registration statement:

Exhibit No.	Description
3.1	Articles of incorporation(1)
3.2	Restated Certificate of Incorporation(5)
3.21	Amendment to Restated Certificate of Incorporation(10)
3.22	Amendment to Restated Certificate of Incorporation(11)
3.23	Amendment to Restated Certificate of Incorporation(12)
3.24	Amendment to Restated Certificate of Incorporation(13)
3.25	Amendment to Restated Certificate of Incorporation(14)
3.26	Amendment to Restated Certificate of Incorporation(15)
3.3	Third Amended By-laws(2)
3.4	Amendments to By-laws(8)
4.1	Specimen Common Stock Certificate of Registrant(19)
4.7	New World Restaurant Group, Inc. Certificate of Designation, Preferences and Rights of Series Z Preferred Stock(9)
5.1	Opinion of Holme Roberts & Owen LLP regarding the legality of the common stock being registered†
10.1	1994 Stock Plan(2)
10.2	Directors' Option Plan(2)
10.3	Executive Employee Incentive Plan(20)

10.4	Stock Option Plan for Independent Directors(21)
10.5	Severance Agreement And Mutual General Release between Registrant and Anthony Wedo, effective as of October 24, 2003(19)
10.6	Consulting Agreement between Registrant and Jill B.W. Sisson effective as of December 8, 2003(19)
10.7	Rights Agreement between Registrant and American Stock Transfer & Trust Company, as Rights Agent dated as of June 7, 1999(3)
10.8	Asset Purchase Agreement dated as of February 10, 2001, by and between Einstein Acquisition Corp., GNW, ENBC and ENBP(4)
10.81	Order of the United States Bankruptcy Court for the District of Arizona dated June 1, 2001 approving Asset Purchase Agreement(4)
10.9	Loan and Security Agreement dated as of May 30, 2002 between BET and Registrant(7)
10.10	Amendment No. 1 to the Loan and Security Agreement dated as of July 18, 2002 between BET and Registrant(8)
10.11	Amendment No. 2 to the Loan and Security Agreement dated as of July 30, 2003 between BET and Registrant(8)
10.12	Amendment No. 3 to the Loan and Security Agreement dated as of February 1, 2003 between BET and Registrant(8)
10.13	Letter Agreement dated as of October 10, 2002, by and among Registrant, BET, Brookwood and Halpern Denny(8)
10.14	Amendment No. 1 to Warrant Agreement dated as of March 15, 2002 between Registrant and The Bank of New York, as successor in interest to the United States Trust Company of New York(17)
10.15	Escrow Deposit Agreement dated as of June 10, 2003, between Registrant and The Bank of New York, as Trustee(17)
10.16	Standstill Agreement dated as of June 17, 2003, between Registrant and BET(16)
10.17	Standstill Agreement dated as of June 17, 2003, by and among Registrant and the Increasing Rate Note Holders as set forth therein(16)
10.18	Equity Restructuring Agreement dated as of June 26, 2003, by and among Registrant, Greenlight and Halpern Denny(16)
10.19	Purchase Agreement dated as of June 27, 2003, between Registrant and Jefferies & Company(17)
10.20
Note Purchase and Put Agreement dated as of June 27, 2003, by and among Registrant, Jefferies & Co., Farallon Capital Partners, L.P. and its affiliates and Farallon Capital Offshore Investors, Inc.(16)
10.21	Indenture dated as of July 8, 2003, by and among Registrant, the Subsidiary Guarantors and The Bank of New York, as Trustee(17)
10.22	144A Global Note (including guarantees thereon) by and among Registrant, the Subsidiary Guarantors and The Bank of New York, as Trustee(17)

10.23	IAI Global Note (including guarantees thereon) by and among Registrant, the Subsidiary Guarantors and The Bank of New York, as Trustee(17)
10.24	Amendment to Note Purchase and Security Agreement dated as of July 8, 2003 by and among Jefferies & Co., Registrant and New World EnbcDeb Corp.(17)
10.25	Pledge and Security Agreement dated as of July 8, 2003, by and among Registrant, the Subsidiary Guarantors and The Bank of New York, as Trustee(17)
10.26	Patent Security Agreement dated as of July 8, 2003, by and among Registrant and the Subsidiary Guarantors, in favor of The Bank of New York, as Collateral Agent(17)
10.27	Trademark Security Agreement dated as of July 8, 2003, between Registrant and The Bank of New York, as Collateral Agent(17)
10.28	Trademark Security Agreement dated as of July 8, 2003, between Chesapeake Bagel Franchise Corp. and The Bank of New York, as Collateral Agent(17)
10.29	Trademark Security Agreement dated as of July 8, 2003, between Einstein/Noah Bagel Partners, Inc. and The Bank of New York, as Collateral Agent(17)
10.30	Trademark Security Agreement dated as of July 8, 2003, between Einstein and Noah Corp. and The Bank of New York, as Collateral Agent(17)
10.31	Trademark Security Agreement dated as of July 8, 2003, between Manhattan Bagel Company, Inc. and The Bank of New York, as Collateral Agent(17)
10.32
Loan and Security Agreement dated as of July 8, 2003, by and among Registrant and certain of its Subsidiaries (as therein defined), as Borrower(s) and Guarantors, AmSouth Bank, as Agent, AmSouth Bank and the financial institutions named therein, as Lenders, and AmSouth Capital Corp., as Administrative Agent(16)
10.33	Security Agreement and Mortgage—Trademarks and Patents dated as of July 8, 2003, by and among Registrant, the Subsidiary Guarantors and the Bank of New York, as Trustee(16)
10.34	Pledge Agreement dated as of July 8, 2003, by and among Registrant and certain of its Subsidiaries, as Pledgors in favor of AmSouth Bank, as Agent(16)
10.35	Intercreditor Agreement dated as of July 8, 2003, by and among Registrant, the Subsidiary Guarantors, AmSouth Bank and the Bank of New York as Trustee(16)
10.36	Amendment Agreement with AmSouth Bank dated December 30, 2003(18)
10.37	Second Amendment Agreement with AmSouth dated February 9, 2004(19)
10.38	Registration Rights Agreement dated as of July 8, 2003, between Registrant, the Subsidiary Guarantors and Jefferies & Company, Inc.(17)
10.39	Form of Common Stock Purchase Warrant issued to Halpern Denny, BET and Brookwood(6)
10.40	Form of Common Stock Purchase Warrant issued to the Greenlight Entities(6)
10.41	Registration Rights Agreement dated as of January 17, 2001, by and among the Company, Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore, Ltd.(6)
10.42	Form of Common Stock Purchase Warrant issued to Halpern Denny(22)

10.43	Amended and Restated Registration Rights Agreement dated as of January 18, 2001, by and among the Company, Halpern Denny, BET and Brookwood(6)
10.44	Amendment No. 1 to Amended and Restated Registration Rights Agreement dated as of January 18, 2001, by and among the Company, Halpern Denny, BET and Brookwood(22)
10.45	Amendment No. 2 to Registration Rights Agreement dated as of June 19, 2001, by and among the Company, Halpern Denny, BET and Brookwood(4)
10.46	Form of Common Stock Purchase Warrant issued to Halpern Denny, Greenlight Capital and Special Situations(4)
10.47	Warrant Agreement dated as of June 19, 2001, by and among the Company, Jeffries & CO. and the United States Trust Company of New York (4)
10.48	Registration Rights Agreement dated as of June 19, 2001, by and between the Company and Jefferies & Co.(4)
10.49	Third Amendment Agreement with AmSouth Bank dated February 11, 2005(23)
10.50
Second Amended and Restated Project and Approved Supplier Agreement dated as of April 28, 2002 and Letter Agreement, effective as of December 14, 2004, dated February 23, 2005, by and among New World Restaurant Group, Inc., Einstein and Noah Corp., Manhattan Bagel Company, Inc., and Harlan Bagel Supply Company, LLC, Harlan Bakeries, Inc., Hal P. Harlan, Hugh P. Harlan and Doug H. Harlan (Certain information contained in this exhibit has been omitted and filed separately with the Commission pursuant to a confidential treatment request under Rule 24b-2)(23)
21.1	List of Subsidiaries(23)
23.1	Consent of Grant Thornton LLP*
23.2	Consent of Holme Roberts & Owen LLP (included in Exhibit 5.1)†
24.1	Power of attorney†

*
Filed herewith.

†
Previously filed.

(1)
Incorporated by reference to Exhibit 3.2 from the Registrant's Registration Statement on Form SB-2 (33-95764).

(2)
Incorporated by reference from Registrant's Registration Statement on Form SB-2 (33-95764).

(3)
Incorporated by reference from Registrant's Current Report on Form 8-K dated June 7, 1999.

(4)
Incorporated by reference from Registrant's Current Report on Form 8-K dated July 3, 2001.

(5)
Incorporated by reference from Registrant's Current Report on Form 8-K dated September 7, 1999.

(6)
Incorporated by reference from Registrant's Current Report on Form 8-K dated January 17, 2001.

(7)
Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2002.

(8)
Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2002, filed on May 14, 2003.

(9)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as schedule 1 to annex B.

(10)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex D.

(11)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex E.

(12)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex F.

(13)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex G.

(14)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex H.

(15)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex I.

(16)
Incorporated by reference from Registrant's Form S-4 Registration Statement (File No. 333-107894), filed on September 19, 2003.

(17)
Incorporated by reference from Registrant's Form S-4 Registration Statement (File No. 333-107894), filed on August 12, 2003.

(18)
Incorporated by reference from Registrant's Current Report on Form 8-K, filed on January 5, 2004.

(19)
Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 30, 2003.

(20)
Incorporated by reference from Registrant's Schedule 14A, filed on April 8, 2004 included as annex C.

(21)
Incorporated by reference from Registrant's Schedule 14A, filed on April 8, 2004 included as annex D.

(22)
Incorporated by reference from the Registrant's Current Report on Form 8-K dated March 29, 2001.

(23)
Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2004.

(b)
Financial Statement Schedules

        See the Index to Consolidated Financial Statements included on page F-1 for a list of the financial statements included in this prospectus.

        See page S-1 for Schedule II—Valuation and Qualifying Accounts.

        All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this Registration Statement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on November 8, 2005.

NEW WORLD RESTAURANT GROUP, INC.

By:	* Paul J.B. Murphy, III President and Chief Executive Officer (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Paul J.B. Murphy, III	President and Chief Executive Officer and Director (Principal Executive Officer)	November 8, 2005
* Richard P. Dutkiewicz	Chief Financial Officer (Principal Financial and Accounting Officer)	November 8, 2005
* James W. Hood	Director	November 8, 2005
* S. Garrett Stonehouse, Jr.	Director	November 8, 2005
* Leonard Tannenbaum	Director	November 8, 2005
* E. Nelson Heumann	Director	November 8, 2005
* Frank C. Meyer	Director	November 8, 2005
* Michael W. Arthur	Director	November 8, 2005
*/s/ JILL B. SISSON, ATTORNEY IN FACT